                                                FILED PURSUANT TO RULE 424(b)(5)
                                                      REGISTRATION NO. 333-64692
                                  $200,000,000

                                  [SWIFT LOGO]

                   9 3/8% Senior Subordinated Notes Due 2012

                               ------------------

     We will pay interest on the notes on each May 1 and November 1. The first interest payment will be made on November 1, 2002. There is no sinking fund for the notes.

     We may redeem the notes on and after May 1, 2007 at the prices listed on page S-53. Prior to May 1, 2005, we may redeem up to 33 1/3% of the notes at a price of 109.375% with the proceeds of qualified offerings of our equity.

     The notes will be unsecured senior subordinated obligations and will be subordinated in right of payment to all our existing and future senior debt, including our bank debt.

     INVESTING IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-11 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS.

                                                                 UNDERWRITING    PROCEEDS TO
                                                    PRICE TO     DISCOUNTS AND   SWIFT ENERGY
                                                   PUBLIC(1)      COMMISSIONS     COMPANY(1)
                                                  ------------   -------------   ------------
Per Note........................................          100%          2.5%            97.5%
Total...........................................  $200,000,000    $5,000,000     $195,000,000

(1) Plus accrued interest, if any, from April 16, 2002

     Delivery of the notes, in book-entry form only, will be made on or about April 16, 2002.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

                           CREDIT SUISSE FIRST BOSTON

BANC ONE CAPITAL MARKETS, INC.           CIBC WORLD MARKETS
A.G. EDWARDS & SONS, INC.                FRIEDMAN BILLINGS RAMSEY
JEFFERIES & COMPANY, INC.                JPMORGAN
MORGAN STANLEY                           UBS WARBURG

            The date of this prospectus supplement is April 11, 2002

                             [INSIDER FRONT COVER]

                                    PICTURE

     This document is in two parts. The first part is this prospectus supplement, which describes the terms of the notes. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the notes. In this prospectus supplement, "Swift," "we," "us," and "our" refer to Swift Energy Company and its subsidiaries, unless otherwise indicated.

     IF THE DESCRIPTION OF THE NOTES VARIES BETWEEN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, YOU SHOULD RELY ON THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT.

     YOU SHOULD RELY ONLY ON THE INFORMATION WE HAVE INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ADDITIONAL OR DIFFERENT INFORMATION. IF YOU RECEIVE ANY UNAUTHORIZED INFORMATION, YOU MUST NOT RELY ON IT. WE ARE OFFERING TO SELL THE NOTES ONLY IN STATES WHERE SALES ARE PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION WE HAVE INCLUDED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OR THAT ANY INFORMATION WE HAVE INCORPORATED BY REFERENCE IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THE DOCUMENT INCORPORATED BY REFERENCE.

     See the "Glossary of Terms" beginning on page S-100 for explanations of abbreviations and terms used in this prospectus supplement.
                               ------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                       PAGE
                                       -----
SUMMARY..............................  S-1
RISK FACTORS.........................  S-11
USE OF PROCEEDS......................  S-15
CAPITALIZATION.......................  S-16
SELECTED HISTORICAL CONSOLIDATED
  FINANCIAL DATA.....................  S-17
NOTES TO SELECTED HISTORICAL
  CONSOLIDATED FINANCIAL DATA........  S-18
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS......................  S-19
BUSINESS AND PROPERTIES..............  S-28
MANAGEMENT...........................  S-45

                                       PAGE
                                       -----
DESCRIPTION OF EXISTING
  INDEBTEDNESS.......................  S-48
DESCRIPTION OF THE NOTES.............  S-50
CERTAIN U.S. FEDERAL INCOME TAX
  CONSIDERATIONS.....................  S-91
UNDERWRITING.........................  S-96
NOTICE TO CANADIAN RESIDENTS.........  S-97
LEGAL MATTERS........................  S-98
EXPERTS..............................  S-99
OTHER MATTERS........................  S-99
GLOSSARY OF TERMS....................  S-100
CONSOLIDATED FINANCIAL STATEMENTS....  F-1

                                   PROSPECTUS

                                        PAGE
                                        ----
ABOUT THIS PROSPECTUS.................     1
WHERE YOU CAN FIND MORE INFORMATION...     1
RISK FACTORS..........................     2
FORWARD-LOOKING STATEMENTS............     3
THE COMPANY...........................     4
RATIO OF EARNINGS TO FIXED CHARGES....     4
USE OF PROCEEDS.......................     5

                                        PAGE
                                        ----
DESCRIPTION OF DEBT SECURITIES........     5
DESCRIPTION OF CAPITAL STOCK..........    13
DESCRIPTION OF DEPOSITARY SHARES......    17
DESCRIPTION OF WARRANTS...............    18
SELLING SHAREHOLDERS..................    18
PLAN OF DISTRIBUTION..................    19
LEGAL OPINIONS........................    20
EXPERTS...............................    21

               INCORPORATION OF ADDITIONAL DOCUMENTS BY REFERENCE

     In addition to the documents referred to under "Where You Can Find More Information" in the accompanying prospectus, this prospectus supplement incorporates by reference our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 filed by us with the Securities and Exchange Commission.

                                    SUMMARY

     This summary highlights selected information from this prospectus supplement and the accompanying prospectus, but may not contain all of the information that is important to you. This prospectus supplement and the accompanying prospectus include specifics of the offering of the notes and their terms and information about our business and financial data. Before making an investment decision, we encourage you to read this prospectus supplement and the accompanying prospectus, including the "Risk Factors" section in each prospectus, and the documents we incorporate by reference. When we describe our year end 2001 proved reserves on a pro forma basis, we are giving effect to our January 2002 acquisition of an estimated 62.1 Bcfe of proved reserves at year end 2001 in the TAWN fields in New Zealand and to our March 2002 acquisition of an estimated 5.7 Bcfe of proved reserves at year end 2001 in the Rimu/Kauri area in New Zealand from Antrim Oil and Gas Limited. Our actual year end 2001 proved reserves prior to the above acquisitions were 645.8 Bcfe.

                                  ABOUT SWIFT

     Swift Energy Company engages in developing, exploring, acquiring, and operating oil and gas properties, with a focus on onshore oil and natural gas reserves in Texas and Louisiana and onshore oil and natural gas reserves in New Zealand. At year end 2001, on a pro forma basis, we had estimated proved reserves of 713.6 Bcfe, concentrated 48% in Texas, 25% in Louisiana and 24% in New Zealand. Approximately 52% of these reserves are natural gas. For the 12 months ended December 31, 2001, we generated EBITDA of $136.8 million.

     The following table of pro forma proved reserves highlights our core areas:

                                                                PRO FORMA PROVED RESERVES
                                                                   AS OF YEAR END 2001
                                                           -----------------------------------
                                                                PROVED           PERCENT OF
AREA                                       LOCATION         RESERVES (BCFE)    PROVED RESERVES
----                                       --------        -----------------   ---------------
AWP Olmos...........................  South Texas                207.5               29%
Masters Creek.......................  Central Louisiana          104.8               15%
Brookeland..........................  East Texas                  59.1                8%
Lake Washington.....................  South Louisiana             72.5               10%
Rimu/Kauri..........................  New Zealand                107.6               15%
TAWN................................  New Zealand                 62.1                9%
     Other Domestic.....................................         100.0               14%
                                                                 -----              ----
          Total.........................................         713.6              100%

     We have a well-balanced portfolio of oil and gas properties and prospects. The AWP Olmos, Lake Washington and New Zealand areas are characterized by long-lived reserves that we expect to produce steadily over a long period of time. The Masters Creek and Brookeland areas are characterized by shorter-lived reserves with high initial rates of production that decline more rapidly. Based on 2001 year end domestic proved reserves and 2001 production, our domestic properties had an estimated average reserve life of 12.3 years. An independent engineering firm's report in late 2001 estimates the Rimu/Kauri development area to have a 25-30 year life. In addition to our core areas, we have a number of emerging growth areas that may become additional core operating areas for us. These growth areas are described in the "Business and Properties" section of this prospectus supplement.

                              RECENT DEVELOPMENTS

     Effective January 25, 2002, we expanded our core areas of operation by acquiring interests in the four TAWN fields in New Zealand for approximately $54.4 million. This acquisition, which also included significant infrastructure, added proved developed reserves estimated to be 62.1 Bcfe at December 31, 2001, all of which are proved producing and approximately 75% of which were classified as natural gas. In March 2002, we purchased an additional 5% interest in our permit 38719, where the Rimu and Kauri discoveries are located, from Antrim Oil and Gas Limited for 220,000 shares of Swift common stock and an effective date adjustment of approximately $530,000. This acquisition added estimated reserves at year end 2001 of 5.7 Bcfe and increased our interest in the permit to 95%. We also acquired Antrim's interest in another New Zealand permit, which doubled our interest there to 15%. In addition, the construction of our Rimu production station in New Zealand has been completed, which will allow us to commence sale of production from our Rimu discovery in April 2002.

     Since acquiring the Lake Washington field in March 2001, we have drilled a total of eight wells in this field. The results of these wells support our belief that there is additional reserves potential in multiple horizons located around the salt dome in the center of the field ranging from depths of 1,300 to 18,000 feet. We have increased average monthly production in this field net to Swift's interests from approximately 652 BOE per day when we acquired the field to approximately 1,236 BOE per day during February 2002. The field currently produces oil and natural gas liquids from 26 wells. As a result of our drilling and remapping of the field and improvement in production levels, we are currently focusing most of our 2002 domestic drilling budget on 20 development wells and two exploratory wells in this field. We have 29 proved undeveloped drilling locations in this field.

     Our first quarter 2002 production increased over 17.5% to at least 12.1 Bcfe compared to production of 10.3 Bcfe during the first quarter of 2001. This is also a 5% increase from 11.5 Bcfe produced during the fourth quarter of 2001. Approximately 20% of the first quarter 2002 production comes from our new TAWN core area in New Zealand.

     On March 28, 2002, we received $7.5 million for our interest in the Samburg project located in Western Siberia, Russia as a result of the sale by a third party of its ownership in a Russian joint stock company, which owned and operated this field. This cash payment will result in our recognition of a $7.5 million non-recurring pre-tax gain in the first quarter of 2002.

     In late March and early April 2002, we entered into hedges covering a portion of both our oil and natural gas production from May 2002 through December 2002. These hedges are in the form of participating collars that are a series of puts and calls, in which we will participate in 60% of the price received above the cap. The counter party to the gas contracts is a member of our bank syndicate under our credit facility and another member is the counter party to the oil contracts. One group of oil collars has a floor of $20.00 per Bbl and a cap of $27.52 per Bbl and covers 25,000 Bbl per month, and the other group has a floor of $21.00 per Bbl and a cap of $27.65 and covers 20,000 Bbl per month. One group of natural gas collars has a floor of $2.50 per MMBtu and a cap of $4.21 per MMBtu and covers 200,000 MMBtu per month of our domestic production, and the other group has a floor of $2.75 per MMBtu and a cap of $4.55 per MMBtu and covers 80,000 MMBtu per month of our domestic production. All of our New Zealand natural gas production for 2002 is contracted for at defined prices under two long-term, reserve-based contracts.

     We have filed a prospectus supplement dated April 9, 2002 with the SEC relating to the offer and sale of 1,500,000 shares of our common stock with an over-allotment option, which has been exercised in full, of 225,000 additional shares of common stock. This stock was offered in a separate public offering which is expected to close April 12, 2002. The net proceeds of the common stock offering are estimated to be approximately $30.5 million, which will be used to reduce a portion of the outstanding indebtedness under our credit facility incurred in connection with our current acquisitions, development and exploitation activities. This notes offering and the offering of common stock are not conditioned upon each other.

     On April 8, 2002, Moody's Investors Service announced it had assigned a B3 rating to this notes offering. In connection with this rating, Moody's announced further that it had changed the rating of our existing $125.0 million of 10 1/4% senior subordinated notes due 2009 to B3, down from B2. On April 10, 2002, Standard & Poor's announced it had assigned a B rating to this notes offering. In connection with this rating, Standard & Poor's announced further that it had reaffirmed its existing B rating on our 10 1/4% senior subordinated notes due 2009.

                  COMPETITIVE STRENGTHS AND BUSINESS STRATEGY

SUCCESSFUL TRACK RECORD

     Our growth in reserves and production has resulted primarily from drilling activities in our core areas combined with producing property acquisitions. Over the five-year period ended December 31, 2001, our estimated proved reserves grew from 258.7 Bcfe to 713.6 Bcfe on a pro forma basis. Over the same period, our net cash provided by operations increased from $37.1 million to $139.9 million. We believe that our experience in growing our reserves will be beneficial to us as we continue to pursue our business strategy.

BALANCED APPROACH TO ADDING RESERVES

     Over the past five years, we have spent an average of 11% of our capital expenditure budget on exploration drilling, 51% on development activities, 19% on proved property acquisitions and 14% on lease acquisitions. Currently our 2002 capital expenditures are focused on developing and producing long-lived reserves in Lake Washington and New Zealand, which should flatten our overall production decline curve, strengthen our ongoing production profile and extend our average reserve life. Our strategy is to grow through drilling on our core properties and in emerging growth areas when oil and gas prices are strong, with a shift toward acquisitions when prices weaken. We believe this balanced approach has resulted in our ability to grow reserves in a relatively low cost manner, while participating in the upside potential of exploration. Over the five-year period ended December 31, 2001, we replaced 302% of our production at an average cost of $1.26 per Mcfe.

CONCENTRATED FOCUS ON CORE AREAS

     Our concentration of reserves and our significant acreage positions in our core areas allow us to realize economies of scale in drilling and production. Our domestic operations are concentrated in Texas and Louisiana, where 96% of our domestic reserves are located. All of our international operations are currently concentrated in New Zealand. We enhance the value of these concentrations by acting as operator of 95% of our proved reserves at year end 2001. Our focus in our core areas has enabled us to develop and utilize several innovative technology applications adapted to those areas, which we believe provide us with an advantage over our competitors.

ABILITY TO BUILD UPON OUR SUCCESSFUL DISCOVERIES AND ACQUISITIONS IN NEW ZEALAND

     Our New Zealand activities provide us with long-term growth opportunities and significant potential reserves in a country with stable political and economic conditions, existing oil and gas infrastructure and favorable tax and royalty regimes. In April 2001, we began selling oil from extended production testing of our New Zealand wells. We expect production and gas processing facilities will be operational in April 2002, a significantly faster period from initial discovery to commercial production than similar projects previously conducted in New Zealand of which we are aware. In January 2002, we acquired the TAWN fields. From the closing of the TAWN acquisition on January 25, 2002 through March 25, 2002, these fields have generated average daily net production of approximately 40 MMcfe. In our TAWN acquisition, we also acquired extensive associated processing facilities and pipelines, which give us a competitive advantage through infrastructure that complements our existing fields, providing us with access to export terminals and markets and additional excess processing capacity for both oil and natural gas. We also have prospective areas in New Zealand outside of the Rimu/Kauri area that we will evaluate for drilling in the future.

EXPERIENCED TECHNICAL TEAM

     We employ 35 oil and gas professionals, including geophysicists, petrophysicists, geologists, petroleum engineers and production and reservoir engineers, who have an average of approximately 25 years of experience in their technical fields and have been employed by Swift for an average of over 10 years. This level of expertise and experience, coupled with our employees' longevity with Swift, gives us a unique in-house ability to apply advanced technologies to our drilling, acquisition and production activities.

FINANCIAL DISCIPLINE

     We practice a disciplined approach to financial management and have historically maintained a strong capital structure that preserves our ability to execute our business plan. Key components of our financial discipline include maintaining a balanced capital budget, establishing leverage ratios that are appropriate given the volatility of the oil and gas markets and opportunistically accessing the capital markets. After giving effect to our common stock offering and this offering, as of December 31, 2001, our long-term debt would have comprised approximately 49% of our total capitalization. As of March 31, 2002, after the TAWN acquisition in January 2002 and the Antrim acquisition in March 2002, and after giving effect to our common stock offering and this offering, our long-term debt would have comprised approximately 49% of our total capitalization. Additionally, after applying the net proceeds from our common stock offering and this offering to reduce amounts outstanding under our credit facility, based on our March 31, 2002 balance, we expect to have approximately $188.9 million of available borrowing capacity. By replacing indebtedness incurred under our revolving credit facility in connection with acquisition, development and exploitation activity with the net proceeds from our common stock offering and this offering, we will be implementing our strategy of matching long-lived assets with long-term debt and equity.

                                  THE OFFERING

Issuer........................   Swift Energy Company

Securities Offered............   $200.0 million aggregate principal amount of
                                 9 3/8% senior subordinated notes due 2012.

Maturity Date.................   May 1, 2012.

Interest Payment Dates........   May 1 and November 1 of each year, commencing
                                 on November 1, 2002.

Ranking.......................   The notes:

                                 - are unsecured senior subordinated
                                   obligations;

                                 - are subordinate in right of payment to all
                                   existing and future senior debt, including our bank debt;

                                 - rank equally with our senior subordinated
                                   notes due 2009 and any future senior
                                   subordinated debt; and

                                 - are senior to any future junior subordinated
                                   debt.

Subsidiary Guaranty...........   If certain of our subsidiaries incur debt,
                                 issue preferred stock or guarantee any of our other debt, that subsidiary generally will be required to guarantee the notes. As of the date of this prospectus supplement, there are no subsidiary guarantors. The guarantee of any subsidiary will be subordinated in right of payment to the senior debt of the subsidiary guarantor and senior in right of payment to any junior subordinated debt of the subsidiary guarantor.

Optional Redemption...........   On or after May 1, 2007, we may redeem some or
                                 all of the notes at any time at the prices listed under the heading "Description of the Notes -- Optional Redemption."

                                 Before May 1, 2005, we may redeem up to 33 1/3% of the aggregate principal amount of the notes originally issued with the proceeds from qualified offerings of our equity at a price equal to 109.375% of the principal amount of the redeemed notes, plus accrued interest to the redemption date, provided that at least
                                 66 2/3% of the aggregate principal amount of the notes originally issued remains outstanding.

Change of Control Offer.......   If a change in control of Swift occurs, we must
                                 offer to repurchase the notes at a purchase price of 101% of their face amount, plus accrued interest to the date we repurchase the notes.

Certain Covenants.............   We will issue the notes under an indenture
                                 containing covenants for your benefit. These covenants restrict our ability and the ability of our subsidiaries to:

                                 - incur additional debt or issue preferred
                                   stock;

                                 - create liens;

                                 - pay dividends or make other restricted
                                   payments;

                                 - issue and sell capital stock of our
                                   restricted subsidiaries;

                                 - transfer or sell assets;

                                 - enter into transactions with affiliates;

                                 - consolidate, merge or transfer all or
                                   substantially all of our assets;

                                 - incur dividend or other payment restrictions
                                   affecting subsidiaries; or

                                 - make investments.

                                 These covenants are subject to important exceptions and qualifications, which are described in "Description of the
                                 Notes -- Certain Covenants."

Use of Proceeds...............   The net proceeds from this offering are
                                 estimated to be approximately $194.5 million.
                                 The net proceeds will be used to reduce the outstanding indebtedness under our credit facility incurred in connection with our recent acquisition, development and exploitation activities.

                                  RISK FACTORS

     Before making an investment decision, you should consider all of the information in this prospectus supplement and the accompanying prospectus, and should carefully evaluate the risks in the "Risk Factors" section beginning on page S-11 of this prospectus supplement and page 2 of the accompanying prospectus.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary consolidated financial data presented below for each of the five years in the period ended December 31, 2001 has been derived from our audited consolidated financial statements. For a discussion of our significant financial results and conditions during 2001, 2000 and 1999, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus supplement.

                                                                            YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------------------
                                                                2001       2000       1999       1998       1997
                                                              --------   --------   --------   --------   --------
                                                                         (IN THOUSANDS, EXCEPT RATIOS)
INCOME STATEMENT DATA:
Revenues:
  Oil and gas sales.........................................  $181,185   $189,139   $108,899   $ 80,068   $ 69,015
  Fees from limited partnerships and joint ventures.........       427        332        230        334        746
  Interest income...........................................        49      1,339        833        107      2,395
  Price risk management and other, net......................     2,146        815        709      1,960      2,556
                                                              --------   --------   --------   --------   --------
        Total revenues......................................   183,807    191,625    110,671     82,469     74,712
                                                              --------   --------   --------   --------   --------
Costs and expenses:
  General and administrative, net of reimbursement..........     8,187      5,586      4,497      3,854      3,524
  Depreciation, depletion, and amortization.................    59,502     47,771     42,349     39,343     24,247
  Oil and gas production....................................    36,720     29,221     19,646     13,139      8,779
  Interest expense, net.....................................    12,627     15,968     14,443      8,752      5,033
  Other expenses............................................     2,102         --         --         --         --
  Write-down of oil and gas properties(a)...................    98,862         --         --     90,772         --
                                                              --------   --------   --------   --------   --------
        Total costs and expenses............................   218,000     98,546     80,935    155,860     41,583
                                                              --------   --------   --------   --------   --------
Income (loss) before income taxes and extraordinary item and
  change in accounting principle............................   (34,193)    93,079     29,736    (73,391)    33,129
Provision (benefit) for income taxes........................   (12,238)    33,265     10,450    (25,166)    10,819
                                                              --------   --------   --------   --------   --------
Income (loss) before extraordinary item and change in
  accounting principle......................................   (21,955)    59,814     19,286    (48,225)    22,310
Extraordinary loss on early extinguishment of debt (net of
  taxes)(b).................................................        --        630         --         --         --
Cumulative effect of change in accounting principle (net of
  taxes)(c).................................................       393         --         --         --         --
                                                              --------   --------   --------   --------   --------
Net income (loss)...........................................  $(22,348)  $ 59,184   $ 19,286   $(48,225)  $ 22,310
                                                              ========   ========   ========   ========   ========
OTHER FINANCIAL DATA:
EBITDA(d)...................................................  $136,799   $156,819   $ 86,528   $ 65,476   $ 62,410
Net cash provided by operating activities...................   139,884    128,197     73,603     54,249     55,256
Capital expenditures........................................   275,126    173,277     78,113    183,816    131,967
Ratio of earnings to fixed charges(e).......................        --        5.2x       2.4x        --        5.2x
Ratio of EBITDA to cash interest(d)(f)......................       7.4x       7.6x       6.6x       5.1x       8.6x

BALANCE SHEET DATA (AT END OF PERIOD):
Working capital (deficit)...................................  $(36,492)  $(22,452)  $ 16,535   $  3,831   $  1,464
Total assets................................................   671,685    572,387    454,299    403,645    339,115
Long-term debt:
  Bank borrowings...........................................   134,000     10,600         --    146,200      7,915
  6 1/4% convertible subordinated notes.....................        --         --    115,000    115,000    115,000
  10 1/4% senior subordinated notes.........................   124,197    124,129    124,068         --         --
Stockholders' equity........................................   312,653    332,154    170,404    109,363    159,401

                                                       (Notes on following page)

                  NOTES TO SUMMARY CONSOLIDATED FINANCIAL DATA

(a) In the fourth quarter of 2001, prices for both oil and gas at December 31, 2001, necessitated a pre-tax domestic full cost ceiling write-down of oil and gas properties of $98.9 million, or $63.5 million after-tax. Additionally, in the third quarter of 1998, we took a non-cash write-down of domestic oil and gas properties as lower prices for both oil and gas at September 30, 1998, necessitated a pre-tax domestic full cost ceiling write-down in 1998 of $77.2 million, or $50.9 million after-tax. Also in the third quarter of 1998, we impaired our total investment in Russia of $10.8 million and impaired our capitalized unproved properties costs in Venezuela of $2.8 million. The impairment of the unproved properties costs in these two countries resulted in a separate 1998 non-cash pre-tax charge to earnings of $13.6 million, or $9.0 million after-tax. The combination of the non-cash full cost domestic ceiling write-down and the non-cash foreign impairment charges in 1998 resulted in a combined non-cash charge to earnings of $90.8 million pre-tax, or $59.9 million after-tax.

(b) In December 2000, we called for redemption of all our 6.25% Convertible Subordinated Notes due 2006, or Convertible Notes, at 103.75% of their principal amount. Holders of approximately $100.0 million of the Convertible Notes elected to convert their notes into 3,164,644 shares of our common stock. Holders of the approximately $15.0 million remaining Convertible Notes elected to redeem their notes for cash plus accrued interest. This cash redemption resulted in our recognizing an extraordinary loss on the early extinguishment of debt (net of taxes) of $0.6 million.

(c) We adopted SFAS No. 133 effective January 1, 2001. Accordingly, we marked our open derivative contracts at December 31, 2000 to fair value at that date resulting in a one-time net of taxes charge of $0.4 million which is recorded as a cumulative effect of change in accounting principle.

(d) EBITDA represents income before interest expense, income tax, and depreciation, depletion and amortization (including the write-down of oil and gas properties). We have reported EBITDA because we believe EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt. We believe EBITDA assists such investors in comparing a company's performance on a consistent basis without regard to depreciation, depletion and amortization, which can vary significantly depending upon accounting methods or nonoperating factors such as historical cost. EBITDA is not a calculation based on GAAP and should not be considered an alternative to net income in measuring our performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash which are disclosed in our Consolidated Statements of Cash Flows. Investors should carefully consider the specific items included in our computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of our operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by us may not be comparable in all instances to EBITDA as reported by other companies. EBITDA amounts may not be fully available for management's discretionary use, due to certain requirements to conserve funds for capital expenditures, debt service and other commitments. The definition of EBITDA stated herein differs from the definition of EBITDA applicable to the covenants for the notes, in that the notes definition makes certain exclusions to net income, some of which would reduce EBITDA. See "Description of the Notes -- Certain
     Definitions -- Consolidated Net Income" and "-- EBITDA."

(e) For purposes of calculating the ratio of earnings to fixed charges, fixed charges include interest expense, capitalized interest, amortization of debt issuance costs and that portion of non-capitalized rental expense deemed to be the equivalent of interest. Earnings represents income before income taxes from continuing operations before fixed charges. Due to the $98.9 million and $90.8 million non-cash charges incurred in 2001 and 1998, respectively, resulting from a write-down in the carrying value of natural gas and oil properties, 2001 and 1998 earnings were insufficient by $40.2 million and $76.9 million to cover fixed charges in 2001 and 1998, respectively. If these non-cash charges were excluded, the ratio of earnings to fixed charges would have been 4.1x for 2001 and 2.1x for 1998.

(f) Cash interest is defined as the total amount of interest paid on our obligations, prior to any allowed capitalized amount.

                      SUMMARY RESERVES AND PRODUCTION DATA

     The following tables set forth certain summary information with respect to estimates of our oil and gas reserves, and data about production and sales of oil and gas for the periods indicated. Reserves were determined by us and audited by H.J. Gruy and Associates, Inc., independent petroleum consultants. The net reserves and cash flows for New Zealand were prepared by us. See "Business and Properties -- Oil and Gas Reserves" and "Risk Factors."

                                                                   AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                                          ------------------------------------------------------------
                                                             2001           2000          1999       1998       1997
                                                          ----------     ----------     --------   --------   --------
ESTIMATED PROVED OIL AND GAS RESERVES(A):
Net gas reserves (MMcf):
  Proved developed......................................     181,652        215,170      174,046    197,106    191,108
  Proved undeveloped....................................     143,260        203,444      155,914    155,295    123,198
                                                          ----------     ----------     --------   --------   --------
        Total...........................................     324,912        418,614      329,960    352,401    314,306
                                                          ==========     ==========     ========   ========   ========
Net oil reserves (MBbls):
  Proved developed......................................      23,760         10,980        8,437      7,143      4,289
  Proved undeveloped....................................      29,723         24,154       12,369      6,815      3,570
                                                          ----------     ----------     --------   --------   --------
        Total...........................................      53,483         35,134       20,806     13,958      7,859
                                                          ==========     ==========     ========   ========   ========
        TOTAL PROVED OIL AND GAS RESERVES (MMCFE).......     645,808        629,416      454,797    436,148    361,459
                                                          ==========     ==========     ========   ========   ========
ESTIMATED PRESENT VALUE OF PROVED RESERVES (IN
  THOUSANDS):
Estimated present value of future net cash flows from
  proved reserves discounted at 10% per annum, "PV-10
  Value"(a):
  Proved developed......................................  $  344,479     $1,257,571     $301,200   $243,124   $244,365
  Proved undeveloped....................................     258,507      1,055,684      262,855     97,661    105,980
                                                          ----------     ----------     --------   --------   --------
PV-10 Value(a)..........................................  $  602,986(b)  $2,313,255(b)  $564,055   $340,785   $350,345
                                                          ==========     ==========     ========   ========   ========
Standardized measure of discounted estimated future net
  cash flows after income taxes(a)......................  $  454,558     $1,577,958     $438,944   $290,273   $292,838
                                                          ==========     ==========     ========   ========   ========
PRICES USED IN CALCULATING END OF YEAR PROVED RESERVES:
Oil (per Bbl)...........................................  $    18.45     $    24.62     $  23.69   $  11.23   $  15.76
Gas (per Mcf)...........................................  $     2.51     $     9.86     $   2.58   $   2.23   $   2.78
OTHER RESERVES DATA:
Three year reserve replacement cost (per Mcfe)(c).......  $     1.40     $     1.00     $   1.09   $   0.96   $   0.73
Three year reserve replacement rate(d)..................         263%           319%         287%       422%       590%
Gas as percent of total proved reserve quantities.......          50%            67%          73%        81%        87%
Proved developed reserves as percent of total proved
  reserves..............................................          50%            45%          49%        55%        60%

                                                                            YEAR ENDED DECEMBER 31,
                                                          ------------------------------------------------------------
                                                             2001           2000          1999       1998       1997
                                                          ----------     ----------     --------   --------   --------
NET SALES VOLUME:
Oil (MBbls).............................................       3,055          2,472        2,565      1,801        672
Gas (MMcf)(e)...........................................      26,459         27,525       27,485     28,226     21,359
Total production (MMcfe)(e).............................      44,791         42,357       42,874     39,030     25,394
WEIGHTED AVERAGE SALES PRICES:
Oil (per Bbl)...........................................  $    22.64     $    29.35     $  16.75   $  11.86   $  17.59
Gas (per Mcf)...........................................  $     4.23     $     4.24     $   2.40   $   2.08   $   2.68
SELECTED DATA PER MCFE:
Production costs........................................  $     0.82     $     0.69     $   0.46   $   0.34   $   0.35
Depreciation, depletion, and amortization...............  $     1.33     $     1.13     $   0.99   $   1.01   $   0.95
General and administrative, net of reimbursement........  $     0.18     $     0.13     $   0.10   $   0.10   $   0.14

                                                       (Notes on following page)

                 NOTES TO SUMMARY RESERVES AND PRODUCTION DATA

(a) Quantity estimates, their PV-10 Value and the standardized measure of future net cash flows are affected by the change in crude oil and gas prices at the end of each year.

(b) Under SEC guidelines, estimates of the PV-10 Value of proved reserves must be made using oil and gas sales prices at the date for the valuation, which prices are held constant throughout the life of the properties. Our year end 2001 average prices used to calculate PV-10 Value were $2.51 per Mcf and $18.45 per Bbl. The year end 2001 gas price of $2.51 was significantly lower than the average gas price of $4.23 we received during 2001. The year end 2001 oil price of $18.45 was also lower than the average oil price of $22.64 we received in 2001. Had year end reserves been calculated using the average 2001 prices we received, $22.64 for oil and $4.23 for gas, the PV-10 Value would have been approximately $947.8 million compared to the $603.0 million reported using year end 2001 prices. Conversely, commodity prices were unusually high at year end 2000, especially gas prices. Our year end 2000 average prices used to calculate PV-10 Value were $9.86 per Mcf and $24.62 per Bbl. Had year end 2000 reserves been calculated using the average 2000 prices we received, $29.35 for oil and $4.24 for gas, the PV-10 Value would have been approximately $1.1 billion compared to the $2.3 billion reported using year end 2000 prices.

(c) Calculated for a three-year period ending with the year presented by dividing total acquisition, exploration and development costs, excluding future development costs, during such period by net reserves added during the period, excluding any revisions of those reserves.

(d) Calculated for a three-year period ending with the year presented by dividing the increase in net reserves, including any revisions of those reserves, by the production quantities for such period.

(e) Natural gas production for the years ended 2000, 1999, 1998 and 1997 includes 405, 728, 866 and 1,015 MMcf, respectively, delivered under the volumetric production payment agreement pursuant to which we were obligated to deliver certain monthly quantities of gas to a third party through October 2000. Remaining obligated volumes associated with the volumetric production payment were not included in our estimate of net reserves for the relevant years.

                                  RISK FACTORS

     An investment in our notes involves significant risks. You should carefully consider the following risk factors before you decide to purchase the notes. You should also carefully read and consider all of the information we have included, or incorporated by reference, in this prospectus supplement and the accompanying prospectus before you decide to purchase the notes.

OIL AND NATURAL GAS PRICES ARE VOLATILE. A SUBSTANTIAL DECREASE IN OIL AND NATURAL GAS PRICES WOULD ADVERSELY AFFECT OUR FINANCIAL RESULTS.

     Our future financial condition, results of operations and the value of our oil and natural gas properties depend primarily upon market prices for oil and natural gas. Oil and natural gas prices historically have been volatile and will likely continue to be volatile in the future. Oil and natural gas prices received in the second half of 2001 were significantly lower than the average prices we received during the first half of 2001, and lower than the average prices received for most of 2000. Both commodity prices continued to drop during the early part of the first quarter of 2002. The prices for oil and natural gas are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty, worldwide economic conditions, weather conditions, import prices, political conditions in major oil producing regions, especially the Middle East, and actions taken by OPEC. A significant decrease in price levels for an extended period would negatively affect us in several ways:

     - our cash flow would be reduced, decreasing funds available for capital expenditures employed to replace reserves or increase production;

     - certain reserves would no longer be economic to produce, leading to both lower proved reserves and cash flow;

     - our lenders could reduce the borrowing base under our credit facility because of lower oil and gas reserve values, reducing our liquidity and possibly requiring mandatory loan repayments; and

     - access to other sources of capital, such as equity or long-term debt markets, could be severely limited or unavailable in a low price environment.

     Consequently, our revenues and profitability would suffer.

OUR DEBT REDUCES OUR FINANCIAL FLEXIBILITY, AND OUR DEBT LEVELS MAY INCREASE.

     As of March 31, 2002, after the TAWN acquisition in January 2002 and the Antrim acquisition in March 2002, and after giving effect to our common stock offering and this offering, our long-term debt would have comprised approximately 49% of our total capitalization. Increased debt:

     - would require us to dedicate a significant portion of our cash flow to the payment of interest;

     - would subject us to a higher financial risk in an economic downturn due to substantial debt service costs;

     - would limit our ability to obtain financing or raise equity capital in the future; and

     - may place us at a competitive disadvantage to the extent that we are more highly leveraged than some of our peers.

     Subject to restrictions in our credit facility and the indenture for our senior subordinated notes due 2009, as of March 31, 2002, we had a $300.0 million credit facility with a borrowing base of $275.0 million of which $44.0 million was available for borrowing. If we increase our debt levels further, the risks discussed above would become greater.

IF WE CANNOT REPLACE OUR RESERVES, OUR REVENUES AND FINANCIAL CONDITION WILL SUFFER.

     Unless we successfully replace our reserves, our production will decline, resulting in lower revenues and cash flow. This is accentuated by the fact that in our Masters Creek area new production added by drilling has not kept up with the decline in production. When oil and gas prices decrease, our cash flow decreases, resulting in less available cash to drill and replace our reserves and an increased need to draw on our bank line of credit.

DRILLING WELLS IS SPECULATIVE AND CAPITAL INTENSIVE.

     Developing and exploring for oil and gas properties requires significant capital expenditures and involves a high degree of financial risk. The budgeted costs of drilling, completing and operating wells are often exceeded and can increase significantly when drilling costs rise. Drilling may be unsuccessful for many reasons, including title problems, weather, cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful drilling of an oil or gas well does not ensure a profit on investment. Exploratory wells bear a much greater risk of loss than development wells. A variety of factors, both geological and market-related, can cause a well to become uneconomical or only marginally economical. In addition to their cost, unsuccessful wells can hurt our efforts to replace reserves.

ESTIMATES OF PROVED RESERVES ARE UNCERTAIN, AND REVENUES FROM PRODUCTION MAY VARY FROM EXPECTATIONS SIGNIFICANTLY.

     The quantities and values of our proved reserves included in this prospectus supplement and in our documents we have incorporated by reference are only estimates and subject to numerous uncertainties. Estimates by other engineers might differ materially. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation. These estimates depend on assumptions regarding quantities and production rates of recoverable oil and gas reserves, future prices for oil and gas, timing and amounts of development expenditures and operating expenses, all of which will vary from those assumed in our estimates. These variances may be significant. For example, in 2001 the net reduction in our estimate of proved reserves in New Zealand was approximately 37 Bcfe.

     Any significant variance from the assumptions used could result in the actual amounts of oil and gas ultimately recovered and future net cash flows being materially different from the estimates in our reserve reports. In addition, results of drilling, testing, production and changes in prices after the date of the estimate may result in substantial downward revisions. These estimates may not accurately predict the present value of net cash flows from oil and gas reserves.

     At December 31, 2001, approximately 50% of our estimated proved reserves were undeveloped. Recovery of undeveloped reserves generally requires significant capital expenditures and successful drilling operations. The reserve data assumes that we can and will make these expenditures and conduct these operations successfully, which may not occur.

WE INCURRED A WRITE-DOWN OF THE CARRYING VALUES OF OUR PROPERTIES IN THE FOURTH QUARTER OF 2001 AND COULD INCUR ADDITIONAL WRITE-DOWNS IN THE FUTURE.

     Under the full cost method of accounting, SEC accounting rules require that on a quarterly basis we review the carrying value of our oil and gas properties on a country by country basis for possible write-down or impairment. Under these rules, capitalized costs of proved reserves may not exceed a ceiling calculated at the present value of estimated future net revenues from those proved reserves, determined using a 10% per year discount and unescalated prices in effect as of the end of each fiscal quarter. Capital costs in excess of the ceiling must be permanently written down.

     We recorded an after-tax, non-cash charge during the fourth quarter of 2001 of $63.5 million. This write-down results in a charge to earnings and a reduction of shareholders' equity, but does not impact our cash flow from operating activities. Once incurred, write-downs are not reversible at a later date. If commodity prices continue to decline or if we have downward oil and gas revisions, we could incur additional write-downs in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Critical Accounting Policies -- Property and Equipment."

RESERVES ON PROPERTIES WE BUY MAY NOT MEET OUR EXPECTATIONS AND COULD CHANGE THE NATURE OF OUR BUSINESS.

     Property acquisition decisions are based on various assumptions and subjective judgments that are speculative. Although available geological and geophysical information can provide information about the potential of a property, it is impossible to predict accurately a property's production and profitability. Furthermore, future acquisitions may change the nature of our operations and business. For example, an acquisition of producing properties containing primarily oil reserves could change our current emphasis on gas reserves.

     In addition, we may have difficulty integrating future acquisitions into our operations, and they may not achieve our desired profitability objectives. Likewise, as is customary in the industry, we generally acquire oil and gas acreage without any warranty of title except through the transferor. In many instances, title opinions are not obtained if, in our judgment, it would be uneconomical or impractical to do so. Losses may result from title defects or from defects in the assignment of leasehold rights. While our current operations are primarily in Texas, Louisiana and New Zealand, we may pursue acquisitions of properties located in other geographic areas, which would decrease our geographical concentration, and could also be in areas in which we have no or limited experience.

WE MAY HAVE DIFFICULTY COMPETING FOR OIL AND GAS PROPERTIES OR SUPPLIES.

     We operate in a highly competitive environment, competing with major integrated and independent energy companies for desirable oil and gas properties, as well as for the equipment, labor and materials required to develop and operate such properties. Many of these competitors have financial and technological resources substantially greater than ours. The market for oil and gas properties is highly competitive and we may lack technological information or expertise available to other bidders. We may incur higher costs or be unable to acquire and develop desirable properties at costs we consider reasonable because of this competition.

GOVERNMENTAL LAWS AND REGULATIONS ARE COSTLY AND COMPLEX, ESPECIALLY THOSE RELATING TO ENVIRONMENTAL PROTECTION.

     Our exploration, production and marketing operations are subject to extensive laws and regulations at the international, federal, state and local levels. These laws and regulations affect the costs, manner and feasibility of our operations. As an owner and operator of oil and gas properties, we are subject to international, federal, state and local laws and regulations relating to discharge of materials into, and protection of, the environment. We have made and will continue to make significant expenditures in our efforts to comply with the requirements of these environmental laws and regulations, which may impose liability on us for the cost of pollution clean-up resulting from operations, subject us to penalties and liabilities for pollution damages and require suspension or cessation of operations in affected areas. Changes in or additions to laws and regulations regarding the protection of the environment could increase our compliance costs and might hurt our business.

     We are subject to state and local laws and regulations domestically and are subject to New Zealand laws and regulations that impose permitting, reclamation, land use, conservation and other restrictions on our ability to drill and produce oil and natural gas. These laws and regulations can require well and facility sites to be closed and reclaimed. We frequently buy and sell interests in properties that have been operated in the past, and as a result of these transactions we may retain or assume clean-up or reclamation obligations for our own operations or those of third parties.

WE MAY BE EXPOSED TO FINANCIAL AND OTHER LIABILITIES AS THE GENERAL PARTNER IN 71 LIMITED PARTNERSHIPS.

     We currently serve as the managing general partner of 71 limited partnerships, all but six of which are in the process of selling their properties and liquidating. We are contingently liable for our obligations as a general partner, including responsibility for day-to-day operations and any liabilities that cannot be repaid from partnership assets or insurance proceeds. In the future, we may be exposed to litigation in connection with the partnerships.

YOUR RIGHT TO RECEIVE PAYMENTS ON THE NOTES IS JUNIOR TO OUR EXISTING SENIOR INDEBTEDNESS.

     The indebtedness evidenced by the notes will be senior subordinated obligations of Swift. The payment of the principal of, premium on, if any, and interest on the notes is subordinate in right of payment to the prior payment in full of all senior indebtedness of Swift.

     Based upon our outstanding indebtedness at March 31, 2002, after the TAWN acquisition in January 2002 and the Antrim acquisition in March 2002, and after giving effect to our common stock offering and this offering, we expect to have approximately $6.1 million in senior indebtedness outstanding. Any future borrowings under our bank credit facility will also constitute senior indebtedness. Although the indenture contains limitations on the amount of additional indebtedness that we may incur, the amount of such indebtedness could be substantial and senior to the notes. See "Description of the Notes -- Certain Covenants -- Limitation on Indebtedness."

IF WE EXPERIENCE A CHANGE OF CONTROL, WE MAY BE UNABLE TO REPURCHASE THE NOTES AS REQUIRED UNDER THE INDENTURE.

     In the event of a change of control, you will have the right to require us, subject to various conditions, to repurchase the notes. We may not have sufficient financial resources to pay the repurchase price for the notes, or may be prohibited from doing so under our credit facility or other debt agreements. In addition, before we can purchase any notes, we may be required to:

     - repay our bank debt or other debt that ranks senior to the notes; or

     - obtain a consent from lenders of senior debt to repurchase the notes.

     If a change of control occurs and we are prohibited from repurchasing the notes, our failure to do so would cause us to default under the indenture, which in turn is likely to be a default under our credit facility, our outstanding senior subordinated notes due 2009 and any future debt. Any other default under our credit facility or other debt would also likely prohibit our repurchasing the notes.

THE NOTES HAVE NO EXISTING MARKET, AND A MARKET MAY NOT DEVELOP.

     There is no existing market for the notes, and we are not applying to list the notes on any securities exchange. Therefore, no liquid market may exist for the notes at any time, which may depress the prices at which you will be able to sell your notes.

FRAUDULENT CONVEYANCE CONSIDERATIONS COULD AVOID GUARANTEES FOR THE NOTES.

     In the future, some of our subsidiaries might guarantee our obligations under the notes on an unsecured senior subordinated basis. Under fraudulent conveyance laws, a court might subordinate or avoid any guarantees of the notes by our subsidiaries in favor of a subsidiary's other debts or liabilities. To the extent a subsidiary's guarantee of the notes is avoided as a result of fraudulent conveyance laws or held unenforceable for any other reason, you would receive no payments under that subsidiary's guarantee and would be creditors solely of us and any subsidiaries whose guarantees were not avoided.

                                USE OF PROCEEDS

     We estimate that the net proceeds from the sale of the notes will be approximately $194.5 million. We intend to use the net proceeds to repay a large portion of the outstanding indebtedness under our credit facility and to use the funds then made available under our credit facility for capital expenditures, acquisitions, and general corporate purposes.

     In January 2002, upon closing of the New Zealand TAWN acquisition, our credit facility increased from $250.0 million to $300.0 million and the borrowing base increased from $200.0 million to $275.0 million. At March 31, 2002, $231.0 million was outstanding under our credit facility at a weighted average interest rate of 3.53%. The amount available for borrowing is subject to a borrowing base determination that is recalculated at least every six months, and is subject to reduction upon the closing of this offering. Our bank credit facility is described in more detail in the "Description of Existing Indebtedness" section of this prospectus supplement.

                                 CAPITALIZATION

     The following table sets forth as of December 31, 2001:

     - our historical capitalization;

     - our capitalization as adjusted for the estimated net proceeds of $30.5 million from the sale of our common stock; and

     - our capitalization as further adjusted for the estimated net proceeds of $194.5 million from this offering.

     This notes offering and our offering of common stock are not conditioned upon each other. This table does not reflect the TAWN acquisition or the issuance of 220,000 shares of our common stock in March 2002 to acquire the New Zealand assets of Antrim Oil and Gas Limited or 2,639,504 shares that may be issued pursuant to outstanding stock compensation plans as of December 31, 2001. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements, and the related notes contained in this prospectus supplement.

                                                                AS OF DECEMBER 31, 2001
                                                       ------------------------------------------
                                                                                    AS ADJUSTED
                                                                    AS ADJUSTED       FOR BOTH
                                                                     SOLELY FOR     COMMON STOCK
                                                                    COMMON STOCK     AND NOTES
                                                       HISTORICAL     OFFERING       OFFERINGS
                                                       ----------   ------------   --------------
                                                           (IN THOUSANDS, EXCEPT SHARE DATA)
Cash and cash equivalents(a).........................   $  2,149      $  2,149        $ 93,083
                                                        ========      ========        ========
Long-term debt
  Bank borrowings(a).................................    134,000       103,516              --
  10 1/4% Senior Subordinated Notes due 2009.........    124,197       124,197         124,197
  9 3/8% Senior Subordinated Notes due 2012..........         --            --         200,000
                                                        --------      --------        --------
          Total long-term debt.......................   $258,197      $227,713        $324,197
                                                        --------      --------        --------
Stockholders' equity
  Preferred stock, $.01 par value, 5,000,000 shares
     authorized, none outstanding....................         --            --              --
  Common stock, $.01 par value, 85,000,000 shares
     authorized, 25,634,598 and 27,359,598 shares
     issued and 24,795,564 and 26,520,564 shares
     outstanding, respectively, as adjusted for the
     common stock offering...........................        257           274             274
  Additional paid-in capital.........................    296,173       326,640         326,640
  Treasury stock held, at cost, 839,034 shares.......    (12,033)      (12,033)        (12,033)
  Retained earnings..................................     28,256        28,256          28,256
                                                        --------      --------        --------
          Total stockholders' equity.................    312,653       343,137         343,137
                                                        --------      --------        --------
          Total capitalization.......................   $570,850      $570,850        $667,334
                                                        ========      ========        ========

---------------

(a) As of March 31, 2002, our outstanding bank borrowings were $231.0 million. Accordingly, after repaying a portion of amounts outstanding with the net proceeds from the common stock offering, our bank borrowings as of March 31, 2002 would have been approximately $200.5 million, and our cash and cash equivalents would have been approximately $2.1 million. After repaying a portion of amounts outstanding with the net proceeds expected from the common stock offering and net proceeds expected from this offering, these amounts would have been approximately $6.1 million and $2.1 million, respectively.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The selected historical consolidated financial data presented below for each of the five years in the period ended December 31, 2001 has been derived from our audited consolidated financial statements. For a discussion of our significant financial results and conditions during 2001, 2000 and 1999, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus supplement.

                                                                            YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------------------
                                                                2001       2000       1999       1998       1997
                                                              --------   --------   --------   --------   --------
                                                                         (IN THOUSANDS, EXCEPT RATIOS)
INCOME STATEMENT DATA:
Revenues:
  Oil and gas sales.........................................  $181,185   $189,139   $108,899   $ 80,068   $ 69,015
  Fees from limited partnerships and joint ventures.........       427        332        230        334        746
  Interest income...........................................        49      1,339        833        107      2,395
  Price risk management and other, net......................     2,146        815        709      1,960      2,556
                                                              --------   --------   --------   --------   --------
        Total revenues......................................   183,807    191,625    110,671     82,469     74,712
                                                              --------   --------   --------   --------   --------
Costs and expenses:
  General and administrative, net of reimbursement..........     8,187      5,586      4,497      3,854      3,524
  Depreciation, depletion, and amortization.................    59,502     47,771     42,349     39,343     24,247
  Oil and gas production....................................    36,720     29,221     19,646     13,139      8,779
  Interest expense, net.....................................    12,627     15,968     14,443      8,752      5,033
  Other expenses............................................     2,102         --         --         --         --
  Write-down of oil and gas properties(a)...................    98,862         --         --     90,772         --
                                                              --------   --------   --------   --------   --------
        Total costs and expenses............................   218,000     98,546     80,935    155,860     41,583
                                                              --------   --------   --------   --------   --------
Income (loss) before income taxes and extraordinary item and
  change in accounting principle............................   (34,193)    93,079     29,736    (73,391)    33,129
Provision (benefit) for income taxes........................   (12,238)    33,265     10,450    (25,166)    10,819
                                                              --------   --------   --------   --------   --------
Income (loss) before extraordinary item and change in
  accounting principle......................................   (21,955)    59,814     19,286    (48,225)    22,310
Extraordinary loss on early extinguishment of debt (net of
  taxes)(b).................................................        --        630         --         --         --
Cumulative effect of change in accounting principle (net of
  taxes)(c).................................................       393         --         --         --         --
                                                              --------   --------   --------   --------   --------
Net income (loss)...........................................  $(22,348)  $ 59,184   $ 19,286   $(48,225)  $ 22,310
                                                              ========   ========   ========   ========   ========
OTHER FINANCIAL DATA:
EBITDA(d)...................................................  $136,799   $156,819   $ 86,528   $ 65,476   $ 62,410
Net cash provided by operating activities...................   139,884    128,197     73,603     54,249     55,256
Capital expenditures........................................   275,126    173,277     78,113    183,816    131,967
Ratio of earnings to fixed charges(e).......................        --        5.2x       2.4x        --        5.2x
Ratio of EBITDA to cash interest(d)(f)......................       7.4x       7.6x       6.6x       5.1x       8.6x

BALANCE SHEET DATA (AT END OF PERIOD):
Working capital (deficit)...................................  $(36,492)  $(22,452)  $ 16,535   $  3,831   $  1,464
Total assets................................................   671,685    572,387    454,299    403,645    339,115
Long-term debt:
  Bank borrowings...........................................   134,000     10,600         --    146,200      7,915
  6 1/4% convertible subordinated notes.....................        --         --    115,000    115,000    115,000
  10 1/4% senior subordinated notes.........................   124,197    124,129    124,068         --         --
Stockholders' equity........................................   312,653    332,154    170,404    109,363    159,401

                                                       Notes on following page)

            NOTES TO SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

(a) In the fourth quarter of 2001, prices for both oil and gas at December 31, 2001, necessitated a pre-tax domestic full cost ceiling write-down of oil and gas properties of $98.9 million, or $63.5 million after-tax. Additionally, in the third quarter of 1998, we took a non-cash write-down of domestic oil and gas properties as prices for both oil and gas at September 30, 1998, necessitated a pre-tax domestic full-cost ceiling write-down in 1998 of $77.2 million, or $50.9 million after-tax. Also in the third quarter of 1998 we impaired our total investment in Russia of $10.8 million and impaired our capitalized unproved properties costs in Venezuela of $2.8 million. The impairment of the unproved properties costs in these two countries resulted in a separate 1998 non-cash pre-tax charge to earnings of $13.6 million, or $9.0 million after-tax. The combination of the non-cash full cost domestic ceiling write-down and the non-cash foreign impairment charges in 1998 resulted in a combined non-cash charge to earnings of $90.8 million pre-tax, or $59.9 million after-tax.

(b) In December 2000, we called for redemption of all of our Convertible Notes at 103.75% of their principal amount. Holders of approximately $100.0 million of the Convertible Notes elected to convert their notes into 3,164,644 shares of our common stock. Holders of the approximately $15.0 million remaining Convertible Notes elected to redeem their notes for cash plus accrued interest. This cash redemption resulted in our recognizing an extraordinary loss on the early extinguishment of debt (net of taxes) of $0.6 million.

(c) We adopted SFAS No. 133 effective January 1, 2001. Accordingly, we marked our open derivative contracts at December 31, 2000 to fair value at that date resulting in a one-time net of taxes charge of $0.4 million which is recorded as a cumulative effect of change in accounting principle.

(d) EBITDA represents income before interest expense, income tax, and depreciation, depletion and amortization (including the write-down of oil and gas properties). We have reported EBITDA because we believe EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt. We believe EBITDA assists such investors in comparing a company's performance on a consistent basis without regard to depreciation, depletion and amortization, which can vary significantly depending upon accounting methods or nonoperating factors such as historical cost. EBITDA is not a calculation based on GAAP and should not be considered an alternative to net income in measuring our performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash which are disclosed in our Consolidated Statements of Cash Flows. Investors should carefully consider the specific items included in our computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of our operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by us may not be comparable in all instances to EBITDA as reported by other companies. EBITDA amounts may not be fully available for management's discretionary use, due to certain requirements to conserve funds for capital expenditures, debt service and other commitments. The definition of EBITDA stated herein differs from the definition of EBITDA applicable to the covenants for the notes, in that the notes definition makes certain exclusions to net income, some of which would reduce EBITDA. See "Description of the Notes -- Certain
     Definitions -- Consolidated Net Income" and "-- EBITDA."

(e) For purposes of calculating the ratio of earnings to fixed charges, fixed charges include interest expense, capitalized interest, amortization of debt issuance costs and that portion of non-capitalized rental expense deemed to be the equivalent of interest. Earnings represents income before income taxes from continuing operations before fixed charges. Due to the $98.9 million and $90.8 million non-cash charges incurred in 2001 and 1998, respectively, resulting from a write-down in the carrying value of natural gas and oil properties, 2001 and 1998 earnings were insufficient by $40.2 million and $76.9 million to cover fixed charges in 2001 and 1998, respectively. If these non-cash charges were excluded, the ratio of earnings to fixed charges would have been 4.1x for 2001 and 2.1x for 1998.

(f) Cash interest is defined as the total amount of interest paid on our obligations, prior to any allowed capitalized amount.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis in conjunction with our financial information and our consolidated financial statements and notes thereto included or incorporated by reference in this prospectus supplement. The following information contains forward-looking statements. For a discussion of limitations inherent in forward-looking statements, see "Forward-Looking Information" in the accompanying prospectus on page 3.

GENERAL

     Over the last several years, we have emphasized adding reserves through drilling activity. We also add reserves through strategic purchases of producing properties when oil and gas prices are at lower levels and other market conditions are appropriate. During the past three years, we have used this flexible strategy of employing both drilling and acquisitions to add more reserves than we have depleted through production.

     CRITICAL ACCOUNTING POLICIES. The following summarizes several of our critical accounting policies. See a complete list of significant accounting policies in Note 1 to the Consolidated Financial Statements.

     Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

     Property and Equipment. We follow the "full cost" method of accounting for oil and gas property and equipment costs. Under this method of accounting, all productive and nonproductive costs incurred in the exploration, development, and acquisition of oil and gas reserves are capitalized.

     The cost of unproved properties not being amortized is assessed quarterly, on a country-by-country basis, to determine whether such properties have been impaired. In determining whether such costs should be impaired, our management evaluates, among other factors, current drilling results, lease expiration dates, current oil and gas industry conditions, international economic conditions, capital availability, foreign currency exchange rates, the political stability in the countries in which we have an investment, and available geological and geophysical information. Any impairment assessed is added to the cost of proved properties being amortized. To the extent costs accumulate in countries where there are no proved reserves, any costs determined by management to be impaired are charged to income.

     Full Cost Ceiling Test. At the end of each quarterly reporting period, the unamortized cost of oil and gas properties, net of related deferred income taxes, is limited to the sum of the estimated future net revenues from proved properties using period-end prices, discounted at 10%, and the lower of cost or fair value of unproved properties, adjusted for related income tax effects ("Ceiling Test"). This calculation is done on a country-by-country basis for those countries with proved reserves.

     The calculation of the Ceiling Test is based on estimates of proved reserves. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting the future rates of production, timing, and plan of development. The accuracy of any reserves estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing, and production subsequent to the date of the estimate may justify revision of such estimate. Accordingly, reserves estimates are often different from the quantities of oil and gas that are ultimately recovered.

     In 2001, as a result of low oil and gas prices at December 31, 2001, we reported a non-cash write-down on a before-tax basis of $98.9 million ($63.5 million after tax) on our domestic properties. We had no write-down on our New Zealand properties.

     In addition, any unsuccessful exploratory well costs in countries in which there are no proved reserves are charged to expense as incurred. During the second quarter of 1999, we charged to income as additional depreciation, depletion, and amortization costs our portion of drilling costs associated with an unsuccessful exploratory well drilled by another operator in New Zealand. This charge was $290,000.

     Because of the delineation of our 1999 Rimu discovery with two successful delineation wells drilled in 2000, proved reserves were recognized in New Zealand as of December 31, 2000.

     Given the volatility of oil and gas prices, our estimates of discounted future net cash flows from proved oil and gas reserves are subject to change. If oil and gas prices decline significantly, even if only for a short period, it is possible that additional write-downs of oil and gas properties could occur in the future.

     Price-Risk Management Activities. In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or a liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows the gains and losses on derivatives to offset related results on the hedged item in the income statements and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, was adopted by us on January 1, 2001.

     We have a policy to use derivative instruments, mainly the buying of protection price floors, to protect against price declines in oil and gas prices. We elected not to designate our price floors for special hedge accounting treatment under SFAS No. 133, as amended. However, we have elected to use mark-to-market accounting treatment for our derivative contracts. Upon adoption of SFAS No. 133 on January 1, 2001, we recorded a net of taxes charge of $392,868, which is recorded as a Cumulative Effect of Change in Accounting Principle. During 2001 we recognized net gains of $1,173,094 relating to our derivative activities, with $16,784 in unrealized losses at year end 2001. This activity is recorded in Price-risk management and other, net on the accompanying statements of income.

     At December 31, 2001, we had open price floor contracts covering notional volumes of 2.0 million MMBtu of natural gas. These natural gas price floor contracts relate to the NYMEX contract months of February and March 2002 at an average price of $2.33 per MMBtu. The fair value of our open price floor contracts at December 31, 2001, totaled $296,000 and is included in Other current assets on the accompanying balance sheet.

     PROVED OIL AND GAS RESERVES. At year end 2001, our total proved reserves were 645.8 Bcfe with a PV-10 Value of $603.0 million. In 2001, our proved natural gas reserves decreased 93.7 Bcf, or 22%, while our proved oil reserves increased 18.3 MMBbl, or 52%, for a total equivalent increase of 16.4 Bcfe, or 3%. From 1999 to 2000, our proved natural gas reserves increased by 88.7 Bcf, or 27%, while our proved oil reserves increased by 14.3 MMBbl, or 69%, for a total equivalent increase of 174.6 Bcfe, or 38%. We added reserves from 2000 to 2001 through both our drilling activity and through purchases of minerals in place. Through drilling we added 105.8 Bcfe (17.4 Bcfe of which came from New Zealand) of proved reserves in 2001, 184.7 Bcfe (122.5 Bcfe of which came from New Zealand) in 2000, and 64.9 Bcfe in 1999. Through acquisitions we added 54.6 Bcfe of proved reserves in 2001, 39.7 Bcfe in 2000, and 20.1 Bcfe in 1999. At year end 2001, 50% of our total proved reserves were proved developed, compared with 45% at year end 2000 and 49% at year end 1999.

     While our total proved reserves quantities increased by 3% during 2001, the PV-10 Value of those reserves decreased 74%, primarily due to significantly lower prices at year end 2001 than at year end 2000. Between year end 2000 and year end 2001, there was a 75% decrease in natural gas prices and a 25% decrease in oil prices. Gas prices were $2.51 per Mcf at year end 2001, compared to $9.86 per Mcf at year end 2000. Oil prices were $18.45 per Bbl at year end 2001, compared to $24.62 a year earlier. These decreases in prices resulted in 47.1 Bcfe of the downward reserve revisions. Under SEC guidelines, estimates of proved reserves must be made using year end oil and gas sales prices and are held constant throughout the life of the properties. Subsequent changes to such year end oil and gas prices could have a significant impact on the calculated PV-10 Value. The year end 2001 gas price of $2.51 was significantly lower than the average gas price of $4.23 we received during 2001. The year end 2001 oil price of $18.45 per barrel was also lower than the average oil price of $22.64 we received in 2001. Had year end reserves been calculated using the average 2001 prices we received, $22.64 for oil and $4.23 for gas, the PV-10 Value would have been approximately $947.8 million compared to the $603.0 million reported using year end prices.

RECENT EVENTS

     TAWN ACQUISITION. Through our subsidiary, Swift Energy New Zealand Limited, we acquired Southern Petroleum Exploration Limited ("Southern NZ") from an affiliate of Shell New Zealand in January 2002 for approximately $54.4 million. Through Southern NZ we now own interests in four onshore producing oil and gas fields, extensive associated hydrocarbon-processing facilities and pipelines complementing our existing fields by providing us with access to export terminals and markets and additional excess processing capacity for both oil and natural gas. As of December 31, 2001, the reserves associated with this acquisition were estimated to be approximately 62.1 Bcfe, all of which were proved developed. This acquisition was accounted for using the purchase method of accounting. Upon the closing of this acquisition, our credit facility was increased to $300.0 million, and the borrowing base became $275.0 million.

     In conjunction with the TAWN acquisition, we granted Shell New Zealand a short-term option to acquire an undivided 25% interest in our permit 38719, which includes our Rimu and Kauri areas, as well as a 25% interest in our Rimu Production Station. We do not know if Shell New Zealand will exercise this option. Any exercise of the option would be subject to numerous notifications, governmental approvals and consents. If Shell New Zealand does not exercise its option, we intend to pursue discussions with several other companies that have expressed interest in acquiring up to a 25% interest in the permit.

     ANTRIM ACQUISITION. We purchased through our subsidiary, Swift Energy New Zealand Limited, all of the New Zealand assets owned by Antrim Oil and Gas Limited for 220,000 shares of Swift Energy Company common stock and an effective date adjustment of approximately $530,000. Antrim owned a 5% interest in permit 38719 and a 7.5% interest in permit 38716. As of December 31, 2001, the reserves associated with this acquisition were estimated to be approximately 5.7 Bcfe. This transaction closed in March 2002.

     RUSSIA. On March 28, 2002, we received $7.5 million for our interest in the Samburg project located in Western Siberia, Russia as a result of the sale by a third party of its ownership in a Russian joint stock company, which owned and operated this field. This will result in a $7.5 million non-recurring, pre-tax gain in the first quarter of 2002.

RESULTS OF OPERATIONS

     REVENUES. Our revenues in 2001 decreased by 4% compared to revenues in 2000 due primarily to decreases in oil prices.

     Oil and gas sales revenues in 2001 decreased by 4%, or $8.0 million, from the level of those revenues for 2000 even though our net sales volumes in 2001 increased by 6%, or 2.4 Bcfe, over net sales volumes in 2000. Average prices received for oil decreased to $22.64 per Bbl in 2001 from $29.35 per Bbl in 2000. Average gas prices received decreased slightly to $4.23 per Mcf in 2001 from $4.24 per Mcf in 2000.

     In 2001, our $8.0 million decrease in oil and gas sales resulted from:

     - Price variances that had a $20.6 million unfavorable impact on sales, of which $20.5 million was attributable to the 23% decrease in average oil prices received and $0.1 million was attributable to the slight decrease in average gas prices received; and

     - Volume variances that had a $12.6 million favorable impact on sales, with $17.1 million of increases coming from the 583,000 Bbl increase in oil sales volumes, partially offset by a decrease of $4.5 million from the
       1.1 Bcf decrease in gas sales volumes.

     Revenues in 2000 increased by 73% compared to 1999 revenues. In 2000, oil and gas sales revenues increased by 74%, or $80.2 million, over those revenues in 1999. In 2000, net sales volumes decreased by 1%, or 0.5 Bcfe, compared to net sales volumes in 1999. Average oil prices received went from $16.75 per Bbl in 1999 to $29.35 per Bbl in 2000, and average gas prices received increased from $2.40 per Mcf in 1999 to $4.24 per Mcf in 2000.

     In 2000, our $80.2 million increase in oil and gas sales resulted from:

     - Price variances that had an $81.7 million favorable impact on sales, of which $31.1 million was attributable to the 75% increase in average oil prices received and $50.6 million was attributable to the 77% increase in average gas prices received; and

     - Volume variances that had a $1.5 million unfavorable impact on sales, with $1.6 million of decreases coming from the 93,000 Bbl decrease in oil sales volumes, partially offset by an increase of $0.1 million from the 40,000 Mcf increase in gas sales volumes.

     The following table provides additional information regarding our oil and gas sales:

                                                     NET SALES VOLUME         AVERAGE SALES PRICE
                                                 -------------------------   ---------------------
                                                  OIL      GAS    COMBINED      OIL         GAS
                                                 (MBBL)   (BCF)    (BCFE)    (PER BBL)   (PER MCF)
                                                 ------   -----   --------   ---------   ---------
2001:
First Qtr. ....................................    603     6.7      10.3      $27.63       $6.86
Second Qtr. ...................................    691     7.1      11.3       26.05        4.66
Third Qtr. ....................................    813     6.8      11.7       23.76        2.94
Fourth Qtr. ...................................    948     5.9      11.5       16.02        2.21
                                                 -----    ----      ----
                                                 3,055    26.5      44.8      $22.64       $4.23
2000:
First Qtr. ....................................    653     6.6      10.6      $27.35       $2.93
Second Qtr. ...................................    650     6.9      10.8       27.55        3.99
Third Qtr. ....................................    591     7.0      10.5       30.68        4.39
Fourth Qtr. ...................................    578     7.0      10.5       32.26        5.55
                                                 -----    ----      ----
                                                 2,472    27.5      42.4      $29.35       $4.24
1999:
First Qtr. ....................................    728     7.2      11.6      $10.87       $1.82
Second Qtr. ...................................    644     6.7      10.6       15.25        2.05
Third Qtr. ....................................    612     6.9      10.5       18.46        2.84
Fourth Qtr. ...................................    581     6.7      10.2       23.99        2.91
                                                 -----    ----      ----
                                                 2,565    27.5      42.9      $16.75       $2.40

     Revenues from our oil and gas sales comprised 99% of total revenues for both 2001 and 2000 and 98% of total revenues for 1999. Natural gas production made up 59% of our production volumes in 2001, 65% in 2000, and 64% in 1999.

     COSTS AND EXPENSES. Our general and administrative expenses, net in 2001 increased $2.6 million, or 47%, from the level of such expenses in 2000, while 2000 general and administrative expenses increased $1.1 million, or 24%, over 1999 levels. These increases reflect the increase in our corporate activities along with a reduction in reimbursement from partnerships we manage as these continue undergoing planned liquidation as voted upon by their limited partners. Our general and administrative expenses per Mcfe produced increased to $0.18 per Mcfe in 2001 from $0.13 per Mcfe in 2000 and $0.10 per Mcfe in 1999. The portion of supervision fees netted from general and administrative expenses was $3.1 million for 2001, $3.4 million for 2000, and $3.2 million for 1999.

     Depreciation, depletion, and amortization of our assets, or DD&A, increased $11.7 million, or 25%, in 2001 from 2000, while 2000 DD&A increased $5.4 million, or 13%, from 1999 levels. In 2001, the increase was primarily due to additional dollars spent to add to our reserves and increased associated service costs in an environment where demand for such services had increased compared to 2000, along with a 6% increase in production. In 2000, the increase was primarily due to the additional dollars spent to add to our reserves and associated costs in 2000 over 1999. Our DD&A rate per Mcfe of production was $1.33 in 2001, $1.13 in 2000, and $0.99 in 1999, reflecting variations in per unit cost of reserves additions.

     Our production costs in 2001 increased $7.5 million, or 26%, over such expenses in 2000, while those expenses in 2000 increased $9.6 million, or 49%, over 1999 costs. Our production costs per Mcfe produced were $0.82 in 2001, $0.69 in 2000, and $0.46 in 1999. The portion of supervision fees netted from production costs was $3.1 million for 2001, $3.4 million for 2000, and $3.2 million for 1999. Approximately $1.7 million of the increase in production costs during 2001 was related to severance taxes. Severance taxes increased primarily from the expiration of certain specific well severance tax exemptions. The remainder of the increase reflected costs associated with new wells drilled and acquired and the related increase in costs in procuring such services in an environment where demand for such services has increased from the prior year.

     While our production costs increased 49% in 2000, our oil and gas sales increased 74%. That increase in oil and gas sales had a direct impact on the increase in production costs, as severance taxes have a direct correlation to sales and were $4.9 million higher in 2000. Also, the increase in commodity prices brought increased demand and competition for field services that resulted in an increase in the cost of those services. Remedial well work and workover costs increased $1.2 million over 1999 levels. In the Masters Creek area, salt-water disposal charges, which increased $0.4 million over 1999 charges, increased as the volume of water associated with that production increased. Also in the Masters Creek area, production chemical costs increased $0.6 million as we began our scale inhibitor program in that area.

     Interest expense on our Senior Notes issued in July 1999, including amortization of debt issuance costs, totaled $13.1 million in both 2001 and 2000 and $5.3 million in 1999. Interest expense on our Convertible Notes due 2006, including amortization of debt issuance costs, totaled $7.4 million in 2000 and $7.5 million in 1999. Interest expense on the credit facility, including commitment fees and amortization of debt issuance costs, totaled $5.8 million in 2001, $0.7 million in 2000 and $6.1 million in 1999. The total interest expense in 2001 was $18.9 million, of which $6.3 million was capitalized. The 2000 total interest expense was $21.2 million, of which $5.2 million was capitalized. The 1999 total interest expense was $18.9 million, of which $4.5 million was capitalized. We capitalize that portion of interest related to our exploration, partnership, and foreign business development activities. The decrease in total interest expense in 2001 was attributed to the conversion and extinguishment of our Convertible Notes in December 2000 and the increase in capitalized interest, partially offset by the increase in interest paid on our credit facility. The increase in interest expense in 2000 was attributed to the replacement of our bank borrowings in August 1999 with the Senior Notes that carry a higher interest rate.

     In the fourth quarter of 2001, we took a domestic non-cash write-down of oil and gas properties, as discussed in Note 1 to the Consolidated Financial Statements. Lower prices for both oil and natural gas at December 31, 2001, necessitated a pre-tax domestic full cost ceiling write-down of $98.9 million, or $63.5 million after tax. In addition to this domestic ceiling write-down, we expensed $2.1 million of non-recurring charges in the fourth quarter of 2001 for certain delinquent accounts receivable, the majority of which was related to gas sold to Enron, and a write-off of debt issuance costs for a planned offering that was cancelled based upon market conditions following the events of September 11, 2001.

     As discussed in Note 1 to the Consolidated Financial Statements, we adopted SFAS No. 133, amended by SFAS No. 137 and SFAS No. 138, on January 1, 2001. Our adoption of SFAS No. 133 resulted in a one-time net of taxes charge of $392,868, which is recorded as a Cumulative Effect of Change in Accounting Principle on our Consolidated Statement of Income.

     In the fourth quarter of 2000, we recorded a $0.6 million non-recurring loss on the early extinguishment of debt (net of taxes), as discussed in Note 4 to the Consolidated Financial Statements. We called our Convertible Notes for redemption effective December 26, 2000. Holders of approximately $100.0 million of the Convertible Notes elected to convert their notes into shares of our common stock.

Holders of the remaining $15.0 million of the Convertible Notes elected to redeem their notes for cash plus accrued interest. This cash redemption resulted in this non-recurring item.

     NET INCOME (LOSS). Our loss before extraordinary item and change in accounting principle in 2001 of $(22.0) million was 137% lower and Basic loss per share ("Basic EPS") before extraordinary item and change in accounting principle of $(0.89) was 132% lower than our 2000 net income of $59.8 million and Basic EPS of $2.82. These decreases reflected the effect of $101.0 million in non-recurring charges in 2001 as described above. The lower percentage decrease in Basic EPS reflects a 16% increase in weighted average shares outstanding in 2001, primarily due to the conversion of our Convertible Notes into 3.2 million shares of common stock in December 2000.

     Our net loss for 2001 was $(22.3) million with a loss per share of $(0.90) per diluted share. Our net income for 2001, excluding non-recurring charges of $101.0 million as described above, totaled $42.5 million with EPS of $1.67 per diluted share. These amounts are lower than our 2000 net income of $59.8 million and EPS of $2.53 per diluted share, primarily due to significantly lower oil prices and overall increased costs.

     Our income before extraordinary item in 2000 of $59.8 million was 210% higher and Basic EPS before extraordinary item of $2.82 was 164% higher than our 1999 net income of $19.3 million and Basic EPS of $1.07. These increases reflected the effect of the 75% increase in average oil prices received and 77% increase in average gas prices received. Oil and gas prices rose each quarter and resulted in quarterly sequential increases in earnings. The lower percentage increase in Basic EPS reflects an 18% increase in weighted average shares outstanding in 2000, primarily due to our third-quarter 1999 public sale of 4.6 million shares of common stock.

RELATED-PARTY TRANSACTIONS

     We are the operator of a number of properties owned by our affiliated limited partnerships and joint ventures and, accordingly, charge these entities and third-party joint interest owners operating fees. The operating fees charged to the partnerships in 2001, 2000, and 1999 totaled approximately $925,000, $1,775,000, and $1,970,000, respectively. We are also reimbursed for direct, administrative, and overhead costs incurred in conducting the business of the limited partnerships, which totaled approximately $3,140,000, $4,465,000, and $4,000,000 in 2001, 2000, and 1999, respectively. In partnerships in which the limited partners have voted to sell their remaining properties and liquidate their limited partnerships, we are also reimbursed for direct, administrative, and overhead costs incurred in the disposition of such properties, which costs totaled approximately $2,360,000, $1,220,000, and $850,000 in 2001, 2000, and
1999, respectively.

CONTRACTUAL COMMITMENTS AND OBLIGATIONS

     Our contractual commitments for the next four years and thereafter are as follows:

                                          2002         2003         2004          2005        THEREAFTER       TOTAL
                                       ----------   ----------   ----------   ------------   ------------   ------------
Non-cancelable operating lease
  commitments.......................   $1,393,095   $1,480,092   $1,492,268   $    248,711   $         --   $  4,614,166
Senior Subordinated Notes due August
  2009..............................           --           --           --             --    125,000,000    125,000,000
Credit Facility which expires in
  October 2005(1)...................           --           --           --    134,000,000             --    134,000,000
                                       ----------   ----------   ----------   ------------   ------------   ------------
                                       $1,393,095   $1,480,092   $1,492,268   $134,248,711   $125,000,000   $263,614,166
                                       ==========   ==========   ==========   ============   ============   ============

(1) The repayment of the credit facility is based upon the balance at December 31, 2001. The amount borrowed under this facility has increased from 2001 year end levels. This amount excludes $0.8 million of a standby letter of credit issued under this facility.

LIQUIDITY AND CAPITAL RESOURCES

     During 2001, we relied both upon internally generated cash flows of $139.9 million and $123.4 million of additional borrowings from our bank credit facility to fund capital expenditures of $275.1 million. During 2000, we primarily used internally generated cash flows of $128.2 million to fund capital expenditures of $173.3 million, along with the remaining net proceeds from our third quarter 1999 issuance of Senior Notes and common stock.

     NET CASH PROVIDED BY OPERATING ACTIVITIES. In 2001, net cash provided by our operating activities increased by 9% to $139.9 million, as compared to $128.2 million in 2000 and $73.6 million in 1999. The 2001 increase of $11.7 million was primarily due to reductions in working capital as oil and gas sales receivables decreased in 2001 along with a reduction in interest expense of $3.3 million. These increases in cash flow were offset by an $8.0 million reduction of oil and gas sales, a $7.5 million increase in oil and gas production costs, and a $2.6 million increase in general and administrative expense. The 2000 increase of $54.6 million was primarily due to $80.2 million of additional oil and gas sales, partially offset by $12.2 million of increases in oil and gas production costs, general and administrative expenses, and interest expense.

     EXISTING CREDIT FACILITIES. At December 31, 2001, we had $134.0 million in outstanding borrowings under our credit facility. Our credit facility at year end 2001 consisted of a $250.0 million revolving line of credit with a $200.0 million borrowing base. The borrowing base is redetermined at least every six months. Our revolving credit facility includes, among other restrictions, requirements as to maintenance of certain minimum financial ratios (principally pertaining to working capital, debt, and equity ratios) and limitations on incurring other debt. We are in compliance with the provisions of this agreement. The credit facility extends until October 2005. At December 31, 2000, we had $10.6 million in outstanding borrowings under this facility.

     Subsequent to December 31, 2001, upon the closing of the New Zealand TAWN acquisition, the credit facility was increased to $300.0 million and the borrowing base became $275.0 million. Our bank facility is described in more detail in "Description of Existing Indebtedness."

     WORKING CAPITAL. Our working capital further declined from a deficit of $22.5 million at December 31, 2000, to a deficit of $36.5 million at December 31, 2001. The decrease was primarily due to reductions in oil and gas sales receivables, as oil and gas prices were lower at year end 2001, and an increase in payables to partnerships related to December 2001 oil and gas property sales.

     CAPITAL EXPENDITURES IN 2001. Our capital expenditures of approximately $275.1 million included:

     Domestic activities of $224.3 million as follows:

     - $120.6 million, or 44%, for developmental drilling;

     - $40.5 million, or 15%, for producing properties acquisitions, with approximately $32.6 million spent on the Lake Washington acquisition and the remainder for the purchase of property interests from partnerships managed by us;

     - $36.4 million, or 13%, for exploratory drilling;

     - $25.3 million, or 9%, for domestic prospect costs, principally leasehold, seismic, and geological costs;

     - $1.1 million, or less than 1%, for fixed assets;

     - $0.3 million for field compression facilities; and

     - $0.1 million for gas processing plants in the Brookeland and Masters Creek areas.

     New Zealand activities of $50.8 million as follows:

     - $19.0 million, or 7%, for developmental drilling to further delineate the Rimu and Kauri areas;

     - $17.9 million, or 7%, for the Rimu Production Station;

     - $7.2 million, or 3%, for exploratory drilling in the Rimu and Kauri areas;

     - $5.5 million, or 2%, for prospect costs, principally seismic and geological costs;

     - $0.8 million, or less than 1%, for producing properties acquisition evaluation costs related to our TAWN acquisition; and

     - $0.4 million for fixed assets, principally computers and office furniture and fixtures.

     In 2001, we participated in drilling 40 development wells and 13 exploratory wells, of which 38 development wells and six exploratory wells were successes. Four of the development wells were drilled in New Zealand to delineate the Rimu and Kauri areas, two of which were successful. Two of the exploratory wells were drilled in New Zealand; one unsuccessful and one was temporarily abandoned. Of our $95.9 million of unproved property costs, $72.3 million relates to our inventory of developmental and exploratory acreage to sustain drilling activity for future growth, while the remaining $23.6 million pertains to the Rimu Production Station which will be reclassified to proved properties once it comes on-line near the end of the first quarter of 2002.

     CAPITAL EXPENDITURES FOR 2002. We estimate we will spend approximately $132.5 million during 2002. Approximately $39.8 million of the 2002 budget is allocated to domestic drilling, primarily in the Lake Washington area. In New Zealand, approximately $11.2 million of the 2002 budget is allocated to drilling, with another $8.7 million expected to be spent primarily for production facilities. In 2002, we anticipate drilling 20 development wells and 2 exploratory wells domestically, along with six development wells and one exploratory well in New Zealand. Approximately $54.6 million is targeted towards producing property acquisitions, the majority for the TAWN properties in New Zealand that closed in January 2002. Of the remainder, $13.5 million will be used primarily for domestic leasehold, seismic, and geological costs, and $4.7 million is budgeted for such costs in New Zealand. This $132.5 million budget also excludes any producing property acquisitions that may arise in this low price environment and also excludes any property sales. Although we expect our 2002 total production to increase by 10% to 20% over 2001 due to the focus of our budget in the Lake Washington area and in New Zealand, we expect production to decline in our other core areas as no new drilling is currently budgeted to offset their natural production decline.

     We believe that the anticipated internally generated cash flows for 2002, together with bank borrowings under our credit facility, will be sufficient to finance the costs associated with our currently budgeted 2002 capital expenditures. Should other producing property acquisitions activity become attractive in the current environment, we intend to explore the use of debt and or equity offerings to fund such activity.

     CAPITAL EXPENDITURES IN 2000 AND 1999. Our capital expenditures were approximately $173.3 million in 2000 and $78.1 million in 1999. During 1999, we used internally generated cash flows of $73.6 million to fund capital expenditures of $78.1 million. During 2000, we primarily used internally generated cash flows of $128.2 million to fund capital expenditures of $173.3 million, along with part of the remaining net proceeds from our third quarter 1999 issuance of Senior Notes and common stock. Our capital expenditures in 2000 included:

     Domestic activities of $157.9 million as follows:

     - $90.3 million, or 52%, for developmental drilling;

     - $33.4 million, or 19%, for producing properties acquisitions, approximately half of which was for the purchase of property interests from partnerships managed by us, with the other half purchased from a third party;

     - $16.3 million, or 9%, for domestic prospect costs, principally leasehold, seismic, and geological costs;

     - $15.5 million, or 9%, for exploratory drilling;

     - $1.4 million, or 1%, for fixed assets;

     - $0.8 million, or less than 1%, for gas processing plants in the Brookeland and Masters Creek areas; and

     - $0.2 million for field compression facilities.

     New Zealand activities of $15.4 million as follows:

     - $7.6 million, or 4%, for developmental drilling to further delineate the Rimu area;

     - $4.5 million, or 3%, for prospect costs, principally seismic and geological costs;

     - $2.1 million, or 1%, for exploratory drilling;

     - $1.1 million, or 1%, for the initial stages of production facilities; and

     - $0.1 million, or less than 1%, for fixed assets, principally a field office and warehouse.

     In 2000, we participated in drilling 61 development wells and nine exploratory wells, of which 54 development wells and five exploratory wells were successes. Two of the development wells were drilled in New Zealand to delineate the Rimu area, both of which were successful.

                            BUSINESS AND PROPERTIES

GENERAL

     Swift Energy Company engages in developing, exploring, acquiring, and operating oil and gas properties, with a focus on onshore oil and natural gas reserves in Texas and Louisiana and onshore oil and natural gas reserves in New Zealand. At year end 2001, on a pro forma basis, we had estimated proved reserves of 713.6 Bcfe, concentrated 48% in Texas, 25% in Louisiana and 24% in New Zealand. Approximately 52% of these reserves are natural gas.

     We currently focus our business in the following six core areas:

     - AWP Olmos -- South Texas

     - Masters Creek -- Central Louisiana

     - Brookeland -- East Texas

     - Lake Washington -- South Louisiana

     - Rimu/Kauri -- New Zealand

     - TAWN -- New Zealand

COMPETITIVE STRENGTHS AND BUSINESS STRATEGY

     We believe that we have the competitive strengths that together with a balanced and comprehensive business strategy provide us with the flexibility and capability to accomplish our goals.

  Successful track record

     Our growth in reserves and production has resulted primarily from drilling activities in our core areas combined with producing property acquisitions. In 2001, we increased our proved reserves by 3%, which replaced 136% of our 2001 production. Our net cash provided by operations increased from $37.1 million in 1996 to $139.9 million in 2001. While 2001 production increased 6% in relation to 2000 production, we have increased our production from 19.4 Bcfe in 1996 to
44.8 Bcfe in 2001. We believe our experience in growing our reserves will be beneficial to us as we continue to pursue our business strategy.

  Balanced Approach to Adding Reserves

     Over the past five years, we have spent an average of 11% of our capital expenditure budget on exploration drilling, 51% on development activities, 19% on proved property acquisitions and 14% on lease acquisitions. When we believe the market favors increasing reserves through acquisitions, we apply our considerable experience in evaluating and negotiating prospective acquisitions. For example, in 1998, when commodity prices were relatively weak, 32% of our capital expenditures consisted of property acquisitions, with 37% committed to our drilling activities. In contrast, in 2001, when commodity prices were relatively strong in the first half of the year, only 15% of our capital expenditures were spent on property acquisitions, with our drilling expenditures increasing to 67% of total capital expended. We believe this balanced approach has resulted in our ability to grow reserves in a relatively low cost manner, while participating in the upside potential of exploration. Over the five-year period ended December 31, 2001, we replaced 302% of our production at an average cost of $1.26 per Mcfe.

     In this current environment of stronger oil prices in relation to gas prices, our 2002 capital expenditures are focused on developing and producing long-lived oil reserves in Lake Washington and in the Rimu/Kauri area. Our current focus on developing and acquiring long-lived reserves with an overall flatter production decline curve should strengthen our ongoing production profile and extend our average reserve life.

  Concentrated Focus on Core Areas

     Our concentration of reserves and our significant acreage positions in our core areas allow us to realize economies of scale in drilling and production. We enhance the value of this concentration by acting as operator of 95% of our proved reserves at year end 2001. Our operational control allows us to better manage production, control our expenses, allocate capital and time field development. We intend to continue to acquire large acreage positions in under-explored and under-exploited areas where, as operator, we can exploit successful discoveries to create new core areas or grow production from developed fields. In executing this strategy:

     - We focus our resources on acquiring properties that we can operate, and in which we can obtain a significant working interest. With operational control, we can apply our technical and operational expertise to optimize our exploration and exploitation of the properties that we acquire.

     - We acquire and operate domestic properties in a limited number of geographic areas. Operating in a concentrated area helps us to better control our overhead by enabling us to manage a greater amount of acreage with fewer employees, minimizing incremental costs of increased drilling and production.

     - We continue to believe in natural gas prospects and reserves in the United States. The natural gas market in the United States has a well-developed infrastructure. Natural gas is viewed by many as the preferred fuel in North America for several reasons, including environmental concerns. We have a strong inventory of natural gas that can be developed in a higher priced environment.

     - We seek to operate large acreage positions with high exploration and development potential. For example, on our original 100,000 acre New Zealand permit, only two wells had been drilled at the time that we acquired our interest. The Masters Creek, Brookeland and Lake Washington areas also had significant additional development potential when we first acquired our interest in those areas.

  Ability to Build Upon our Successful Discoveries and Acquisitions in New
  Zealand

     Our New Zealand activities provide us with long-term growth opportunities and significant potential reserves in a country with stable political and economic conditions, existing oil and gas infrastructure and favorable tax and royalty regimes. We have completed construction of our Rimu production and gas processing facilities. We expect that the Rimu production station will be operational in April 2002, enabling us to begin the sale of production from the Rimu/Kauri area. We were able to bring our Rimu discovery on commercial production in a significantly shorter period than any other similar project previously undertaken in New Zealand of which we are aware.

     During 2001 we produced and sold 84,261 Bbls on an extended production test basis at an average sales price of $21.64 per Bbl from our Rimu and Kauri wells. We have several exploration and delineation wells planned in the Rimu/Kauri area, as well as prospective areas in New Zealand outside of the Rimu/Kauri area that we will evaluate for drilling in the future.

     In January 2002, we acquired the TAWN fields. From the closing of the TAWN acquisition on January 25, 2002 through March 25, 2002, these fields have generated an average daily net production of approximately 40 MMcfe. In our TAWN acquisition, we also acquired extensive associated processing facilities and pipelines, which give us a competitive advantage through infrastructure that complements our existing fields, providing us with increased access to export terminals and markets and additional excess processing capacity for both oil and natural gas.

  Experienced Technical Team

     We employ oil and gas professionals, including geophysicists, petrophysicists, geologists, petroleum engineers and production and reservoir engineers, who have an average of approximately 25 years of experience in their technical fields and have been employed by Swift for an average of over 10 years. We continually apply our extensive in-house expertise and current advanced technologies to benefit our drilling and production operations. We have developed a particular expertise in drilling horizontal wells at vertical depths below 10,000 feet, often in a high pressure environment, involving single or dual lateral legs of several thousand feet. This results in an integrated approach to exploration using multidisciplinary data analysis and interpretation that has helped us identify a number of exploration prospects.

     We use various recovery techniques, including water flooding and acid treatments, fracturing reservoir rock through the injection of high-pressure fluid, and inserting coiled tubing velocity strings to enhance and maintain gas flow. We believe that the application of fracturing technology and coiled tubing has resulted in significant increases in production and decreases in completion and operating costs, particularly in our AWP Olmos area.

     We have increasingly used seismic technology to enhance the results of our drilling and production efforts, including 2-D and 3-D seismic analysis, amplitude versus offset studies and detailed formation depletion studies. As a result, we have maintained internal seismic expertise and have compiled an extensive database.

     When appropriate, we develop new applications for existing technology. For example, in New Zealand we acquired seismic data by effectively combining marine data with the acquisition of land seismic data, an application we have not seen any other company use in New Zealand.

  Financial Discipline

     We practice a disciplined approach to financial management and have historically maintained a strong capital structure that preserves our ability to execute our business plan. Key components of our financial discipline include maintaining a balanced capital budget, establishing leverage ratios that are appropriate given the volatility of the oil and gas markets and opportunistically accessing the capital markets. After giving effect to our common stock offering and this offering, as of December 31, 2001, our long-term debt would have comprised approximately 49% of our total capitalization. As of March 31, 2002, after the TAWN acquisition in January 2002 and the Antrim acquisition in March 2002, and after giving effect to our common stock offering and this offering, our long-term debt would have comprised approximately 49% of our total capitalization. Additionally, after applying the net proceeds from our common stock offering and this offering to reduce amounts outstanding under our credit facility, based on our March 31, 2002 balance, we expect to have approximately $188.9 million of available borrowing capacity. By replacing indebtedness incurred under our revolving credit facility in connection with acquisition, development and exploitation activity with the net proceeds from our common stock offering and this offering, we will be implementing our strategy of matching long-lived assets with long-term debt and equity.

DOMESTIC CORE OPERATING AREAS

  AWP Olmos Area

     We began drilling and operating wells in the AWP Olmos area in 1988. Since that time, we have gained extensive expertise with the low-permeability, tight-sand formations typical of these fields. Our net proved reserves for this area of 207.5 Bcfe as of December 31, 2001 constituted 32% of our total reserves at that date. This field is characterized by long-lived reserves, with 74% of the reserves at year end 2001 comprised of natural gas.

     Additionally, AWP Olmos area has yielded a steady production base, producing an average of approximately 35,700 Mcfe per day in 2001. We have maintained these rates by performing fracture extensions and installing coiled tubing velocity strings. During 2001, approximately 76% of our production from this field was natural gas. As of December 31, 2001, we owned interests in 496 wells and were the operator of 492 wells in this area producing gas from the Olmos Sand formation at depths from 10,000 to 11,500 feet. We own nearly a 100% working interest in almost all wells in this area in which we have an interest. As of December 31, 2001, we owned drilling and production rights to approximately 28,562 net acres in this area in South Texas.

     Geologically, this region is characterized by a blanket sand with an extensive fault system. In 2001, all 11 development wells we drilled in the AWP Olmos area were successful. As of December 31, 2001, we had 122 proved undeveloped locations in this area. Our planned 2002 capital expenditures in this area will focus on performing fracture extensions and installing coiled tubing velocity strings.

  Masters Creek Area

     We acquired our interest in this area in mid-1998 as part of a larger property acquisition. Located just east of the Texas-Louisiana border in the Louisiana parishes of Vernon and Rapides, this area contains our operated fields of Masters Creek and South Burr Ferry as well as other fields in which we have interests, but which are operated by others. As of December 31, 2001, we owned drilling and production rights to 194,212 gross acres, 149,400 net acres, and 141,000 fee mineral acres in this area.

     The Masters Creek area contains horizontal wells producing both oil and gas from the Austin Chalk formation. In 2001, this area produced 15.3 Bcfe. In 2001, we drilled or participated in drilling nine development wells, all successful. As of December 31, 2001, we had 18 proved undeveloped drilling locations.

  Brookeland Area

     This area is located in southeast Texas in Jasper and Newton counties near the Texas-Louisiana border. This area also was a part of the 1998 property acquisition in which we acquired our interest in the Masters Creek area and contains horizontal wells producing both oil and gas from the Austin Chalk formation. In 2001, we drilled or participated in the drilling of 11 development wells, all successful. Our reserves in this area are approximately 60% oil and natural gas liquids.

     As of December 31, 2001, we owned drilling and production rights to 127,703 gross acres, 79,874 net acres, and 15,000 fee mineral acres containing substantial proved undeveloped reserves. As of December 31, 2001, we had 17 proved undeveloped drilling locations in this field.

  Lake Washington Field

     We acquired interests in Lake Washington Field, located in Plaquemines Parish, Louisiana, effective March 1, 2001. Lake Washington Field produces oil from multiple Miocene sands ranging in depth from less than 2,000 feet to greater than 10,000 feet. This field is located on a salt dome and has produced over 300 million BOE since its inception. The area around the dome is heavily faulted, thereby creating a large number of potential traps. Since our acquisition of this field, we have mapped multiple zones covering all sides of the salt dome. We see both significant development opportunities and several distinct exploration plays on the property. Oil and gas from approximately 26 producing wells is gathered from four platforms located in water depths ranging from six feet to 11 feet, with drilling and workover operations performed with barge rigs. We have identified a number of under-exploited fault blocks in this area.

     In 2001, we drilled four development wells and one exploratory well, and in 2002 we drilled two additional wells and a salt water disposal well, all of which were successful. As a result of our drilling and production activities, we have increased average production in the field net to our interest from approximately 652 BOE per day in March 2001, when we acquired the field, to approximately 1,236 BOE per day during February 2002. As of December 31, 2001, we owned drilling and production rights to 13,595 net acres. Our reserves in this field are approximately 95% oil and natural gas liquids. As of year end 2001, we had 29 proved undeveloped drilling locations in this field. Our planned 2002 capital expenditures in this field are approximately $25.0 million and include 20 development wells and two exploratory wells.

DOMESTIC EMERGING GROWTH AREAS

     We are pursuing development and exploration activities in the following emerging growth areas, including areas where we drilled a number of wells in 2001. The timing and scope of our drilling in these areas depends upon changes in the relative prices of oil and gas and other market factors.

  Frio (Garcia Ranch) Area in South Texas

     This area, near the southern tip of Texas in Willacy and Kenedy counties, features the Frio formation at depths ranging from 10,000 to 16,000 feet. The traps are structure related and consist of faulted anticlines and three-way upthrown fault traps. Our prospects are defined by 3-D seismic surveys that were shot in the mid-1990s. We had two discoveries in the area in 2001, one in the Rome prospect in Willacy County at a depth of 16,388 feet, and the other in the Siena prospect in Kenedy County at a depth of 16,300 feet. We have a 65% working interest in these prospects.

  Wilcox Area in Texas Gulf Coast

     This area is located along the Texas Gulf Coast in Goliad, Lavaca and Zapata counties. Our primary objectives are the Austin, Nita, Cameron, Brandon, Tina, Gracie, and Tyler Upper Wilcox sands. Traps in the Wilcox sand are both structural and stratigraphic and include upthrown fault traps as well as buried sand bars and sand channels, with formation depths ranging from 10,000 to 15,000 feet, as defined by both 2-D and 3-D seismic surveys.

     Our 2001 exploration activity in this area had three discoveries in the Wilcox sands, two of which were located in Goliad County, Texas: the Nita prospect drilled to a depth of approximately 15,000 feet and the Brandon prospect drilled to a depth of about 13,000 feet. Our working interests in these two wells are 73% and 60%, respectively. The third well was in the Falcon Ridge prospect in Zapata County, Texas in which we have a 25% working interest.

     Additionally, in Lavaca County we have another Wilcox prospect, the Pearl prospect. We currently have a 100% working interest in this prospect, but we have undertaken to market interests in the prospect to potential industry partners. The Pearl prospect has a projected depth for the test well of 14,500 feet. Additionally, we have other prospects in this area that we are considering for our future drilling activities.

  Woodbine Area in East Texas

     The Woodbine formation is located in southeast Texas in San Jacinto, Polk and Tyler counties. We drilled one well to the Woodbine formation during 2001 -- in the Lion prospect in San Jacinto County, Texas, to a depth of 15,800 feet. Although hydrocarbon-bearing intervals were found, the well was determined to be noncommercial.

     Additionally, we have two other Woodbine prospects for future drilling: the Jaguar and Bobcat prospects, both located in Polk County, where we would serve as operator with approximately a 75% working interest.

  Miocene Area in South Louisiana

     We successfully drilled our first exploratory well in the Miocene sands in our new Lake Washington Area in Plaquemines Parish, Louisiana -- to a depth of 3,200 feet with a retained interest of 100%. This area has substantial exploration and development potential, with sands extending from shallow depths down to 10,000 feet or more. Current plans are to drill another exploratory well in the area during 2002.

     Also in Plaquemines Parish, about 50 miles north of the Lake Washington Area, is the Delacroix area where we have been developing prospects for both shallow and deep horizons in the Miocene sands. The first well in this area, in the Grand Lake prospect, was drilled to a depth of 18,000 feet early in 2002 and was temporarily abandoned but may become a possible sidetrack well in the future.

NEW ZEALAND CORE OPERATING AREAS

     Our activity in New Zealand began when we were issued two petroleum exploration permits in 1995 and 1996, which we combined in 1998 after surrendering a portion of this acreage. In 1999, we expanded this permit by adding 12,800 offshore acres. As of December 31, 2001 our permit 38719 included approximately 50,300 acres in the Taranaki Basin of New Zealand's North Island. We have a 95% working interest in this permit, and have fulfilled all current obligations under this permit. The initial five-year term of the permit ended on August 12, 2001. We have, however, extended our petroleum exploration permit an additional five years by relinquishing 50% of the acreage within the permit under the terms of the Crown Minerals Act of 1991. Specifically, we have chosen to relinquish acreage on the western and eastern portions of our permit that we feel is not prospective. The approximately 50,300 gross acres that we retain include all of the acreage that we believe is prospective, and include our Rimu and Kauri areas as well as our Tawa and Matai prospects.

     As of December 31, 2001, our investment in New Zealand totaled approximately $84.4 million. Approximately $45.6 million of our investment costs have been included in the proved properties portion of our oil and gas properties and $38.8 million is included as unproved properties. After giving effect to our acquisitions in the first quarter of 2002, our total investment in New Zealand would have been $143.5 million, $54.4 million of which was used to acquire the TAWN assets, containing all proved producing reserves, and $4.7 million of which was used to acquire the Antrim assets.

     At year end 2001, our proved reserves in the Rimu/Kauri area were estimated at 101.9 Bcfe, with 64% of such reserves classified as oil, natural gas liquids and condensates. We built production and processing facilities, which are initially designed to handle 3,500 Bbls of oil per day and 10,000 Mcf of processed natural gas per day. These facilities will allow us to commence sale of production from our Rimu discovery in April 2002. We recently entered into an agreement to sell to Genesis Power Limited approximately 38.0 Bcf of natural gas over a 10-year period. Natural gas deliveries from our Rimu discovery will begin under this contract once the Rimu production station is operational.

     We expanded our operation in New Zealand in January 2002 with our purchase of Southern NZ Exploration, Ltd., from Shell New Zealand, through which we acquired interests in four fields and significant infrastructure assets. We have estimated the proved reserves associated with the TAWN acquisition at year end 2001 to be approximately 62.1 Bcfe, of which approximately 75% is natural gas. First quarter 2002 net daily production from the TAWN fields is estimated to be 1,071 Bbl of oil, 30 MMcf of natural gas, and 561 Bbl of natural gas liquids per day, or a total net daily production of approximately 40 MMcfe of natural gas per day.

  Rimu Area

     In 1996 we acquired our interest in permit 38719, which is located in the eastern onshore portion of the Taranaki Basin in New Zealand. In 1997, we acquired 2-D seismic data for two key areas in this permit. Based on analysis of this data, the first exploratory well, Rimu-A1, was drilled onshore in 1999. In late 1999, we successfully completed and production tested the Rimu-A1. Based upon additional 2-D seismic data acquired in March 2000, which better identified the extent of the Rimu structure, we drilled and tested two delineation wells, the Rimu-B1 and the Rimu-B2. In 2001 we have drilled and tested three more Rimu delineation wells, the Rimu-A2, Rimu-A3 and Rimu-B3. The Rimu-A3 was successful; the Rimu-A2 and Rimu-B3 were dry. Early in 2002, the Rimu-A2 was sidetracked and was successfully completed. The Rimu-B3 was also sidetracked in early 2002 and again was unsuccessful.

     Early in 2002, we were awarded petroleum mining permit 38151 by the New Zealand Ministry for Economic Development for the development of the Rimu discovery over a 5,524-acre area for a primary term of 30 years. We plan to add up to three drilling pads in the permit area, for a total of five pads, with each able to handle multiple wells. Nine additional wells are currently planned within the mining permit, one gas injection well and eight development wells targeting the Upper Tariki and Lower Tariki sandstones and the Upper Rimu limestone.

  Kauri Area

     In 2000, we acquired approximately 45 miles of data from a number of 2-D transitional zone seismic lines tied to existing marine and land seismic grids to study the Kauri structure, which is to the south and southeast of our Rimu discovery. We based our well location on our interpretation of these data. We drilled our Kauri-A1 well to a total depth of 14,760 feet in the third quarter of 2001. We encountered significant hydrocarbon-bearing intervals in this well, and we intend to conduct extensive testing and analysis on these intervals in the future.

     The initial hydrocarbon-bearing zone encountered in the Kauri-A1 well was found in a shallow section of the Miocene-Pliocene age sandstones, the Manutahi sand, beginning at a depth of 3,746 feet. Petrophysical analysis of logging data, along with laboratory analysis of sidewall cores, confirm an oil column of approximately 39 feet with excellent porosities and permeabilities. Based on electric log analysis and saturation measurements of the sidewall cores, an oil/water contact was found at 3,815 feet. Current geologic mapping indicates that this location is approximately 66 feet low to the top of the structure that covers approximately 1,000 acres of aerial extent in this fault block. We commenced drilling the Kauri-A2 development well in September 2001 in order to further evaluate this prospective interval. This well successfully tested the Manutahi Sands.

     The second significant hydrocarbon-bearing interval encountered in the Kauri-A1 well was found in the Miocene age sandstones, the Kauri sand, beginning at a depth of 9,473 feet. This interval largely consists of multiple sections of sandstones and claystones that yielded oil and gas shows associated with drilling breaks and appears to be hydrocarbon bearing based on log analysis. Further petrophysical analysis of this data indicates a hydrocarbon-bearing sandstone interval of approximately 577 feet with good porosity. This same interval was also encountered, although not tested, in all of the previously drilled Rimu wells, with varying degrees of hydrocarbon shows. This interval in the Kauri-A1 well has greater sand development than in the Rimu wells, with mud log shows while drilling significantly better than in any of the previous wells drilled at Rimu.

     The third and fourth hydrocarbon-bearing intervals encountered in this well were found in the Upper Tariki sand beginning at a depth of 11,126 feet and the Upper Rimu limestone beginning at a depth of 11,270 feet. Both of these intervals have also been present in all five wells drilled at Rimu, extending both of these intervals over a distance in excess of five miles. Based upon analysis of mud logs as well as the logging while drilling tools, the Upper Tariki appears to have a gross thickness of 30 feet and the Upper Rimu limestone appears to have a gross thickness of 33 feet.

     The Kauri-B1 exploratory well was drilled approximately 1.75 miles to the southeast of the Kauri-A pad and targeted the Manutahi sands. This well was plugged and abandoned in late 2001.

  TAWN Assets

     The TAWN acquisition consisted of a 96.76% working interest in four petroleum mining licenses, or PML, covering producing oil and gas fields, and extensive associated hydrocarbon-processing facilities and pipelines, which give us a competitive advantage through infrastructure that complements our existing fields, providing us with increased access to export terminals and markets and additional excess processing capacity for both oil and natural gas. The TAWN assets are located approximately 17 miles north of the Rimu area.

     The properties are collectively identified as the TAWN properties, an acronym derived from the first letters of the field names -- the Tariki Field (PML 38138), the Ahuroa Field (PML 38139), the Waihapa Field (PML 38140), and the Ngaere Field (PML 38141). The Tariki Field and Ahuroa Field both produce from the Tariki formation, while the Waihapa Field and Ngaere Field produce from the Tikorangi formation. The four fields include 17 wells where the purchaser of gas has contracted to take minimum gas quantities and can call for higher production levels (which has occurred throughout 2002) to meet electrical demand in New Zealand.

     Solution gas gathered from an oil facility, the Waihapa Production Station, or WPS, flows to the Tariki Ahuroa gas plant. The current processing capacity of the WPS facility is over 15,000 bbl of oil and 40 MMcf of natural gas per day. A 32 mile, eight inch diameter oil export line runs from the WPS to the Omata Tank Farm at New Plymouth, where oil export facilities allow for sales into international markets. An additional 32 mile, eight inch diameter natural gas pipeline runs from the WPS to the Taranaki Combined Cycle Electric Generation Facility near Stratford and on to the New Plymouth Power Station.

     We have a service agreement with the owner of the Omata Tank Farm to utilize the blending, storage, and export capabilities of the facility. The operator of the facility provides services for a fixed fee per barrel received and other variable costs as required by the agreement. Under the terms of the agreement, crude oil produced from the Rimu/Kauri area will also have access to the Omata Tank Farm.

NEW ZEALAND EMERGING GROWTH AREAS

  Tawa Prospect

     The Tawa prospect is located on the southeast flank of Kapuni Field and its main targets are the Tikorangi limestone, the Upper Otaraoa sandstone and the Tariki sandstone. This is a combination structural and stratigraphic trap. This prospect was developed based upon our analysis of existing 3-D seismic data as well as new 2-D seismic surveys we acquired in 1997 and 2000.

  Matai Prospect

     The Matai prospect is located on the southeast flank of the Tawa prospect and its main target is the Moki sandstone. This prospect was identified based upon our analysis of new 2-D seismic data we acquired in 2000. We acquired additional seismic data in early 2002 to further evaluate this prospect.

  Tuihu Prospect

     In 2000, we entered into an agreement with Shell New Zealand whereby we earned a 20% participating interest in petroleum exploration permit 38718 containing approximately 57,400 acres. In January 2001, the operator temporarily abandoned the Tuihu #1 exploratory well pending further analysis. The permit now contains approximately 28,700 acres after a scheduled acreage surrender during December 2000. Additional analysis of the data from the well, as well as reinterpretation of the seismic data, is underway in order to determine further development plans.

  Huinga Prospect

     In 1998, we entered into agreements for a 7.5% working interest held by Antrim Oil and Gas Limited, a Canadian company, in permit 38716 operated by Marabella Enterprises Ltd. In turn, Antrim became 5% working interest owners in our permit 38719. An exploratory well was drilled on the 7.5% working interest permit and the well has been temporarily abandoned pending further evaluation. Operations to re-enter and sidetrack this well commenced in April 2002 to target a location to the west of the initial well. A five year extension was granted on this permit in 2001 upon the surrender of 50% of the acreage. As part of our March 2002 acquisition of Antrim's New Zealand assets, we acquired an additional 7.5% working interest in permit 38716, giving us a current 15.0% working interest in this prospect.

OIL AND GAS RESERVES

     The following table presents information regarding proved reserves of oil and gas attributable to our interests in producing properties as of December 31, 2001, 2000, and 1999. The information set forth in the table regarding reserves is based on proved reserves reports prepared by us and audited by H. J. Gruy and Associates, Inc., Houston, Texas, independent petroleum engineers. Gruy's audit was based upon review of production histories and other geological, economic, ownership, and engineering data provided by us.

     In accordance with Securities and Exchange Commission guidelines, estimates of future net revenues from our proved reserves and the PV-10 Value must be made using oil and gas sales prices in effect as of the dates of such estimates and are held constant throughout the life of the properties, except where such guidelines permit alternate treatment, including, in the case of gas contracts, the use of fixed and determinable contractual price escalations. Proved reserves as of December 31, 2001, were estimated based upon prices in effect at year end. The weighted averages of such year end prices domestically were $2.68 per Mcf of natural gas and $18.51 per barrel of oil, compared to $11.25 and $25.50 at year end 2000 and $2.58 and $23.69 at year end 1999. The weighted averages of such year end 2001 prices for New Zealand were $1.18 per Mcf of natural gas and $18.25 per barrel of oil, compared to $0.71 and $22.30 in 2000. The weighted averages of such year end 2001 prices for all our reserves, both domestically and in New Zealand, were $2.51 per Mcf of natural gas and $18.45 per barrel of oil, compared to $9.86 and $24.62 in 2000. We have interests in certain tracts that are estimated to have additional hydrocarbon reserves that cannot be classified as proved and are not reflected in the following table. The proved reserves presented for all periods also exclude any reserves attributable to the volumetric production payment that was in effect in 2000 and 1999.

     At year end 2001, 50% of our proved reserves were developed reserves. At year end 2000, 45% of our proved reserves were developed.

     Changes in quantity estimates and the estimated present value of proved reserves are affected by the change in crude oil and natural gas prices at the end of each year. While our total proved reserves quantities, on an equivalent Bcfe basis, at year end 2001 increased by 3% over reserves quantities a year earlier, the PV-10 Value of those reserves decreased 74% from the PV-10 Value at year end 2000. The decrease in prices resulted in 47.1 Bcfe of downward reserve revision, primarily attributed to the decrease in prices used at year end 2001. Our total proved reserves quantities at year end 2000 increased by 38% over reserves quantities a year earlier, while the PV-10 Value of those reserves increased 310% from the PV-10 Value at year end 1999. The PV-10 Value decrease in 2001 and the PV-10 increase in 2000 were heavily influenced by pricing decreases at year end 2001 as compared to year end 2000 and by pricing increases from year end 2000 as compared to year end 1999. Product prices for natural gas decreased 75% during 2001, from $9.86 per Mcf at December 31, 2000, to $2.51 per Mcf at year end 2001, while oil prices decreased 25% between the two dates, from $24.62 to $18.45 per barrel. Product prices for natural gas increased 282% during 2000, from $2.58 per Mcf at December 31, 1999, to $9.86 per Mcf at year end 2000, while oil prices increased 4% between the two dates, from $23.69 to $24.62 per barrel. Product prices for natural gas increased 16% during 1999, from $2.23 per Mcf at December 31, 1998, to $2.58 per Mcf at year end 1999, matched by a 111% increase in the price of oil between the two dates, from $11.23 to $23.69 per barrel.

     The table sets forth estimates of future net revenues presented on the basis of unescalated prices and costs in accordance with criteria prescribed by the SEC and their PV-10 Value. Operating costs, development costs, and certain production-related taxes were deducted in arriving at the estimated future net revenues. No provision was made for income taxes. The estimates of future net revenues and their present value differ in this respect from the standardized measure of discounted future net cash flows of $454.6 million at year end 2001, $1,578.0 million at year end 2000 and $438.9 million at year end 1999 set forth in Supplemental Information to our Consolidated Financial Statements, which is calculated after provision for future income taxes.

                                                                  YEAR ENDED DECEMBER 31, 2001
                                                       --------------------------------------------------
                                                           TOTAL             DOMESTIC        NEW ZEALAND
                                                       --------------     --------------     ------------
ESTIMATED PROVED OIL AND GAS RESERVES
Net natural gas reserves (Mcf):
  Proved developed...................................     181,651,578        167,401,736       14,249,842
  Proved undeveloped.................................     143,260,547        121,087,764       22,172,783
                                                       --------------     --------------     ------------
         Total.......................................     324,912,125        288,489,500       36,422,625
                                                       ==============     ==============     ============
Net oil reserves (Bbl):
  Proved developed...................................      23,759,574         20,393,142        3,366,432
  Proved undeveloped.................................      29,723,062         22,171,591        7,551,471
                                                       --------------     --------------     ------------
         Total.......................................      53,482,636         42,564,733       10,917,903
                                                       ==============     ==============     ============
ESTIMATED PRESENT VALUE OF PROVED RESERVES
Estimated present value of future net cash flows from
 proved reserves discounted at 10% per annum:
  Proved developed...................................  $  344,478,834     $  306,095,381     $ 38,383,453
  Proved undeveloped.................................     258,507,354        186,012,413       72,494,941
                                                       --------------     --------------     ------------
         Total.......................................  $  602,986,188     $  492,107,794     $110,878,394
                                                       ==============     ==============     ============

                                                                  YEAR ENDED DECEMBER 31, 2000
                                                       --------------------------------------------------
                                                           TOTAL             DOMESTIC        NEW ZEALAND
                                                       --------------     --------------     ------------
ESTIMATED PROVED OIL AND GAS RESERVES
Net natural gas reserves (Mcf):
  Proved developed...................................     215,169,833        215,169,833               --
  Proved undeveloped.................................     203,444,143        148,130,666       55,313,477
                                                       --------------     --------------     ------------
         Total.......................................     418,613,976        363,300,499       55,313,477
                                                       ==============     ==============     ============
Net oil reserves (Bbl):
  Proved developed...................................      10,980,196         10,980,196               --
  Proved undeveloped.................................      24,153,400         12,962,513       11,190,887
                                                       --------------     --------------     ------------
         Total.......................................      35,133,596         23,942,709       11,190,887
                                                       ==============     ==============     ============
ESTIMATED PRESENT VALUE OF PROVED RESERVES
Estimated present value of future net cash flows from
 proved reserves discounted at 10% per annum:
  Proved developed...................................  $1,257,570,764     $1,257,570,764     $         --
  Proved undeveloped.................................   1,055,684,045        919,388,009      136,296,036
                                                       --------------     --------------     ------------
         Total.......................................  $2,313,254,809     $2,176,958,773     $136,296,036
                                                       ==============     ==============     ============

                                                                  YEAR ENDED DECEMBER 31, 1999
                                                       --------------------------------------------------
                                                           TOTAL             DOMESTIC        NEW ZEALAND
                                                       --------------     --------------     ------------
ESTIMATED PROVED OIL AND GAS RESERVES
Net natural gas reserves (Mcf):
  Proved developed...................................     174,046,096        174,046,096               --
  Proved undeveloped.................................     155,913,654        155,913,654               --
                                                       --------------     --------------     ------------
         Total.......................................     329,959,750        329,959,750               --
                                                       ==============     ==============     ============
Net oil reserves (Bbl):
  Proved developed...................................       8,437,299          8,437,299               --
  Proved undeveloped.................................      12,368,964         12,368,964               --
                                                       --------------     --------------     ------------
         Total.......................................      20,806,263         20,806,263               --
                                                       ==============     ==============     ============
ESTIMATED PRESENT VALUE OF PROVED RESERVES
Estimated present value of future net cash flows from
 proved reserves discounted at 10% per annum:
  Proved developed...................................  $  301,199,660     $  301,199,660     $         --
  Proved undeveloped.................................     262,854,849        262,854,849               --
                                                       --------------     --------------     ------------
         Total.......................................  $  564,054,509     $  564,054,509     $         --
                                                       ==============     ==============     ============

     Proved reserves are estimates of hydrocarbons to be recovered in the future. Reservoir engineering is a subjective process of estimating the sizes of underground accumulations of oil and gas that cannot be measured in an exact way. The accuracy of any reserves estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Reserves reports of other engineers might differ from the reports contained herein. Results of drilling, testing, and production subsequent to the date of the estimate may justify revision of such estimate. Future prices received for the sale of oil and gas may be different from those used in preparing these reports. The amounts and timing of future operating and development costs may also differ from those used. Accordingly, reserves estimates are often different from the quantities of oil and gas that are ultimately recovered. There can be no assurance that these estimates are accurate predictions of the present value of future net cash flows from oil and gas reserves.

     A portion of our proved reserves has been accumulated through our interests in the limited partnerships for which we serve as general partner. The estimates of future net cash flows and their present values, based on period end prices, assume that some of the limited partnerships in which we own interests will achieve payout status in the future. At December 31, 2001, 32 of the limited partnerships managed by us had achieved payout status.

     No other reports on our reserves have been filed with any federal agency.

OIL AND GAS WELLS

     As we continue to sell properties on behalf of limited partnerships which have voted to liquidate, our total well count decreased. Acquisitions such as Lake Washington, where we own nearly a 100% interest in all operated wells, have increased well ownership on a net basis. The following table sets forth the gross and net wells in which we owned an interest at the following dates:

                                                             OIL WELLS   GAS WELLS   TOTAL WELLS(1)
                                                             ---------   ---------   --------------
DECEMBER 31, 2001
  Gross....................................................     396          786         1,182
  Net......................................................     297.0        467.9         764.9
DECEMBER 31, 2000
  Gross....................................................     599          904         1,503
  Net......................................................     165.2        484.7         649.9
DECEMBER 31, 1999
  Gross....................................................     577          947         1,524
  Net......................................................     105.5        449.2         554.7

---------------

(1) Excludes 48 service wells in 2001, 25 service wells in 2000, and 33 service wells in 1999. Also excludes 5 wells in 2001 and 3 wells in 2000 in New Zealand, temporarily shut-in awaiting the commissioning of the Rimu Production Station.

OIL AND GAS ACREAGE

     As is customary in the industry, we generally acquire oil and gas acreage without any warranty of title except as to claims made by, through, or under the transferor. Although we have title to developed acreage examined prior to acquisition in those cases in which the economic significance of the acreage justifies the cost, there can be no assurance that losses will not result from title defects or from defects in the assignment of leasehold rights. In many instances, title opinions may not be obtained if in our judgment it would be uneconomical or impractical to do so.

     The following table sets forth the developed and undeveloped leasehold acreage held by us at December 31, 2001:

                                                   DEVELOPED(1)       UNDEVELOPED(1)
                                                 -----------------   -----------------
                                                  GROSS      NET      GROSS      NET
                                                 -------   -------   -------   -------
Alabama........................................   10,092     2,862       776       292
Arkansas.......................................      762       558     2,040       679
Kansas.........................................       --        --     4,520     1,909
Louisiana......................................  135,148    92,489   138,532    89,804
Mississippi....................................      730       176        --        --
Texas..........................................  232,258   145,162    96,817    64,807
Wyoming........................................      522       120    84,212    74,997
All other states...............................       --        --     5,928       981
Offshore Louisiana.............................    4,609       276    25,000     1,536
Offshore Texas.................................   14,400     1,601       450        23
                                                 -------   -------   -------   -------
  Total -- Domestic............................  398,521   243,244   358,275   235,028
New Zealand(2).................................   24,901    22,411   135,459    79,552
                                                 -------   -------   -------   -------
     Total.....................................  423,422   265,655   493,734   314,580
                                                 =======   =======   =======   =======

---------------

(1) Fee mineral acreage acquired in the Masters Creek and Brookeland areas acquisition are not included in the above leasehold acreage table. We have 26,345 developed fee mineral acres and 114,655 undeveloped fee mineral acres in these two areas for a total of 141,000 fee mineral acres.

(2) Excludes 24,602 gross, and 23,805 net acres acquired in the TAWN acquisition that closed in January 2002, as well as 2,478 net acres acquired in the Antrim acquisition which closed in March 2002.

DRILLING ACTIVITIES

     The following table sets forth the results of our drilling activities during the three years ended December 31, 2001:

                                                 GROSS WELLS                               NET WELLS
                                    --------------------------------------   -------------------------------------
                                                               TEMPORARILY                             TEMPORARILY
YEAR  TYPE OF WELL                  TOTAL   PRODUCING   DRY     ABANDONED    TOTAL   PRODUCING   DRY    ABANDONED
----  ------------                  -----   ---------   ----   -----------   -----   ---------   ---   -----------
2001  Exploratory -- Domestic....    11         6         5         --        6.2       4.0      2.2        --
      Exploratory -- New
      Zealand....................     2        --         1          1        1.1        --      0.9       0.2
      Development -- Domestic....    36        36        --         --       29.5      29.5      --         --
      Development -- New
      Zealand....................     4         2         2         --        3.6       1.8      1.8        --
2000  Exploratory -- Domestic....     9         5         4         --        6.2       3.4      2.8        --
      Development -- Domestic....    59        52         7         --       42.4      37.1      5.3        --
      Development -- New
      Zealand....................     2         2        --         --        1.8       1.8      --         --
1999  Exploratory -- Domestic....     3         1         2         --        1.5       0.3      1.2        --
      Exploratory -- New
      Zealand....................     2         1        --          1        1.0       0.9      --        0.1
      Development -- Domestic....    22        19         3         --       10.7       9.4      1.3        --

OPERATIONS

     We generally seek to be operator in the wells in which we have significant economic interest. As operator, we design and manage the development of a well and supervise operation and maintenance activities on a day-to-day basis. We do not own drilling rigs or other oil field services equipment used for drilling or maintaining wells on properties we operate. Independent contractors supervised by us provide all the equipment and personnel. We employ drilling, production and reservoir engineers, geologists, and other specialists who work to improve production rates, increase reserves, and lower the cost of operating our oil and gas properties.

     Oil and gas properties are customarily operated under the terms of a joint operating agreement. These agreements usually provide for reimbursement of the operator's direct expenses and for payment of monthly per-well supervision fees. Supervision fees vary widely depending on the geographic location and depth of the well and whether the well produces oil or gas. The fees for these activities paid to us in 2001 ranged from $200 to $2,216 per well per month and totaled $6.2 million.

MARKETING OF PRODUCTION

     We typically sell our oil and gas production at market prices near the wellhead, although in some cases it must be gathered and delivered to a central point. Gas production is sold in the spot market on a monthly basis, while we sell our oil production at prevailing market prices. We do not refine any oil we produce. Two oil or gas purchasers accounted for 10% or more each of our total revenues during the year ended December 31, 2001. Oil and gas sales to subsidiaries of Eastex Crude Company were $31.6 million, or 18.1% of oil and gas sales, while sales to subsidiaries of Enron were $18.2 million, or 10.4% of oil and gas sales. Our last sale to Enron was for November 2001 production. We currently have other purchasers for those volumes. For the year ended December 31, 2000, two purchasers accounted for approximately 37% of our total revenues. However, due to the availability of other purchasers, we do not believe that the loss of any single oil or gas purchaser or contract would materially affect our revenues.

     In 1998, we entered into gas processing and gas transportation agreements for our gas production in the AWP Olmos area with PG&E Energy Trading Corporation, which was assumed in December 2000 by El Paso Hydrocarbon, LP, and El Paso Industrial, LP, both affiliates of El Paso Merchant Energy, for up to 75,000 Mcf per day, which provides for a ten-year term with automatic one-year extensions unless earlier terminated. We believe that these arrangements adequately provide for our gas transportation and processing needs in the AWP Olmos area for the foreseeable future. Additionally, the gas processed and transported under these agreements may be sold to El Paso based upon current natural gas prices.

     Our oil production from the Brookeland and Masters Creek areas is sold to various purchasers at prevailing market prices. Our gas production from these areas is processed under long-term gas processing contracts with Duke Energy Field Services, Inc. The processed liquids and residue gas production are sold in the spot market at prevailing prices.

     Our oil production from the Lake Washington area is delivered into ExxonMobil's crude oil pipeline system for sales to various purchasers at prevailing market prices. Our gas production from this area is either consumed on the lease or is delivered into El Paso's Tennessee Gas Pipeline system and then sold in the spot market at prevailing prices.

     Our oil production in New Zealand is sold into the international market at prices tied to the Asia Petroleum Price Index Tapis posting, less the cost of storage, trucking, and transportation.

     Our gas production from our TAWN fields, which we acquired and closed on in January 2002, is sold under a long-term contract with Contact Energy. Upon commissioning of the Rimu Production Station, our gas production from the Rimu field will be sold to Genesis Power Ltd. under a long-term contract.

     Our natural gas liquids production from the TAWN fields is sold to RockGas under long-term contracts tied to New Zealand's domestic natural gas liquids market. Upon commissioning of the Rimu Production Station, our natural gas liquids from the Rimu Field also will be sold to RockGas.

     The following table summarizes sales volumes, sales prices, and production cost information for our net oil and gas production for the three-year period ended December 31, 2001. "Net" production is production that is owned by us either directly or indirectly through partnerships or joint venture interests and is produced to our interest after deducting royalty, limited partner, and other similar interests.

                                                                YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------
                                                           2001          2000          1999
                                                        -----------   -----------   -----------
NET SALES VOLUME:
  Oil (Bbls)..........................................    3,055,374     2,472,014     2,564,924
  Gas (Mcf)...........................................   26,458,958    27,524,621    27,484,759
  Gas equivalents (Mcfe)..............................   44,791,202    42,356,705    42,874,303
AVERAGE SALES PRICE:
  Oil (Per Bbl).......................................  $     22.64   $     29.35   $     16.75
  Gas (Per Mcf).......................................  $      4.23   $      4.24   $      2.40
AVERAGE PRODUCTION COST (PER MCFE)....................  $      0.82   $      0.69   $      0.46

     Oil production for 2001 includes New Zealand production of 84,261 barrels, at an average price per barrel of $21.64. Natural gas production for 2000 and 1999 includes 405,130 and 728,235 Mcf, respectively, delivered under the volumetric production payment agreement pursuant to which we were obligated to deliver certain monthly quantities of natural gas (see Note 1 to the Consolidated Financial Statements). Under the volumetric production payment entered into in 1992, we delivered the last remaining commitment of gas in October 2000, when such agreement expired.

RISK MANAGEMENT

     Our operations are subject to all of the risks normally incident to the exploration for and the production of oil and gas, including blowouts, cratering, pipe failure, casing collapse, oil spills, and fires, each of which could result in severe damage to or destruction of oil and gas wells, production facilities or other property, or individual injuries. The oil and gas exploration business is also subject to environmental hazards, such as oil spills, gas leaks, and ruptures and discharges of toxic substances or gases that could expose us to substantial liability due to pollution and other environmental damage. Additionally, as managing general partner of limited partnerships, we are solely responsible for the day-to-day conduct of the limited partnerships' affairs and accordingly have liability for expenses and liabilities of the limited partnerships. We maintain comprehensive insurance coverage. We believe that our insurance is adequate and customary for companies of a similar size engaged in comparable operations, but losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage.

COMPETITION

     We operate in a highly competitive environment, competing with major integrated and independent energy companies for desirable oil and gas properties, as well as for equipment, labor and materials required to develop and operate such properties. Many of these competitors have financial and technological resources substantially greater than ours. We may incur higher costs or be unable to acquire and develop desirable properties at costs we consider reasonable because of this competition.

PRICE RISK MANAGEMENT

     Our major market risk exposure is the commodity pricing applicable to our oil and natural gas production. Realized commodity prices received for such production are primarily driven by the prevailing worldwide price for crude oil and spot prices applicable to natural gas. The effects of such pricing volatility are discussed above, and such volatility is expected to continue.

     Our price risk program permits the utilization of agreements and financial instruments, such as futures, forward and options contracts, and swaps, to mitigate price risk associated with fluctuations in oil and natural gas prices. In 1998, 1999 and 2000, price floors have been the primary financial instruments that we have utilized to hedge our exposure to price risk for the three fiscal years ended December 31, 2000. During those periods, the costs and any benefits that we derived from price floors were recorded as a reduction or increase, as applicable, in oil and gas sales revenues. The costs to purchase put options were amortized over the option period.

     During the fourth quarter of 1999, in addition to the price floor we had in place, we entered into participating collars to hedge oil production through June 2000. The participating collars were designated as hedges, and realized losses were recognized in oil and gas revenues in 2000 when the associated production occurred. During 1998, 1999 and 2000 we recognized net losses relating to our price floors and our collars of approximately $276,000, $561,000 and $1,114,000, respectively. This activity is recorded in oil and gas sales on the accompanying statements of income.

     Effective January 1, 2001, we adopted SFAS No. 133. We did not elect to designate our contracts for special hedge accounting treatment and instead are using mark-to-market accounting treatment.

     During 2001, we have continued our general practice of primarily using price floors to hedge our exposure to price risk. At December 31, 2001, we had open price floor contracts covering notional volumes of 2.0 million MMBtu of natural gas. Natural gas price floor contracts relate to the NYMEX contract months of February and March 2002, at an average price of $2.33 per MMBtu. The fair market value of our open price floor contracts at December 31, 2001 totaled $296,000 and is included under "Other Current Assets" on our December 31, 2001 balance sheet. During 2001 we recognized net gains of $1,173,094 relating to our derivative activities, with $16,784 of losses unrealized at year end 2001. This activity is recorded in "Price risk management and other, net" on our statements of income for 2001. For recent information on our hedging activities, see "Summary -- Recent Developments."

PARTNERSHIPS

     Prior to 1995, we funded a substantial portion of our operations through 109 limited partnerships which we formed and for which we have served as managing general partner. These partnerships raised a total of $509.5 million, with the largest portion (81%) raised to acquire interests in producing properties. Eight of the earliest partnerships and 13 of the most recently formed partnerships were created to drill for oil and gas. In all of these partnerships Swift paid for varying percentages of the capital or front-end costs and continuing costs of the partnerships and, in return, received differing percentage ownership interests in the partnerships, along with reimbursement of costs and/or payment of certain fees. At year end 2001, we continued to serve as managing general partner of 71 of these various partnerships, of which 65 are production purchase partnerships that have been in existence from six to fifteen years and the remainder of which are drilling partnerships that have been in existence from three to five years.

     During 1997 and 1998, eight drilling partnerships formed between 1979 and 1985 and 21 of the production purchase partnerships sold their properties and were dissolved, in each case following a vote of the investors in the particular partnerships approving such liquidations. Between 1999 and 2001, the investors in all but six of the remaining partnerships voted to sell the properties or their interests in the partnerships and dissolve. During 2001, seven drilling partnerships and two production purchase partnerships were dissolved. We anticipate that the liquidation and dissolution of the additional 65 partnerships should be substantially completed by the end of 2002. The remaining six partnerships will continue to operate.

REGULATIONS

  Environmental Regulations

     The United States federal government and various state and local governments have adopted laws and regulations regarding the protection of human health and the environment. These laws and regulations may require the acquisition of a permit by operators before drilling commences, prohibit drilling activities on certain lands lying within wilderness areas, wetlands, or where pollution might cause serious harm, and impose substantial liabilities for pollution resulting from drilling operations, particularly with respect to operations in onshore and offshore waters or on submerged lands. Failure to comply with these laws and regulations may result in the imposition of administrative, civil, or criminal penalties or injunctive relief for failure to comply. These laws and regulations may increase the costs of drilling and operating wells. Because these laws and regulations change frequently, the costs of compliance with existing and future environmental laws and regulations cannot be predicted with certainty.

     We currently own or lease, and have in the past owned or leased, numerous domestic properties that have been used for the exploration and production of oil and gas, some for many years. Although we have used operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been released on or under the properties owned or leased by us or on or under other locations where such wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under our control. These properties and the wastes disposed thereon or away from could be subject to stringent and costly investigatory or remedial requirements under applicable laws, some of which are strict liability laws without regard to fault or the legality of the original conduct, including the federal Comprehensive Environmental Response, Compensation and Liability Act, the federal Resources Conservation and Recovery Act, the federal Clean Water Act, the federal Oil Pollution Act, and analogous state laws. Under such laws, we could be required to remove or remediate previously disposed wastes (including waste disposed of or released by prior owners or operators) or property contamination (including groundwater contamination by prior owners or operators), to perform natural resource mitigation or restoration practices, or to perform remedial plugging or closure operations to prevent future contamination.

     Our oil and gas operations outside of the United States could also potentially be subject to similar foreign governmental controls and restrictions pertaining to protection of human health and the environment. Possible controls and restrictions may include the need to acquire permits, prohibition on drilling in certain environmentally sensitive areas, performance of clean-ups for any release of hydrocarbons or other wastes, and payment of penalties for any violations of applicable laws. We believe that compliance with existing requirements of such governmental bodies has not had a material adverse effect on our results of operations.

  United States Federal, State and New Zealand Regulation of Oil and Natural Gas

     The transportation and certain sales of natural gas in interstate commerce are heavily regulated by agencies of the federal government and are affected by the availability, terms and cost of transportation. The price and terms of access to pipeline transportation are subject to extensive federal and state regulation. The FERC is continually proposing and implementing new rules and regulations affecting the natural gas industry, most notably interstate natural gas transmission companies that remain subject to the FERC's jurisdiction. The stated purpose of many of these regulatory changes is to promote competition among the various sectors of the natural gas industry. Some recent FERC proposals may, however, adversely affect the availability and reliability of interruptible transportation service on interstate pipelines.

     Our sales of crude oil, condensate and natural gas liquids are not currently subject to FERC regulation. However, the ability to transport and sell such products is dependent on certain pipelines whose rates, terms and conditions of service are subject to FERC regulation.

     Production of any oil and gas by us will be affected to some degree by state regulations. Many states in which we operate have statutory provisions regulating the production and sale of oil and gas, including provisions regarding deliverability. Such statutes, and the regulations promulgated in connection therewith, are generally intended to prevent waste of oil and gas and to protect correlative rights to produce oil and gas between owners of a common reservoir. Certain state regulatory authorities also regulate the amount of oil and gas produced by assigning allowable rates of production to each well or proration unit. Likewise, the government of New Zealand regulates the exploration, production, sales and transportation of oil and natural gas.

FEDERAL LEASES

     Some of our properties are located on federal oil and gas leases administered by various federal agencies, including the Bureau of Land Management. Various regulations and orders affect the terms of leases, exploration and development plans, methods of operation, and related matters.

LITIGATION

     In the ordinary course of business, we have been party to various legal actions, which arise primarily from our activities as operator of oil and gas wells. In management's opinion, the outcome of any such currently pending legal actions will not have a material adverse effect on the financial position or results of operations of Swift.

EMPLOYEES

     At December 31, 2001, we employed 209 persons. In the January 2002 TAWN acquisition we acquired 22 employees in New Zealand, nine of whom are members of a union. None of our other employees are represented by a union. Relations with employees are considered to be good.

FACILITIES

     We occupy approximately 91,000 square feet of office space at 16825 Northchase Drive, Houston, Texas, under a ten year lease expiring in 2005. The lease requires payments of approximately $116,000 per month. We have field offices in various locations, including New Zealand, from which our employees supervise local oil and gas operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

A. Earl Swift................................  Chairman of the Board
Terry E. Swift...............................  President, Chief Executive Officer, Director
Virgil N. Swift..............................  Vice Chairman of the Board
Joseph A. D'Amico............................  Executive Vice President and Chief Operating Officer
Bruce H. Vincent.............................  Executive Vice President -- Corporate Development and
                                               Secretary
Alton D. Heckaman, Jr. ......................  Senior Vice President -- Finance and Chief Financial
                                               Officer
James M. Kitterman...........................  Senior Vice President -- Operations
Victor R. Moran..............................  Senior Vice President -- Energy Marketing and Business
                                               Development
David W. Wesson..............................  Controller
G. Robert Evans..............................  Director
Henry C. Montgomery..........................  Director
Clyde W. Smith, Jr. .........................  Director
Harold J. Withrow............................  Director

     A. Earl Swift, 68, is Chairman of the Board of Directors and has served in such capacity since Swift's founding in 1979. He previously served as President from 1979 to November 1997, at which time Terry E. Swift was appointed President. He also previously served as Chief Executive Officer from 1979 to May 2001, at which time Terry E. Swift was appointed Chief Executive Officer. For the 17 years prior to 1979, he was employed by affiliates of American Natural Resources Company. Mr. Swift is a registered professional engineer and holds a degree in petroleum engineering, Juris Doctor degree and a master's degree in business administration. He is the father of Terry E. Swift and the brother of Virgil N. Swift.

     Terry E. Swift, 46, has served as a director since the 2000 annual shareholders meeting. He was appointed President in November 1997 and Chief Executive Officer in May 2001. He served as Executive Vice President from 1991 to 1997 and was Chief Operating Officer from 1991 to January 2000. He served as Senior Vice President -- Exploration and Joint Ventures from 1990 to 1991 and as Vice President -- Exploration and Joint Ventures from 1988 to 1990. Mr. Swift has a degree in chemical engineering and a master's degree in business administration. He is the son of A. Earl Swift and the nephew of Virgil N. Swift.

     Virgil N. Swift, 73, has been a director since 1981, and currently serves as Vice Chairman of the Board. He acted as Executive Vice President -- Business Development between November 1991 and June 30, 2000. He previously served as Executive Vice President and Chief Operating Officer from 1982 to late 1991. Mr. Swift joined us in 1981 as Vice President -- Drilling and Production. For the preceding 28 years, he held various production, drilling and engineering positions with Gulf Oil Corporation and its subsidiaries, last serving as General Manager -- Drilling for Gulf Canada Resources, Inc. Mr. Swift is a registered professional engineer and holds a degree in petroleum engineering. He is the brother of A. Earl Swift and the uncle of Terry E. Swift.

     Joseph A. D'Amico, 53, was appointed Executive Vice President in August 2000 and was appointed Chief Operating Officer in January 2000. He was Senior Vice President of Exploration and Development from February 1998 to January 2000. He served as Vice President of Exploration and Development from 1993 to 1998, Director of Exploration and Development from 1992 to 1993 and Funds Manager from 1988 to 1992. Mr. D'Amico holds Bachelor and Master of Science degrees in petroleum engineering and a master's degree in business administration.

     Bruce H. Vincent, 54, has been Executive Vice President -- Corporate Development and Secretary since August 2000. Previously he served as Senior Vice President -- Funds Management since joining Swift in 1990. Mr. Vincent holds a degree in business administration and a master's degree in finance.

     Alton D. Heckaman, Jr., 45, was appointed Senior Vice President -- Finance and Chief Financial Officer in August 2000. He had previously served as Vice President and Controller from May 1993 and Assistant Vice President -- Finance from March 1986 to May 1993. Mr. Heckaman joined Swift in 1982. He is a certified public accountant and holds a degree in accounting.

     James M. Kitterman, 57, was appointed Senior Vice President -- Operations in May 1993. He had previously served as Vice President -- Operations since joining Swift in 1983. Mr. Kitterman holds a degree in petroleum engineering and a master's degree in business administration.

     Victor R. Moran, 46, was appointed Senior Vice President -- Energy Marketing and Business Development in August 2000. From 1995, he served as Vice President -- Natural Gas Marketing/Business Development. He had previously served as Director of Business Development since joining Swift in January 1992. Mr. Moran holds a degree in government and a Juris Doctor degree.

     David W. Wesson, 43, was appointed Controller in January 2001. He previously served as Assistant Controller -- Reporting from April 1999 to January 2001, Manager, Reporting/Budget from October 1995 to April 1999 and Manager, Corporate Accounting/Budget from February 1990. He joined Swift as a Senior Accountant in 1988. Mr. Wesson is a certified public accountant and holds a degree in accounting.

     G. Robert Evans, 70, has been a director since 1994. Effective January 1, 1998, Mr. Evans retired as Chairman of Material Sciences Corporation, having held that position since 1991. Material Sciences Corporation develops and commercializes continuously processed, coated materials technologies. He remains a director of Material Sciences Corporation. He also serves as a director of Consolidated Freightways, Inc., a trucking company.

     Henry C. Montgomery, 66, has served as a director since 1987. Since 1980, Mr. Montgomery has been and continues to serve as the Chairman of the Board of Montgomery Financial Services Corporation, a management consulting and financial services firm. Mr. Montgomery specializes in services for companies in transition or that are financially troubled. The following describes some of those engagements. From January 2000 to early March 2001, Mr. Montgomery served as Executive Vice President, Financial and Administration, and Chief Finance Officer of Indus International, Inc., a public company engaged in enterprise asset management systems. For eight months in 1999 he served as interim Executive Vice President of Finance and Administration and currently serves on the board of directors of Spectrian Corporation, a public company engaged in making cellular base station power amplifiers. From November 1996 through July 1997, Mr. Montgomery served as Executive Vice President of SyQuest Technology, Inc., a public company engaged in the development, manufacture and sale of computer hard drives. On November 17, 1998, SyQuest filed a petition under Chapter 11 of the U.S. Bankruptcy Code. Mr. Montgomery served from March 1995 until mid-November 1996 as President and Chief Executive Officer of New Media Corporation, a privately held company engaged in developing, manufacturing and selling PCMCIA cards for the computer industry. On October 14, 1998, New Media Corporation filed a petition under Chapter 11 of the U.S. Bankruptcy Code. Mr. Montgomery currently also serves on the boards of directors of Consolidated Freightways Corporation, a trucking company, and Catalyst Semiconductor, Inc., a company that designs, develops and markets programmable integrated circuit products.

     Clyde W. Smith, Jr., 53, has served as a director since 1984. Since January 2002, Mr. Smith has served as President of Ascentron, Inc., an electronics manufacturing services company that acquired the assets of D.W. Manufacturing, Inc. in January 2002. From May 1998 until January 2002, Mr. Smith served as General Manager of D.W. Manufacturing, Inc. d/b/a Millennium Technology Services, an Oregon based electronics manufacturer. From August 1997 to May 1998, when its assets were acquired by D.W. Manufacturing, Mr. Smith served as President of Millenium Technology, Inc., a debtor-in-possession under the U.S. Bankruptcy Code. He served as President of Somerset Properties, Inc., a real estate investment company, from 1985 to 1994 and as President of H&R Precision, Inc., a general contractor, from 1994 to August 1997. Mr. Smith is a certified public accountant. On May 7, 1997, Mr. Smith filed a petition under Chapter 7 of the U.S. Bankruptcy Code.

     Harold J. Withrow, 74, has been a director since 1988. Mr. Withrow worked as an independent oil and gas consultant from 1988 until he retired at the end of 1995. From 1975 until 1988, Mr. Withrow served as Senior Vice
President -- Gas Supply for Michigan Wisconsin Pipe Line Company and its successor, ANR Pipeline Company.

                      DESCRIPTION OF EXISTING INDEBTEDNESS

CREDIT FACILITY

     Our $300.0 million credit facility with a nine bank syndicate, which is scheduled to mature on October 1, 2005, is secured by substantially all of our oil and gas properties. The amount available for borrowing is subject to a borrowing base determination that is re-calculated at least every six months. Our current borrowing base, as reconfirmed by the bank syndicate effective April 5, 2002, is $275.0 million. Our borrowing base will be reduced by $80.0 million to $195.0 million upon the closing of this offering. At December 31, 2001 and March 31, 2002, we had $134.0 million and $231.0 million in outstanding borrowings under our credit facility. After we apply the expected net proceeds of this offering and our common stock offering to reduce our bank debt, based upon our outstanding indebtedness at March 31, 2002, we anticipate we would have approximately $6.1 million outstanding under our credit facility.

     Under our current credit facility and depending on the level of outstanding debt, the interest rate is either the lead bank's base rate, 4.75% at December 31, 2001, or, at our option, LIBOR plus the applicable margin, which was 3.64% for our outstanding borrowings at December 31, 2001. The weighted average interest rate was 3.53% for our outstanding borrowings at March 31, 2002.

     The terms of the revolving line of credit include, among other restrictions, a limitation on cash dividends, requirements as to maintenance of certain minimum financial ratios, including maintaining working capital and debt and equity ratios, and limitations on incurring other debt. Since inception, no cash dividends have been declared on our common stock. Our credit facility limits our repurchase of shares of common stock to $15.0 million from September 28, 2001. In addition, our credit facility contains certain covenants that limit, among other things, our ability to:

     - incur debt;

     - dispose of property and assets;

     - enter into consolidation or merger transactions;

     - enter into certain contracts or leases; and

     - expand into other lines of business.

     For all periods presented in this prospectus supplement, we were in compliance with the provisions of our credit facility. For a detailed description of this credit facility, see the credit agreement which is attached as Exhibit 10.16 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

SENIOR SUBORDINATED NOTES DUE 2009

     On August 4, 1999, we issued $125.0 million aggregate principal amount of 10 1/4% senior subordinated notes due August 1, 2009.

     Payments of principal, interest and premium under the senior subordinated notes due 2009 will be subordinated to payments on our existing and future senior debt, including our credit facility. On or after August 1, 2004, we may redeem our senior subordinated notes due 2009 for cash at 105.125% of principal declining to 100% in 2007. In addition, before August 1, 2002, we may redeem up to 33.33% of our senior subordinated notes due 2009 with the proceeds of qualified offerings of our equity at 110.25% of their principal amount, together with accrued and unpaid interest. If certain changes in control occur, or if our common stock ceases trading on a national exchange, each holder of the senior subordinated notes due 2009 will have the right to require us to repurchase their senior subordinated notes due 2009 at 101% of the note's principal amount, plus accrued and unpaid interest to the date of repurchase.

     For a detailed description of the senior subordinated notes due 2009 and their provisions, see the indenture and the supplement filed as an exhibit to the senior subordinated notes registration statement on July 9, 1999 and to our Current Report on Form 8-K filed with the SEC on August 4, 1999, respectively.

                            DESCRIPTION OF THE NOTES

     You can find the definitions of certain terms used in this description under the subheading "-- Certain Definitions," beginning on page S-65. In this description, the words "Swift," "we," "us" and "our" refer to Swift Energy Company and not to any of its subsidiaries.

     We will issue the Notes under an indenture to be dated as of April 16, 2002, which is to be supplemented by a first supplemental indenture to be dated as of April 16, 2002, referred to as supplemented as the "Indenture," between Swift and Bank One, NA, as trustee (the "Trustee"). The Indenture is governed by the Trust Indenture Act of 1939 (the "Trust Indenture Act"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

     We urge you to read the Indenture because it, and not this description, defines your rights as a holder of these Notes. A copy of the form of indenture and the first supplemental indenture are incorporated by reference. The form of indenture is filed as an exhibit to our registration statement on Form S-3, filed with the Securities and Exchange Commission on July 6, 2001, of which this prospectus supplement forms a part, and the first supplemental indenture will be filed as an exhibit to a Current Report on Form 8-K.

     We are issuing $200.0 million of senior subordinated notes (the "Offered Notes") now and can issue an unlimited amount of additional Notes at later dates under the same Indenture. Any additional Notes that we issue in the future will be identical in all respects to the Offered Notes that we are issuing now, except that Notes issued in the future will have different issuance prices and issuance dates. We can issue additional Notes as part of the same series or as an additional series. The Offered Notes and any additional Notes issued under the Indenture are collectively referred to as the "Notes." We will issue Notes only in fully registered form without coupons, in denominations of $1,000 and integral multiples of $1,000.

PRINCIPAL, MATURITY AND INTEREST

     The Notes will mature on May 1, 2012.

     Interest on the Notes will accrue at a rate of 9 3/8% per annum and will be payable semi-annually in arrears on May 1 and November 1, commencing on November 1, 2002, in the case of the Offered Notes. We will pay interest to those persons who were holders of record on April 15 and October 15 immediately preceding each interest payment date.

     Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

SUBSIDIARY GUARANTIES

     Under the circumstances described below under "-- Certain
Covenants -- Future Subsidiary Guarantors," Swift's payment obligations under the Notes may in the future be jointly and severally guaranteed by one or more Subsidiary Guarantors. The Subsidiary Guaranty of any Subsidiary Guarantor will be an unsecured senior subordinated obligation of such Subsidiary Guarantor. For a more detailed description of the subordination provisions, see
"-- Subordination" below.

     Upon the sale or other disposition of all the Capital Stock of a Subsidiary Guarantor (other than to Swift or an Affiliate of Swift) permitted by the Indenture, such Subsidiary Guarantor will be released from all its obligations under its Subsidiary Guaranty. For a more detailed description of these obligations, see "-- Certain Covenants -- Limitation on Issuance and Sale of Capital Stock of Restricted Subsidiaries," and "-- Certain
Covenants -- Limitation on Asset Sales". In addition, any Subsidiary Guarantor that is designated an Unrestricted Subsidiary in accordance with the terms of the Indenture shall be released from and relieved of its obligations under its Subsidiary Guaranty upon execution and delivery of a supplemental indenture satisfactory to the Trustee. In addition, any Subsidiary Guarantor may be released from its obligation under its Subsidiary Guaranty if such Subsidiary Guarantor no longer has any outstanding Indebtedness or Preferred Stock or it again qualifies as an Exempt Foreign Subsidiary.

     Each of Swift and any Subsidiary Guarantor will agree to contribute to any other Subsidiary Guarantor that makes payments pursuant to its Subsidiary Guaranty an amount equal to Swift's or such Subsidiary Guarantor's proportionate share of such payment, based on the net worth of Swift or such Subsidiary Guarantor relative to the aggregate net worth of Swift and the Subsidiary Guarantors.

SUBORDINATION

     The Notes will be senior subordinated, unsecured obligations of Swift and:

     - the payment of principal, interest and any premium on the Notes will be subordinated in their right of payment to all existing and future Senior Indebtedness of Swift;

     - the Notes will rank equally in their right of payment with our 10 1/4% senior subordinated notes due 2009 (the "2009 Notes") and any future Pari Passu Indebtedness, and senior to all future Subordinated Indebtedness of Swift; and

     - the Subsidiary Guaranty of any Subsidiary Guarantor will rank subordinate in right of payment to all existing and future Senior Indebtedness of such Subsidiary Guarantor, pari passu with any future guaranty of Swift's 10 1/4% senior subordinated notes due 2009 and any future Pari Passu Indebtedness of such Subsidiary Guarantor and senior to any future Subordinated Indebtedness of such Subsidiary Guarantor.

     After the closing of the offering of the Notes and the application of the estimated net proceeds of this offering, based upon our outstanding indebtedness at March 31, 2002, we expect to have approximately $6.1 million outstanding under our credit facility and approximately $188.9 million of available borrowing capacity. Our borrowing base at March 31, 2002 was $275.0 million and will be reduced by $80 million to $195.0 million upon completion of this offering. Borrowings under our credit facility constitute Senior Indebtedness. As of such date, we would have had no outstanding Pari Passu Indebtedness other than the 2009 Notes.

     Although the Indenture contains limitations on the amount of additional Indebtedness that Swift and its Restricted Subsidiaries may incur, the amounts of such Indebtedness could be substantial and such Indebtedness may be Senior Indebtedness or Pari Passu Indebtedness. In addition, the Subsidiary Guaranties could be effectively subordinated to all the obligations of any Subsidiary Guarantors under certain circumstances. The Notes and any Subsidiary Guaranties will also be effectively subordinated to any secured debt of Swift and the Subsidiary Guarantors that is not otherwise Senior Indebtedness. As of December 31, 2001, after giving pro forma effect to the offering of the Notes and the application of the net proceeds therefrom, there would have been no outstanding secured debt of Swift that is not Senior Indebtedness. All existing and future liabilities of Swift's Subsidiaries that are not Subsidiary Guarantors, including the claims of trade creditors and preferred stockholders, if any, will be effectively senior to the Notes. As of December 31, 2001, after giving effect to the offering, Swift's Subsidiaries would have had no balance sheet liabilities (excluding intercompany debt). Swift's Subsidiaries may have other liabilities, including contingent liabilities, that may be significant. For a more detailed description, see "-- Certain Covenants -- Limitation on Indebtedness," the risk factors relating to subordination and fraudulent conveyance, and "Description of Existing Indebtedness."

     We may not pay principal of, or premium, if any, or interest on, the Notes, or make any deposit pursuant to the provisions described under "-- Defeasance and Covenant Defeasance", and may not repurchase, redeem or otherwise retire any Notes (collectively, "pay the Notes"), if:

     (a) any principal, premium or interest or other amounts due in respect of any Senior Indebtedness of Swift is not paid within any applicable grace period (including at maturity); or

     (b) any other default on Senior Indebtedness of Swift occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms;

     unless, in either case,

          (1) the default has been cured or waived and any such acceleration has been rescinded, or

          (2) such Senior Indebtedness has been paid in full in cash;

     provided, however, that we may pay the Notes without regard to the foregoing if we and the Trustee receive written notice approving such payment from the Representative of such issue of Senior Indebtedness.

     During the continuance of any default (other than a default described in clause (a) or (b) above) with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration), we may not pay the Notes for a period (a "Payment Blockage Period") commencing upon the receipt by Swift and the Trustee of written notice (a "Payment Blockage Notice") of such default from the Representative of the holders of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period, and ending 179 days after receipt of such notice by Swift and the Trustee, unless such Payment Blockage Period is earlier terminated:

     (a) by written notice to the Trustee and Swift from the Representative that gave such Payment Blockage Notice;

     (b) because such default is no longer continuing; or

     (c) because such Designated Senior Indebtedness has been repaid in full in cash.

     Unless the holders of such Designated Senior Indebtedness or the Representative of such holders have accelerated the maturity of such Designated Senior Indebtedness and not rescinded such acceleration, we may, unless otherwise prohibited as described in the first sentence of this paragraph, resume payments on the Notes after the end of such Payment Blockage Period.

     No more than one Payment Blockage Notice with respect to all issues of Designated Senior Indebtedness may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to one or more issues of Designated Senior Indebtedness during such period.

     Upon any payment or distribution of the assets of Swift upon a liquidation, dissolution or winding up of Swift or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Swift or its
Property:

     (a) the holders of Senior Indebtedness of Swift will be entitled to receive payment in full in cash before the Holders of the Notes are entitled to receive any payment of principal of, or premium, if any, or interest on, the Notes; and

     (b) until the Senior Indebtedness of Swift is paid in full in cash, any distribution made by or on behalf of Swift to which Holders of the Notes would be entitled but for the subordination provisions of the Indenture will be made to holders of the Senior Indebtedness of Swift, except that Holders of Notes may receive and retain shares of stock and any debt securities that are subordinated to all Senior Indebtedness of Swift to at least the same extent as the Notes.

     If a payment or distribution is made to Holders of Notes that, due to the subordination provisions, should not have been made to them, such Holders are required to hold it in trust for the holders of Senior Indebtedness and pay it over to them as their interests may appear.

     The Subsidiary Guaranty of any Subsidiary Guarantor will be subordinated to Senior Indebtedness of such Subsidiary Guarantor to the same extent and in the same manner as the Notes are subordinated to Senior Indebtedness of Swift.

     The Indenture provides that the subordination provisions of the Indenture applicable to the Notes and any Subsidiary Guaranty may not be amended, waived or modified in a manner that would adversely affect the rights of the holders of any Senior Indebtedness unless the holders of such Senior Indebtedness consent in writing (in accordance with the provisions of such Indebtedness) to such amendment, waiver or modification.

     Payment from the money or proceeds of U.S. Government Obligations held in any defeasance trust pursuant to the provisions described under "-- Defeasance and Covenant Defeasance" will not be subject to the subordination provisions described above.

OPTIONAL REDEMPTION

     Except as set forth in the following paragraph, the Notes will not be redeemable at the option of Swift prior to May 1, 2007. Starting on that date, we may redeem all or any portion of the Notes upon not less than 30 nor more than 60 days' prior notice, at the redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date. The following prices are for Notes redeemed during the 12-month period commencing on May 1 of the years set forth below, and are expressed as percentages of principal amount:

                                                              REDEMPTION
YEAR                                                            PRICE
----                                                          ----------
2007........................................................   104.688%
2008........................................................   103.125%
2009........................................................   101.563%
2010 and thereafter.........................................   100.000%

     We may on any one or more occasions prior to May 1, 2005, redeem up to 33 1/3% of the aggregate principal amount of the Notes originally issued with the net proceeds of one or more Equity Offerings of Swift at a redemption price of 109.375% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, provided that at least 66 2/3% of the aggregate principal amount of the Notes originally issued remains outstanding after the occurrence of such redemption. Any such redemption shall occur not later than 90 days after the date of the closing of any such Equity Offering upon not less than 30 nor more than 60 days' prior notice. The redemption shall be made in accordance with procedures set forth in the Indenture.

     If less than all the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

SINKING FUND

     There will be no mandatory sinking fund payments for the Notes.

REPURCHASE AT THE OPTION OF HOLDERS UPON A CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, each Holder of Notes shall have the right to require us to repurchase all or any part (equal to $1,000 in principal amount or an integral multiple thereof) of such Holder's Notes pursuant to the offer described below ("Change of Control Offer") at a purchase price in cash (a "Change of Control Payment") equal to 101% of the principal amount of the Notes repurchased, plus accrued and unpaid interest, if any, to the date of purchase, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date.

     Within 30 days following any Change of Control, we shall:

     (a) cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States; and

     (b) send, by first-class mail, with a copy to the Trustee, to each Holder of Notes, at such Holder's address appearing in the Security Register, a notice stating, among other things:

          (1) that a Change of Control has occurred and a Change of Control Offer is being made pursuant to the Indenture and that all Notes, or portions thereof, properly tendered will be accepted for payment,

          (2) the Change of Control Purchase Price and the purchase date, which shall be, subject to any contrary requirements of applicable law, a business day (a "Change of Control Payment Date") no earlier than 30 days nor later than 60 days from the date we mail such notice,

          (3) that any Note, or portion thereof, accepted for payment, and duly paid on the Change of Control Payment Date, pursuant to the Change of Control Offer shall cease to accrue interest on the Change of Control Payment Date,

          (4) that any Notes, or portions thereof, not properly tendered will continue to accrue interest,

          (5) a description of the transaction or transactions constituting the Change of Control,

          (6) the procedures that the Holders of the Notes must follow in order to tender their Notes, or portions thereof, for payment and the procedures that Holders of Notes must follow in order to withdraw an election to tender Notes, or portions thereof, for payment, and

          (7) all other instructions and materials necessary to enable Holders to tender Notes pursuant to the Change of Control Offer.

     We will comply, to the extent applicable, with the requirements of Section 14(e) under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions relating to the Change of Control Offer, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations described above by virtue of such compliance.

     If a Change of Control were to occur, Swift and any Subsidiary Guarantors may not have sufficient financial resources, or may not be able to arrange financing, to pay the purchase price for all Notes tendered by the Holders thereof. In addition, as of the Issue Date, our existing credit facility does, and any future Bank Credit Facilities or other agreements relating to indebtedness, including Senior Indebtedness or Pari Passu Indebtedness, to which Swift or any Subsidiary Guarantor becomes a party may, contain restrictions on the purchase of Notes and prohibitions on certain events that would constitute a Change of Control or require such indebtedness to be repurchased upon a Change of Control. If a Change of Control occurs at a time when Swift and the Subsidiary Guarantors are unable to purchase the Notes (due to insufficient financial resources, contractual prohibition or otherwise), such failure to purchase tendered Notes would constitute an Event of Default under the Indenture, which would, in turn, constitute a default under our credit facility and may constitute a default under the terms of any other Bank Credit Facility or other Indebtedness of Swift or any Subsidiary Guarantors then outstanding. In such circumstances, the subordination provisions in the Indenture would likely prohibit the Change of Control payments to Holders of Notes. The provisions under the Indenture related to Swift's obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified, at any time prior to the occurrence of such Change of Control, with the written consent of the Holders of a majority in principal amount of the Notes. For a detailed description, see "-- Subordination" above.

     We will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

     A "Change of Control" shall be deemed to occur if:

     (a) any "person" or "group" (within the meaning of Section 13(d)(3) and 14(d)(2) of the Exchange Act or any successor provision to either of the foregoing, including any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act) becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person will be deemed to have "beneficial ownership" of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time) of 40 percent or more of the total voting power of all classes of the Voting Stock of Swift;

     (b) the sale, lease, transfer or other disposition, directly or indirectly, of all or substantially all the Property of Swift and the Restricted Subsidiaries taken as a whole (other than a disposition of such Property as an entirety or virtually as an entirety to any Wholly Owned Subsidiary) shall have occurred;

     (c) the shareholders of Swift shall have approved any plan of liquidation or dissolution of Swift;

     (d) Swift consolidates with or merges into another Person or any Person consolidates with or merges into us in any such event pursuant to a transaction in which the outstanding Voting Stock of Swift is reclassified into or exchanged for cash, securities or other Property, other than any such transaction where the outstanding Voting Stock of Swift is reclassified into or exchanged for Voting Stock of the surviving Person and the holders of the Voting Stock of Swift immediately prior to such transaction own, directly or indirectly, not less than a majority of the Voting Stock of the surviving Person immediately after such transaction in substantially the same proportion as before the transaction; or

     (e) during any period of two consecutive years, individuals who at the beginning of such period constituted Swift's Board of Directors (together with any new directors whose election or appointment by such Board or whose nomination for election by the shareholders of Swift was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously approved by such a vote) cease for any reason to constitute a majority of Swift's Board of Directors then in office.

     The Change of Control repurchase feature is a result of negotiations between Swift and the underwriters of the Offered Notes. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we would decide to do so in the future. Subject to certain covenants described below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect Swift's capital structure or credit ratings.

     The definition of Change of Control includes a phrase relating to the sale, lease, transfer or other disposition of "all or substantially all" of the Property of Swift and its Restricted Subsidiaries taken as a whole. The Indenture is governed by New York law, and there is no established quantitative definition under New York law of "substantially all" the assets of a corporation. Accordingly, if Swift or any Restricted Subsidiary were to engage in a transaction in which it disposed of less than all the assets of Swift and its Restricted Subsidiaries taken as a whole, a question of interpretation could arise as to whether such disposition was of "substantially all" such assets and whether we are required to make a Change of Control Offer.

     Except as described above with respect to a Change of Control, the Indenture does not contain any other provisions that permit the Holders of the Notes to require that we repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring.

CERTAIN COVENANTS

  Limitation on Indebtedness

     The Indenture provides that we will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness unless, after giving pro forma effect to the Incurrence of such

Indebtedness and the receipt and application of the proceeds thereof, no Default or Event of Default would occur as a consequence of, or be continuing following, such Incurrence and application and either:

     (a) after giving pro forma effect to such Incurrence and application, the Consolidated Interest Coverage Ratio would exceed 2.5 to 1.0; or

     (b) such Indebtedness is Permitted Indebtedness.

     "Permitted Indebtedness" means any and all of the following:

     (a) Indebtedness arising under the Indenture with respect to the Offered Notes and any Subsidiary Guaranties relating thereto;

     (b) Indebtedness under Bank Credit Facilities, provided that the aggregate principal amount of all Indebtedness under Bank Credit Facilities, at any one time outstanding does not exceed the greater of:

          (1) $250.0 million, which amount shall be permanently reduced by the amount of Net Available Cash used to permanently repay Indebtedness under Bank Credit Facilities and not subsequently reinvested in Additional Assets or used to permanently reduce other Indebtedness pursuant to the provisions of the Indenture described under "-- Limitation on Asset Sales", and

          (2) an amount equal to the sum of:

             (A) $150.0 million, and

             (B) 25% of Adjusted Consolidated Net Tangible Assets determined as of the date of Incurrence of such Indebtedness,

     and, in the case of either (1) or (2), plus all interest and fees and other obligations thereunder and any Guarantee of such Indebtedness;

     (c) Indebtedness of Swift owing to and held by any Wholly Owned Subsidiary and Indebtedness of a Restricted Subsidiary owing to and held by Swift or any Wholly Owned Subsidiary; provided, however, that any subsequent issue or transfer of Capital Stock or other event that results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any subsequent transfer of any such Indebtedness (except to Swift or a Wholly Owned Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof;

     (d) Indebtedness in respect of bid, performance, reimbursement or surety obligations issued by or for the account of Swift or any Restricted Subsidiary in the ordinary course of business, including Guarantees and letters of credit functioning as or supporting such bid, performance, reimbursement or surety obligations (in each case other than for an obligation for money borrowed);

     (e) Indebtedness under Permitted Hedging Agreements;

     (f) in-kind obligations relating to oil or gas balancing positions arising in the ordinary course of business;

     (g) Indebtedness outstanding on the Issue Date not otherwise permitted in clauses (a) through (f) above;

     (h) Non-recourse Purchase Money Indebtedness;

     (i) Indebtedness not otherwise permitted to be Incurred pursuant to this paragraph (excluding any Indebtedness Incurred pursuant to clause (a) of "-- Limitation of Indebtedness"), provided that the aggregate principal amount of all Indebtedness Incurred pursuant to this clause (i), together with all Indebtedness Incurred pursuant to clause (j) of this paragraph in respect of Indebtedness previously Incurred pursuant to this clause (i), at any one time outstanding does not exceed $30.0 million;

     (j) Indebtedness Incurred in exchange for, or the proceeds of which are used to refinance:

          (1) Indebtedness referred to in clauses (a), (g), (h) and (i) of this paragraph (including Indebtedness previously Incurred pursuant to this clause (j)), and

          (2) Indebtedness Incurred pursuant to clause (a) of "-- Limitation of Indebtedness",

        provided that, in the case of each of the foregoing clauses (1) and (2), such Indebtedness is Permitted Refinancing Indebtedness; and

     (k) Indebtedness consisting of obligations in respect of purchase price adjustments, indemnities or Guarantees of the same or similar matters in connection with the acquisition or disposition of Property.

  Limitation on Liens

     The Indenture provides that we will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, create, Incur, assume or suffer to exist any Lien on or with respect to any Property of Swift or such Restricted Subsidiary, whether owned on the Issue Date or acquired after the Issue Date, or any interest therein or any income or profits therefrom, unless the Notes or any Subsidiary Guaranty of such Restricted Subsidiary are secured equally and ratably with, or prior to, any and all other obligations secured by such Lien, except that Swift and its Restricted Subsidiaries may enter into, create, Incur, assume or suffer to exist Liens securing Senior Indebtedness and Permitted Liens.

  Limitation on Restricted Payments

     We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment if, at the time of and after giving effect to the proposed Restricted Payment:

     (a) any Default or Event of Default would have occurred and be continuing;

     (b) we could not Incur at least $1.00 of additional Indebtedness pursuant to clause (a) of the first paragraph under "-- Limitation on Indebtedness"; or

     (c) the aggregate amount expended or declared for all Restricted Payments from the Issue Date would exceed the sum of (without duplication):

          (1) 50% of the aggregate Consolidated Net Income of Swift accrued during the period (treated as one accounting period) commencing on the first day of the fiscal quarter during which the Issue Date occurs, and ending on the last day of the fiscal quarter immediately preceding the date of such proposed Restricted Payment (or, if such aggregate Consolidated Net Income shall be a loss, minus 100% of such loss),

          (2) the aggregate net cash proceeds, or the Fair Market Value of Property other than cash (provided that, in the case of Property that is Capital Stock, such Capital Stock falls within the meaning of clause (b) of the definition of "Additional Assets"), received by us from the issuance or sale (other than to a Subsidiary of Swift or an employee stock ownership plan or trust established by us or any such Subsidiary for the benefit of their employees) by Swift of its Capital Stock (other than Disqualified Stock) after the Issue Date, net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof,

          (3) the aggregate net cash proceeds, or the Fair Market Value of Property other than cash, received by us as capital contributions to Swift (other than from a Subsidiary of Swift) on or after the Issue Date,

          (4) the aggregate net cash proceeds received by us from the issuance or sale (other than to any Subsidiary of Swift or an employee stock ownership plan or trust established by us or any such Subsidiary for the benefit of their employees) on or after the Issue Date of convertible Indebtedness that has been converted into or exchanged for Capital Stock (other than Disqualified Stock) of Swift, together with the aggregate cash received by us at the time of such conversion or exchange or received by us from any conversion or exchange of convertible Senior Indebtedness or convertible Pari Passu Indebtedness issued or sold (other than to any Subsidiary of Swift or an employee stock ownership plan or trust established by us or any such Subsidiary for the benefit of their employees) prior to the Issue Date, excluding:

             (A) any such Indebtedness issued or sold to us or a Subsidiary of Swift or an employee stock ownership plan or trust established by us or any such Subsidiary for the benefit of their employees, and

             (B) the aggregate amount of any cash or other Property distributed by us or any Restricted Subsidiary upon any such conversion or exchange,

          (5) to the extent not otherwise included in Swift's Consolidated Net Income, an amount equal to the net reduction in Investments made by Swift and its Restricted Subsidiaries subsequent to the Issue Date in any Person resulting from:

             (A) payments of interest on debt, dividends, repayments of loans or advances or other transfers or distributions of Property, in each case to us or any Restricted Subsidiary from any Person other than Swift or a Restricted Subsidiary, and in an amount not to exceed the book value of such Investments previously made in such Person that were treated as Restricted Payments, or

             (B) the designation of any Unrestricted Subsidiary as a Restricted Subsidiary, and in an amount not to exceed the lesser of:

                (x) the book value of all Investments previously made in such Unrestricted Subsidiary that

                (y) were treated as Restricted Payments, and the Fair Market Value of Swift's and its Restricted Subsidiaries' interest in such Unrestricted Subsidiary, and

          (6) $15.0 million.

     The limitations set forth in the preceding paragraph will not prevent us or any Restricted Subsidiary from making the following Restricted Payments so long as, at the time thereof, no Default or Event of Default shall have occurred and be continuing:

     (a) the payment of any dividend on Capital Stock of Swift or any Restricted Subsidiary within 60 days after the declaration thereof, if at such declaration date such dividend could have been paid in compliance with the preceding paragraph;

     (b) the repurchase, redemption or other acquisition or retirement for value of any Capital Stock of Swift or any of its Subsidiaries pursuant to the terms of agreements (including employment agreements) or plans (including by employee stock ownership plans but excluding other plans to purchase such Capital Stock in open market transactions, together with, in the case of employee stock ownership plans, loans to or Investments therein in an amount sufficient to fund such repurchase, redemption or other acquisition or retirement by such plan) approved by Swift's Board of Directors, including any such repurchase, redemption, acquisition or retirement of shares of such Capital Stock that is deemed to occur upon the exercise of stock options or similar rights if such shares represent all or a portion of the exercise price or are surrendered in connection with satisfying Federal income tax obligations; provided, however, that the aggregate amount of such repurchase, redemptions, acquisitions and retirements shall not exceed the sum of:

          (1) $5.0 million in any twelve-month period, and

          (2) the aggregate net proceeds, if any, received by us during such twelve-month period from any issuance of such Capital Stock pursuant to such agreements or plans;

     (c) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of Swift or any Restricted Subsidiary, in exchange for, or out of the aggregate net cash proceeds of, a substantially concurrent issuance and sale (other than to a Subsidiary of Swift or an employee stock ownership plan or trust established by us or any of its Subsidiaries, for the benefit of their employees) of Capital Stock of Swift (other than Disqualified Stock);

     (d) the purchase, redemption, legal defeasance, acquisition or retirement for value of any Subordinated Indebtedness in exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of Swift (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of Swift or an employee stock ownership plan or trust established by us or any such Subsidiary for the benefit of their employees);

     (e) the making of any principal payment on or the repurchase, redemption, legal defeasance or other acquisition or retirement for value of Subordinated Indebtedness in exchange for, or out of the aggregate net cash proceeds of a substantially concurrent Incurrence (other than a sale to a Subsidiary of Swift) of Subordinated Indebtedness so long as such new Indebtedness is Permitted Refinancing Indebtedness;

     (f) loans, in an aggregate principal amount outstanding at any one time of not more than $2.0 million, made to officers, directors or employees of Swift or any Restricted Subsidiary approved by the Board of Directors (or by a duly authorized officer), the net cash proceeds of which are used solely:

          (1) to purchase common stock of Swift in connection with a restricted stock or employee stock purchase plan, or to exercise stock options received pursuant to an employee or director stock option plan or other incentive plan, in a principal amount not to exceed the purchase price of such common stock or the exercise price of such stock options, or

          (2) to refinance loans, together with accrued interest thereon, made pursuant to item (1) of this clause (f).

     The actions described in clauses (a) and (b) of this paragraph shall be included in the calculation of the amount of Restricted Payments. The actions described in clauses (c), (d), (e) and (f) of this paragraph shall be excluded in the calculation of the amount of Restricted Payments, provided that the net cash proceeds from any issuance or sale of Capital Stock or Subordinated Indebtedness of Swift pursuant to such clause (c), (d) or (e) shall be excluded from any calculations pursuant to clause (2), (3) or (4) under the immediately preceding paragraph.

  Limitation on Issuance and Sale of Capital Stock of Restricted Subsidiaries

     We will not:

     (a) permit any Restricted Subsidiary to sell or otherwise issue any Capital Stock other than to Swift or one of its Wholly Owned Subsidiaries; or

     (b) sell, hypothecate or otherwise dispose of any shares of Capital Stock of any Restricted Subsidiary, or permit any Restricted Subsidiary to do so, except, in each case, for:

          (1) directors' qualifying shares, or

          (2) a sale of all the Capital Stock of a Restricted Subsidiary owned by Swift or its Subsidiaries effected in accordance with the provisions of the Indenture described under "-- Limitation on Asset Sales."

     In the event of the consummation of a sale of all the Capital Stock of a Restricted Subsidiary pursuant to the foregoing clause (2) and the execution and delivery of a supplemental indenture in form satisfactory to the Trustee, any such Restricted Subsidiary that is also a Subsidiary Guarantor shall be released from all its obligations under its Subsidiary Guaranty.

     For purposes of this covenant, the creation of a Lien on any Capital Stock of a Restricted Subsidiary to secure Indebtedness of the Company or any of its Restricted Subsidiaries will not be deemed to be a violation of this covenant; provided that any sale or disposition by the secured party of such Capital Stock following foreclosure of its Lien will be subject to this covenant.

  Limitation on Asset Sales

     The Indenture provides that we will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale unless:

     (a) Swift or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the Property subject to such Asset Sale; and

     (b) all of the consideration paid to Swift or such Restricted Subsidiary in connection with such Asset Sale is in the form of cash, Permitted Short-Term Investments, Liquid Securities, Exchanged Properties or the assumption by the purchaser of liabilities of Swift (other than liabilities of Swift that are by their terms subordinated to the Notes) or liabilities of any Subsidiary Guarantor that made such Asset Sale (other than liabilities of a Subsidiary Guarantor that are by their terms subordinated to such Subsidiary Guarantor's Subsidiary Guaranty), in each case as a result of which Swift and its remaining Restricted Subsidiaries are no longer liable for such liabilities, such consideration being defined as "Permitted Consideration"; provided, however, that Swift and its Restricted Subsidiaries shall be permitted to receive Property other than Permitted Consideration, so long as the aggregate Fair Market Value of all such Property other than Permitted Consideration received from Asset Sales and held by Swift or any Restricted Subsidiary at any one time shall not exceed 10.0% of Adjusted Consolidated Net Tangible Assets.

     The Net Available Cash from Asset Sales by us or a Restricted Subsidiary may be applied by us or such Restricted Subsidiary, to the extent we or such Restricted Subsidiary elects (or is required by the terms of any Senior Indebtedness of Swift or a Subsidiary Guarantor), to:

     (a) prepay, repay or purchase Senior Indebtedness of Swift or a Subsidiary Guarantor (in each case excluding Indebtedness owed to us or an Affiliate of Swift);

     (b) to reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by us or another Restricted Subsidiary); or

     (c) purchase Notes or purchase both Notes and one or more series or issues of other Pari Passu Indebtedness on a pro rata basis (excluding Notes and Pari Passu Indebtedness owed by us or any of our Affiliates).

     Any Net Available Cash from an Asset Sale not applied in accordance with the preceding paragraph within 365 days from the date of such Asset Sale shall constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $10.0 million, we will be required to make an offer (a "Prepayment Offer") to purchase Notes having an aggregate principal amount equal to the aggregate amount of Excess Proceeds, at a purchase price equal to 100% of the principal amount of such Notes plus accrued and unpaid interest, if any, to the Purchase Date (as defined) in accordance with the procedures (including proration in the event of oversubscription) set forth in the Indenture, but, if the terms of any Pari Passu Indebtedness require that a Pari Passu Offer be made contemporaneously with the Prepayment Offer, then the Excess Proceeds shall be prorated between the Prepayment Offer and such Pari Passu Offer in accordance with the aggregate outstanding principal amounts of the Notes and such Pari Passu Indebtedness, and the aggregate principal amount of Notes for which the Prepayment Offer is made shall be reduced accordingly. If the aggregate principal amount of Notes tendered by Holders thereof exceeds the amount of available Excess Proceeds, then such Excess Proceeds will be allocated pro rata according to the principal amount of the Notes tendered and the Trustee will select the Notes to be purchased in accordance with the Indenture. To the extent that any portion of the amount of Excess Proceeds remains after compliance with the second sentence of this paragraph, and provided that all Holders of Notes have been given the opportunity to tender their Notes for purchase as described in the following paragraph in accordance with the Indenture, Swift and its Restricted Subsidiaries may use such remaining amount for purposes permitted by the Indenture, and the amount of Excess Proceeds will be reset to zero.

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     Within 30 days after the 365th day following the date of an Asset Sale,
Swift shall, if it is obligated to make an offer to purchase the Notes pursuant to the preceding paragraph, send a written Prepayment Offer notice, the "Prepayment Offer Notice," by first-class mail, to the Holders of the Notes, accompanied by such information regarding Swift and its Subsidiaries as we believe will enable such Holders of the Notes to make an informed decision with respect to the Prepayment Offer. The Prepayment Offer Notice will state, among other things:

     (a) that we are offering to purchase Notes pursuant to the provisions of the Indenture;

     (b) that any Note (or any portion thereof) accepted for payment (and duly paid on the Purchase Date) pursuant to the Prepayment Offer shall cease to accrue interest on the Purchase Date;

     (c) that any Notes (or portions thereof) not properly tendered will continue to accrue interest;

     (d) the purchase price and purchase date, the "Purchase Date," which shall be, subject to any contrary requirements of applicable law, no less than 30 days nor more than 60 days after the date the Prepayment Offer Notice is mailed;

     (e) the aggregate principal amount of Notes to be purchased;

     (f) a description of the procedure that Holders of Notes must follow in order to tender their Notes for payment; and

     (g) all other instructions and materials necessary to enable Holders to tender Notes pursuant to the Prepayment Offer.

     We will comply, to the extent applicable, with the requirements of Section 14(e) under the Exchange Act and any other securities laws or regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of Notes as described above. To the extent that the provisions of any securities laws or regulations conflict with the provisions relating to the Prepayment Offer, we will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described above by virtue thereof.

  Incurrence of Layered Indebtedness

     The Indenture provides that:

     (a) we will not Incur any Indebtedness that is subordinated or junior in right of payment to any Senior Indebtedness of Swift unless such Indebtedness constitutes Indebtedness that is junior to, or pari passu with, the Notes in right of payment; and

     (b) no Subsidiary Guarantor will Incur any Indebtedness that is subordinated or junior in right of payment to any Senior Indebtedness of such Subsidiary Guarantor unless such Indebtedness constitutes Indebtedness that in right of payment is junior to, or pari passu with, such Subsidiary Guarantor's Subsidiary Guaranty.

  Limitation on Transactions with Affiliates

     The Indenture provides that we will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, conduct any business or enter into any transaction or series of transactions (including the sale, transfer, disposition, purchase, exchange or lease of Property, the making of any Investment, the giving of any Guarantee or the rendering of any service) with or for the benefit of any Affiliate of Swift (other than Swift or a Wholly Owned Subsidiary), unless:

     (a) such transaction is set forth in writing;

     (b) such transaction or series of transactions is on terms no less favorable to us or such Restricted Subsidiary than those that could be obtained in a comparable arm's-length transaction with a Person that is not an Affiliate of Swift or such Restricted Subsidiary; and

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     (c) with respect to a transaction or series of transactions involving aggregate payments by or to us or such Restricted Subsidiary having a Fair Market Value equal to or in excess of:

          (1) $1.0 million but less than $5.0 million, an officer of Swift certifies that such transaction or series of transactions complies with clause (b) of this paragraph, as evidenced by an Officers' Certificate delivered to the Trustee,

          (2) $5.0 million but less than $20.0 million, the Board of Directors of Swift (including a majority of the disinterested members of such Board of Directors) approves such transaction or series of transactions and certifies that such transaction or series of transactions complies with clause (b) of this paragraph, as evidenced by a certified resolution delivered to the Trustee, or

          (3) $20.0 million,

             (A) we receive from an independent, nationally recognized investment banking firm or appraisal firm, in either case specializing or having a specialty in the type and subject matter of the transaction (or series of transactions) at issue, a written opinion that such transaction (or series of transactions) is fair, from a financial point of view, to us or such Restricted Subsidiary, and

             (B) such Board of Directors (including a majority of the disinterested members of the Board of Directors of Swift) approves such transaction or series of transactions and certifies that such transaction or series of transactions complies with clause (b) of this paragraph, as evidenced by a certified resolution delivered to the Trustee.

     The limitations of the preceding paragraph do not apply to:

     (a) the payment of reasonable and customary regular fees to directors of Swift or any of its Restricted Subsidiaries who are not employees of Swift or any of its Restricted Subsidiaries;

     (b) indemnities of officers and directors of Swift or any Subsidiary consistent with such Person's charter, bylaws and applicable statutory provisions;

     (c) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and employee stock purchase and ownership plans approved by the Board of Directors of Swift;

     (d) loans made:

          (1) to officers, directors or employees of Swift or any Restricted Subsidiary approved by the Board of Directors of Swift, the net proceeds of which are used solely to purchase common stock of Swift in connection with a restricted stock or employee stock purchase plan, or to exercise stock options received pursuant to an employee or director stock option plan or other incentive plan, in a principal amount not to exceed the purchase price of such common stock or the exercise price of such stock options, or

          (2) to refinance loans, together with accrued interest thereon, made pursuant to this clause (d);

     (e) advances and loans to officers, directors and employees of Swift or any Subsidiary in the ordinary course of business (including, without limitation, non-cash loans for the purchase of joint interests in exploratory and developmental oil and gas prospects or other similar ventures offered by Swift); provided such loans and advances (excluding loans or advances made pursuant to the preceding clause (d)) do not exceed $2.0 million at any one time outstanding;

     (f) any Restricted Payment permitted to be paid pursuant to the provisions of the Indenture described under "-- Limitations on Restricted Payments";

     (g) any transaction or series of transactions between Swift and one or more Restricted Subsidiaries or between two or more Restricted Subsidiaries in the ordinary course of business, provided that no more than 10% of the total voting power of the Voting Stock of any such Restricted Subsidiary is owned by an Affiliate of Swift (other than a Restricted Subsidiary); and

     (h) any transaction or series of transactions pursuant to any agreement or obligation of Swift or any of its Restricted Subsidiaries in effect on the Issue Date.

  Limitation on Restrictions on Distributions from Restricted Subsidiaries

     The Indenture provides that we will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the legal right of any Restricted Subsidiary to:

     (a) pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock, or pay any Indebtedness or other obligation owed, to us or any other Restricted Subsidiary;

     (b) make loans or advances to Swift or any other Restricted Subsidiary; or

     (c) transfer any of its Property to Swift or any other Restricted
Subsidiary.

     Such limitation will not apply:

          (1) with respect to clauses (a), (b) and (c), to encumbrances and restrictions:

             (A) in agreements and instruments as in effect on the Issue Date,

             (B) relating to Indebtedness of a Restricted Subsidiary and existing at the time it became a Restricted Subsidiary if such encumbrance or restriction was not created in anticipation of or in connection with the transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary, or

             (C) that result from the renewal, refinancing, extension or amendment of an agreement that is the subject of clause (c)(1)(A) or (B) above or clause (c)(2)(A) or (B) below, provided that such encumbrance or restriction is not materially less favorable to the Holders of Notes than those under or pursuant to the agreement so renewed, refinanced, extended or amended, and,

          (2) with respect to clause (c) only, to:

             (A) restrictions pursuant to Liens permitted to be in effect without also securing the Notes under the provisions of the Indenture described under "-- Limitation on Liens" that limit the right of the debtor to dispose of the Property subject to such Lien,

             (B) any encumbrance or restriction applicable to Property at the time it is acquired by us or a Restricted Subsidiary, so long as such encumbrance or restriction relates solely to the Property so acquired and was not created in anticipation of or in connection with such acquisition,

             (C) customary provisions restricting subletting or assignment of leases and customary provisions in other agreements that restrict assignment of such agreements or rights thereunder, and

             (D) customary restrictions contained in asset sale agreements limiting the transfer of such assets pending the closing of such sale.

  Future Subsidiary Guarantors

     We shall cause each Restricted Subsidiary (except an Exempt Foreign Subsidiary) that:

     (a) incurs Indebtedness or issues Preferred Stock following the Issue Date; or

     (b) has Indebtedness or Preferred Stock outstanding on the date on which such Restricted Subsidiary becomes a Restricted Subsidiary, to execute and deliver to the Trustee a Subsidiary Guaranty at the time such Restricted Subsidiary Incurs such Indebtedness or becomes a Restricted Subsidiary; provided, however, that such Restricted Subsidiary shall not be required to deliver a supplemental indenture providing for a Subsidiary Guaranty if the aggregate amount of such Indebtedness or Preferred Stock, together with all other Indebtedness and Preferred Stock then outstanding among Restricted Subsidiaries (including Exempt Foreign Subsidiaries) that are not Subsidiary Guarantors, is less than $10.0 million.

     Swift Energy New Zealand Limited and Southern Petroleum (New Zealand) Exploration Limited are each eligible to become Foreign Exempt Subsidiaries.

  Restricted and Unrestricted Subsidiaries

     Unless defined or designated as an Unrestricted Subsidiary, any Person that becomes a Subsidiary of Swift or any of its Restricted Subsidiaries shall be classified as a Restricted Subsidiary subject to the provisions of the next paragraph. We may designate a Subsidiary (including a newly formed or newly acquired Subsidiary) of Swift or any of its Restricted Subsidiaries as an Unrestricted Subsidiary if:

     (a) such Subsidiary does not at such time own any Capital Stock or Indebtedness of, or own or hold any Lien on any Property of, Swift or any other Restricted Subsidiary;

     (b) such Subsidiary does not at such time have any Indebtedness or other obligations that, if in default, would result (with the passage of time or notice or otherwise) in a default on any Indebtedness of Swift or any Restricted Subsidiary; and

     (c) (1) such designation is effective immediately upon such Subsidiary becoming a Subsidiary of Swift or of a Restricted Subsidiary,

          (2) the Subsidiary to be so designated has total assets of $1,000 or less, or

          (3) if such Subsidiary has assets greater than $1,000, then such redesignation as an Unrestricted Subsidiary is deemed to constitute a Restricted Payment in an amount equal to the Fair Market Value of Swift's direct and indirect ownership interest in such Subsidiary, and such Restricted Payment would be permitted to be made at the time of such designation under "-- Limitation on Restricted Payments."

        Except as provided in the immediately preceding sentence, no Restricted Subsidiary may be redesignated as an Unrestricted Subsidiary. The designation of an Unrestricted Subsidiary or removal of such designation shall be made by the Board of Directors of Swift or a committee thereof pursuant to a certified resolution delivered to the Trustee and shall be effective as of the date specified in the applicable certified resolution, which shall not be prior to the date such certified resolution is delivered to the Trustees.

     We will not, and will not permit any Unrestricted Subsidiaries to, take any action or enter into any transaction or series of transactions that would result in a Person becoming a Restricted Subsidiary (whether through an acquisition or otherwise) unless, after giving effect to such action, transaction or series of transactions, on a pro forma basis:

     (a) we could Incur at least $1.00 of additional Indebtedness pursuant to clause (a) of the first paragraph under "-- Limitation on Indebtedness"; and

     (b) no Default or Event of Default would occur or be continuing.

MERGER, CONSOLIDATION AND SALE OF SUBSTANTIALLY ALL ASSETS

     We shall not consolidate with or merge with or into any Person, or sell, transfer, lease or otherwise dispose of, in one transaction or series of transactions, all or substantially all the Property of Swift and the Restricted Subsidiaries taken as a whole, unless:

     (a) the resulting, surviving or transferee Person (a "Successor Company") shall be a Person organized or existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not Swift) shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of Swift under the Notes and the Indenture;

     (b) in the case of a disposition of all or substantially all of the Property of Swift and the Restricted Subsidiaries taken as a whole, such Property shall have been so disposed of as an entirety or virtually as an entirety to one Person;

     (c) immediately after giving effect to such transaction (and treating, for purposes of this clause (c) and clauses (d) and (e) below, any Indebtedness that becomes or is anticipated to become an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Restricted Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

     (d) immediately after giving effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to clause (a) of the first paragraph under "-- Limitation on Indebtedness;"

     (e) immediately after giving effect to such transaction, the Successor Company shall have Consolidated Net Worth in an amount that is not less than the Consolidated Net Worth of Swift immediately prior to such transaction; and

     (f) we shall have delivered to the Trustee an Officers' Certificate, stating that such consolidation, merger or disposition and such supplemental indenture (if any) comply with the Indenture.

The Successor Company shall be the successor to Swift and shall succeed to, and be substituted for, and may exercise every right and power of Swift under the Indenture, but the predecessor in the case of a lease shall not be released from the obligation to pay the principal of and interest on the Notes.

REPORTS

     Notwithstanding that we may not be subject to the reporting requirements of
Section 13 or 15(d) of the Exchange Act, we shall file with the Commission and provide the Trustee and Holders of Notes with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such information, documents and reports to be so filed and provided at the times specified for the filing of such information, documents and reports under such Sections; provided, however, that we shall not be so obligated to file such information, documents and reports with the Commission if the Commission does not permit such filings.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Additional Assets" means:

     (a) any Property (other than cash, Permitted Short-Term Investments or securities) used in the Oil and Gas Business or any business ancillary thereto;

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     (b) Investments in any other Person engaged in the Oil and Gas Business or any business ancillary thereto (including the acquisition from third parties of Capital Stock of such Person) as a result of which such other Person becomes a Restricted Subsidiary in compliance with the provisions of the Indenture described under "-- Certain Covenants -- Restricted and Unrestricted Subsidiaries";

     (c) the acquisition from third parties of Capital Stock of a Restricted Subsidiary; or

     (d) Permitted Business Investments.

     "Adjusted Consolidated Net Tangible Assets" means (without duplication), as of the date of determination, the remainder of:

     (a) the sum of:

          (1) discounted future net revenues from proved oil and gas reserves of Swift and its Restricted Subsidiaries calculated in accordance with SEC guidelines before any state, federal or foreign income taxes, as estimated by Swift and confirmed by a nationally recognized firm of independent petroleum engineers in a reserve report prepared as of the end of our most recently completed fiscal year for which audited financial statements are available, as increased by, as of the date of determination, the estimated discounted future net revenues from:

             (A) estimated proved oil and gas reserves acquired since such year end, which reserves were not reflected in such year end reserve report, and

             (B) estimated oil and gas reserves attributable to upward revisions of estimates of proved oil and gas reserves since such year end due to exploration, development or exploitation activities, in each case calculated in accordance with SEC guidelines (utilizing the prices utilized in such year end reserve report), and decreased by, as of the date of determination, the estimated discounted future net revenues from:

             (C) estimated proved oil and gas reserves produced or disposed of since such year end, and

             (D) estimated oil and gas reserves attributable to downward revisions of estimates of proved oil and gas reserves since such year end due to changes in geological conditions or other factors that would, in accordance with standard industry practice, cause such revisions, in each case calculated in accordance with SEC guidelines (utilizing the prices utilized in such year end reserve report), provided that, in the case of each of the determinations made pursuant to clauses (A) through (D), such increases and decreases shall be as estimated by our petroleum engineers, unless there is a Material Change as a result of such acquisitions, dispositions or revisions, in which event the discounted future net revenues utilized for purposes of this clause (a)(1) shall be confirmed in writing by a nationally recognized firm of independent petroleum engineers,

          (2) the capitalized costs that are attributable to oil and gas properties of Swift and its Restricted Subsidiaries to which no proved oil and gas reserves are attributable, based on our books and records as of a date no earlier than the date of our latest annual or quarterly financial statements,

          (3) our Net Working Capital on a date no earlier than the date of our latest annual or quarterly financial statements, and

          (4) the greater of the net book value or the appraised value as estimated by independent appraisers of other tangible assets (including, without duplication, Investments in unconsolidated Restricted Subsidiaries) of Swift and its Restricted Subsidiaries, as of a date no earlier than the date of our latest audited financial statements. For these purposes, net book value shall be determined as of a date no earlier than the date of our latest annual or quarterly financial statements, and on a date no earlier than the date of our latest annual or quarterly financial statements;

     (b) minus the sum of:

             (1) minority interests,

             (2) any net gas balancing liabilities of Swift and its Restricted Subsidiaries reflected in its latest audited financial statements,

             (3) to the extent included in (a)(1) above, the discounted future net revenues, calculated in accordance with SEC guidelines (utilizing the prices utilized in our year end reserve report), attributable to reserves that are required to be delivered to third parties to fully satisfy the obligations of Swift and its Restricted Subsidiaries with respect to Volumetric Production Payments (determined, if applicable, using the schedules specified with respect thereto), and

             (4) the discounted future net revenues, calculated in accordance with SEC guidelines, attributable to reserves subject to Dollar-Denominated Production Payments that, based on the estimates of production and price assumptions included in determining the discounted future net revenues specified in (a)(1) above, would be necessary to fully satisfy the payment obligations of Swift and its Restricted Subsidiaries with respect to Dollar-Denominated Production Payments (determined, if applicable, using the schedules specified with respect thereto).

If we change our method of accounting from the full cost method to the successful efforts method or a similar method of accounting, "Adjusted Consolidated Net Tangible Assets" will continue to be calculated as if we were still using the full cost method of accounting.

     "Affiliate" of any specified Person means any other Person:

     (a) that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person; or

     (b) that beneficially owns or holds directly or indirectly 10% or more of any class of the Voting Stock of such specified Person or of any Subsidiary of such specified Person.

     For the purposes of this definition, "control," when used with respect to any specified Person, means the power to direct the management and policies of such Person directly or indirectly, whether through the ownership of Voting Stock, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

     "Asset Sale" means, with respect to any Person, any transfer, conveyance, sale, lease or other disposition (collectively, "dispositions," and including dispositions pursuant to any consolidation or merger) by such Person or any of its Restricted Subsidiaries in any single transaction or series of transactions of:

     (a) shares of Capital Stock or other ownership interests of another Person (including Capital Stock of Restricted Subsidiaries and Unrestricted Subsidiaries); or

     (b) any other Property of such Person or any of its Restricted
Subsidiaries;

provided, however, that the term "Asset Sale" shall not include:

     (a) the disposition of Permitted Short-Term Investments, inventory, accounts receivable, surplus or obsolete equipment or other Property (excluding the disposition of oil and gas in place and other interests in real property unless made in connection with a Permitted Business Investment) in the ordinary course of business;

     (b) the abandonment, assignment, lease, sublease or farm-out of oil and gas properties, or the forfeiture or other disposition of such properties pursuant to standard form operating agreements, in each case in the ordinary course of business in a manner that is customary in the Oil and Gas Business;

     (c) the disposition of Property received in settlement of debts owing to us or any Restricted Subsidiary as a result of foreclosure, perfection or enforcement of any Lien or debt, which debts were owing to us or any Restricted Subsidiary in the ordinary course of business of Swift or such Restricted Subsidiary;
                                       S-67
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     (d) any disposition that constitutes a Restricted Payment made in compliance with the provisions of the Indenture described under "-- Certain Covenants -- Limitation on Restricted Payments;"

     (e) when used with respect to us, any disposition of all or substantially all of the Property of Swift and its Restricted Subsidiaries taken as a whole permitted pursuant to the provisions of the Indenture described under "-- Merger, Consolidation and Sale of Substantially All Assets;"

     (f) the disposition of any Property by us or a Restricted Subsidiary to Swift or a Wholly Owned Subsidiary;

     (g) the disposition of any Property with a Fair Market Value of less than $2.0 million; or

     (h) any Production Payments and Reserve Sales, provided that any such Production Payments and Reserve Sales, other than incentive compensation programs on terms that are reasonably customary in the Oil and Gas Business for geologists, geophysicists and other providers of technical services to us or a Restricted Subsidiary, shall have been created, Incurred, issued, assumed or Guaranteed in connection with the financing of, and within 60 days after the acquisition of, the Property that is subject thereto.

     "Average Life" means, with respect to any Indebtedness, at any date of determination, the quotient obtained by dividing:

     (a) the sum of the products of:

          (1) the number of years (and any portion thereof) from the date of determination to the date or dates of each successive scheduled principal payment (including any sinking fund or mandatory redemption payment requirements) of such Indebtedness, multiplied by

          (2) the amount of each such principal payment,

     (b) by the sum of all such principal payments.

     "Bank Credit Facilities" means, with respect to any Person, one or more debt facilities or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables or inventory financing (including through the sale of receivables or inventory financing to such lenders or to special purpose entities formed to borrow from such lenders against such receivables or inventory) or trade letters of credit, in each case together with any extensions, revisions, refinancings or replacements thereof by a lender or syndicate of lenders.

     "Capital Lease Obligation" means any obligation that is required to be classified and accounted for as a capital lease obligation in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment date of rent or any other amount due in respect of such obligation.

     "Capital Stock" means, with respect to any Person, any shares or other equivalents (however designated) of any class of corporate stock or partnership interests or any other participations, rights, warrants, options or other interests in the nature of an equity interest in such Person, including Preferred Stock, but excluding any debt security convertible or exchangeable into such equity interest.

     "Consolidated Interest Coverage Ratio" means, as of the date of the transaction (the "Transaction Date") giving rise to the need to calculate the Consolidated Interest Coverage Ratio, the ratio of:

     (a) the aggregate amount of EBITDA of Swift and its consolidated Restricted Subsidiaries for the four full fiscal quarters immediately prior to the Transaction Date for which financial statements are available; to

     (b) the aggregate Consolidated Interest Expense of Swift and its Restricted Subsidiaries that is anticipated to accrue during a period consisting of the fiscal quarter in which the Transaction Date occurs and the three fiscal quarters immediately subsequent thereto (based upon the pro forma amount and maturity of, and interest payments in respect of, Indebtedness of Swift and its Restricted Subsidiaries

                                       S-68
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expected by us to be outstanding on the Transaction Date), assuming for the purposes of this measurement the continuation of market interest rates prevailing on the Transaction Date and base interest rates in respect of floating interest rate obligations equal to the base interest rates on such obligations in effect as of the Transaction Date; provided, that if we or any of our Restricted Subsidiaries is a party to any Interest Rate Protection Agreement that would have the effect of changing the interest rate on any Indebtedness of Swift or any of its Restricted Subsidiaries for such four quarter period (or a portion thereof), the resulting rate shall be used for such four quarter period or portion thereof; provided further that any Consolidated Interest Expense with respect to Indebtedness Incurred or retired by Swift or any of its Restricted Subsidiaries during the fiscal quarter in which the Transaction Date occurs shall be calculated as if such Indebtedness was so Incurred or retired on the first day of the fiscal quarter in which the Transaction Date occurs.

     In addition, if at any time since the beginning of the four full fiscal quarter period preceding the Transaction Date through and including the Transaction Date:

     (a) Swift or any of its Restricted Subsidiaries shall have engaged in any Asset Sale, EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive), or increased by an amount equal to the EBITDA (if negative), directly attributable to the Property that is the subject of such Asset Sale for such period calculated on a pro forma basis as if such Asset Sale and any related retirement of Indebtedness had occurred on the first day of such period; or

     (b) (1) Swift or any of its Restricted Subsidiaries shall have acquired or made any Investment in any material assets, or

          (2) the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio is such an Investment or acquisition,

EBITDA shall be calculated on a pro forma basis as if such Investments or asset acquisitions had occurred on the first day of such four fiscal quarter period.

     "Consolidated Interest Expense" means, with respect to any Person for any period, without duplication:

     (a) the sum of:

          (1) the aggregate amount of cash and noncash interest expense (including capitalized interest) of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP in respect of Indebtedness, including:

             (A) any amortization of debt discount,

             (B) net costs associated with Interest Rate Protection Agreements (including any amortization of discounts),

             (C) the interest portion of any deferred payment obligation,

             (D) all accrued interest, and

             (E) all commissions, discounts, commitment fees, origination fees and other fees and charges owed with respect to Bank Credit Facilities and other Indebtedness paid, accrued or scheduled to be paid or accrued during such period,

          (2) Disqualified Stock Dividends of such Person (and of its Restricted Subsidiaries if paid to a Person other than such Person or its Restricted Subsidiaries) and Preferred Stock Dividends of such Person's Restricted Subsidiaries if paid to a Person other than such Person or its other Restricted Subsidiaries,

          (3) the portion of any obligation of such Person or its Restricted Subsidiaries in respect of any Capital Lease Obligation allocable to interest expense in accordance with GAAP,

          (4) the portion of any rental obligation of such Person or its Restricted Subsidiaries in respect of any Sale and Leaseback Transaction that is Indebtedness allocable to interest expense (determined as if such obligation were treated as a Capital Lease Obligation), and

          (5) to the extent any Indebtedness of any other Person (other than Restricted Subsidiaries) is Guaranteed by such Person or any of its Restricted Subsidiaries, the aggregate amount of interest paid, accrued or scheduled to be paid or accrued by such other Person during such period attributable to any such Indebtedness;

     less

     (b) to the extent included in (a) above, amortization or write-off of deferred financing costs (other than debt discounts) of such Person and its Restricted Subsidiaries during such period;

     in the case of both (a) and (b) above, after elimination of intercompany accounts among such Person and its Restricted Subsidiaries and as determined in accordance with GAAP.

     "Consolidated Net Income" of any Person means, for any period, the aggregate net income (or net loss, as the case may be) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom, without duplication:

     (a) items classified as extraordinary gains or losses net of tax (less all fees and expenses relating thereto);

     (b) any gain or loss net of taxes (less all fees and expenses relating thereto) realized on the sale or other disposition of Property, including the Capital Stock of any other Person (but in no event shall this clause (b) apply to any gains or losses on the sale in the ordinary course of business of oil, gas or other hydrocarbons produced or manufactured);

     (c) the net income of any Restricted Subsidiary of such specified Person to the extent the transfer to that Person of that income is restricted by contract or otherwise, except for any cash dividends or cash distributions actually paid by such Restricted Subsidiary to such Person during such period;

     (d) the net income (or loss) of any other Person in which such specified Person or any of its Restricted Subsidiaries has an interest (which interest does not cause the net income of such other Person to be consolidated with the net income of such specified Person in accordance with GAAP or is an interest in a consolidated Unrestricted Subsidiary), except to the extent of the amount of cash dividends or other cash distributions actually paid to such Person or its consolidated Restricted Subsidiaries by such other Person during such period;

     (e) for the purposes of "-- Certain Covenants -- Limitation on Restricted Payments" only, the net income of any Person acquired by such specified Person or any of its Restricted Subsidiaries in a pooling-of-interests transaction for any period prior to the date of such acquisition;

     (f) any gain or loss, net of taxes, realized on the termination of any employee pension benefit plan;

     (g) any adjustments of a deferred tax liability or asset pursuant to Statement of Financial Accounting Standards No. 109 that result from changes in enacted tax laws or rates;

     (h) the cumulative effect of a change in accounting principles;

     (i) any write-downs of non-current assets, provided that any ceiling limitation write-downs under SEC guidelines shall be treated as capitalized costs, as if such write-downs had not occurred; and

     (j) any non-cash compensation expense realized upon issuance of stock under an employee stock purchase plan or for grants of performance shares, stock options or stock awards to officers, directors and employees of Swift or any of its Restricted Subsidiaries.

     "Consolidated Net Worth" of any Person means the stockholders' equity of such Person and its Restricted Subsidiaries, as determined on a consolidated basis in accordance with GAAP, less (to the
                                       S-70
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extent included in stockholders' equity) amounts attributable to Disqualified
Stock of such Person or its Restricted Subsidiaries.

     "Default" means any event, act or condition the occurrence of which is, or after notice or the passage of time or both would be, an Event of Default.

     "Designated Senior Indebtedness" means:

     (a) the Bank Credit Facilities; and

     (b) any other Senior Indebtedness of Swift that has, at the time of determination, an aggregate principal amount outstanding of at least $10.0 million that is specifically designated in the instrument evidencing such Senior Indebtedness and is designated in a notice delivered by us to the holders or a Representative of the holders of such Senior Indebtedness and the Trustee as "Designated Senior Indebtedness" of Swift.

     "Disqualified Stock" means, with respect to any Person, any Capital Stock that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable, in either case at the option of the holder thereof) or otherwise:

     (a) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

     (b) is or may become redeemable or repurchasable at the option of the holder thereof, in whole or in part; or

     (c) is convertible or exchangeable at the option of the holder thereof for debt or any other Disqualified Stock;

on or prior to, in the case of clause (a), (b) or (c), the first anniversary of the Stated Maturity of the Notes.

     "Disqualified Stock Dividends" means all dividends with respect to Disqualified Stock of Swift held by Persons other than a Wholly Owned Subsidiary. The amount of any such dividend shall be equal to the quotient of such dividend divided by the difference between one and the maximum statutory federal income tax rate (expressed as a decimal number between 1 and 0) then applicable to Swift.

     "Dollar-Denominated Production Payments" means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

     "EBITDA" means with respect to any Person for any period, the Consolidated Net Income of such Person for such period:

     (a) plus the sum of, to the extent reflected in the consolidated income statement of such Person and its Restricted Subsidiaries for such period from which Consolidated Net Income is determined and deducted in the determination of such Consolidated Net Income, without duplication:

          (1) income tax expense (but excluding income tax expense relating to sales or other dispositions of Property, including the Capital Stock of any other Person, the gains from which are excluded in the determination of such Consolidated Net Income),

          (2) Consolidated Interest Expense,

          (3) depreciation and depletion expense,

          (4) amortization expense,

          (5) exploration expense (if applicable to us after the Issue Date), and

          (6) any other noncash charges including unrealized foreign exchange losses (excluding, however, any such other noncash charge that requires an accrual of or reserve for cash charges for any future period);

     (b) less the sum of, to the extent reflected in the consolidated income statement of such Person and its Restricted Subsidiaries for such period from which Consolidated Net Income is determined and added in the determination of such Consolidated Net Income, without duplication:

             (1) income tax recovery (excluding, however, income tax recovery relating to sales or other dispositions of Property, including the Capital Stock of any other Person, the losses from which are excluded in the determination of such Consolidated Net Income), and

             (2) unrealized foreign exchange gains.

     "Equity Offering" means a bona fide underwritten sale to the public of common stock of Swift pursuant to a registration statement (other than a Form S-8 or any other form relating to securities issuable under any employee benefit plan of Swift) that is declared effective by the Commission following the Issue Date.

     "Exchanged Properties" means Properties used or useful in the Oil and Gas Business received by us or a Restricted Subsidiary in trade or as a portion of the total consideration for other such Properties.

     "Exchange Rate Contract" means, with respect to any Person, any currency swap agreements, forward exchange rate agreements, foreign currency futures or options, exchange rate collar agreements, exchange rate insurance and other agreements or arrangements, or any combination thereof, entered into by such Person in the ordinary course of its business for the purpose of limiting or managing exchange rate risks to which such Person is subject.

     "Exempt Foreign Subsidiary" means any Restricted Subsidiary that is a foreign corporation if more than 50% of the (i) total combined voting power of all Voting Stock of the corporation or (ii) the total value of the Capital Stock of the corporation is owned or is considered as owned by United States shareholders on any day during the taxable year of the foreign corporation and that, in any case, is so designated by Swift in an Officers' Certificate delivered to the Trustee, and which Restricted Subsidiary is not a guarantor of, and has no Lien (other than a Lien with respect to less than two-thirds of the Capital Stock of an Exempt Foreign Subsidiary) to secure the Bank Credit Facilities or any other Indebtedness of Swift or any Restricted Subsidiary other than an Exempt Foreign Subsidiary. A United States shareholder, as used in this definition, means any Person who owns or is considered as owning 10% or more of the total combined voting power of all Voting Stock of the foreign corporation. Ownership is determined by applying the attribution rules of ownership in Internal Revenue Code Section 958. References to Internal Revenue Code sections in this definition include such sections as amended or superseded, including Treasury regulations promulgated thereunder. Swift may revoke the designation of any Exempt Foreign Subsidiary by notice to the Trustee.

     "Fair Market Value" means, with respect to any Property to be transferred pursuant to any Asset Sale or Sale and Leaseback Transaction or any noncash consideration or Property transferred or received by any Person, the fair market value of such consideration or other Property as determined by:

     (a) any officer of Swift if such fair market value is less than $5.0 million; and

     (b) the Board of Directors of Swift as evidenced by a certified resolution delivered to the Trustee if such fair market value is equal to or in excess of $5.0 million.

     "GAAP" means United States generally accepted accounting principles as in effect on the date of the Indenture, unless stated otherwise.

     "Guarantee" by any Person means any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any indebtedness of any other Person (a "primary obligor") in any manner, whether directly or indirectly, and including any Lien on the assets of such Person securing obligations to pay Indebtedness of the primary obligor, and any obligation of such Person:

     (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or any security for the payment of such Indebtedness;

     (b) to purchase Property, securities or services for the purpose of assuring the holder of such indebtedness of the payment of such indebtedness; or

     (c) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such indebtedness (and "Guaranteed", "Guaranteeing" and "Guarantor" shall have meanings correlative to the foregoing);

provided, however, that a Guarantee by any Person shall not include:

     (a) endorsements by such Person for collection or deposit, in either case, in the ordinary course of business; or

     (b) a contractual commitment by one Person to invest in another Person for so long as such Investment is reasonably expected to constitute a Permitted Investment under clause (b) of the definition of Permitted Investments.

     "Holder" means the Person in whose name a Note is registered on the Securities Register.

     "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or become liable (including by reason of a merger or consolidation) in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such indebtedness or obligation on the balance sheet of such Person (and "Incurrence," "Incurred," "Incurrable" and "Incurring" shall have meanings correlative to the foregoing); provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time, and is not theretofore classified as Indebtedness, becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness; provided further, however, that solely for purposes of determining compliance with "-- Certain Covenants -- Limitation on Indebtedness," amortization of debt discount shall not be deemed to be the Incurrence of Indebtedness, provided that in the case of Indebtedness sold at a discount, the amount of such Indebtedness shall at all times be the aggregate principal amount at Stated Maturity. For purposes of this definition, Indebtedness of Swift or a Restricted Subsidiary held by a Wholly Owned Subsidiary shall be deemed to be Incurred by us or such Restricted Subsidiary in the event such Indebtedness is transferred to a Person other than Swift or a Wholly Owned Subsidiary.

     "Indebtedness" means at any time (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, and whether or not contingent:

     (a) any obligation of such Person for borrowed money;

     (b) any obligation of such Person evidenced by bonds, debentures, notes, Guarantees or other similar instruments, including any such obligations incurred in connection with the acquisition of Property, assets or business;

     (c) any reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person;

     (d) any obligation of such Person issued or assumed as the deferred purchase price of Property or services (other than Trade Accounts Payable);

     (e) any Capital Lease Obligation of such Person;

     (f) the maximum fixed redemption or repurchase price of Disqualified Stock of such Person at the time of determination;

     (g) any Preferred Stock of any Restricted Subsidiary, provided that such Restricted Subsidiary is not a Subsidiary Guarantor;

     (h) any payment obligation of such Person under Exchange Rate Contracts, Interest Rate Protection Agreements, Oil and Gas Hedging Contracts or under any similar agreements or instruments;

     (i) any obligation to pay rent or other payment amounts of such Person with respect to any Sale and Leaseback Transaction to which such Person is a party;

     (j) any obligation of the type referred to in clauses (a) through (h) of this paragraph of another Person and all dividends of another Person the payment of which, in either case, such Person has Guaranteed or is responsible or liable, directly or indirectly, as obligor, Guarantor or otherwise; and

     (k) all obligations of the type referred to in clauses (a) through (i) of another Person secured by any Lien on any Property of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such Property or the amount of the obligation so secured;

provided, however, that Indebtedness shall not include Production Payments and Reserve Sales. For purposes of this definition, the maximum fixed repurchase price of any Disqualified Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Disqualified Stock. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability at such date in respect of any contingent obligations described above.

     "Interest Rate Protection Agreement" means, with respect to any Person, any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into by such Person in the ordinary course of its business for the purpose of limiting or managing interest rate risks to which such Person is subject.

     "Investment" means, with respect to any Person:

     (a) any amount paid by such Person, directly or indirectly, to any other Person for Capital Stock of, or as a capital contribution to, any other Person; or

     (b) any direct or indirect loan or advance to any other Person (other than accounts receivable of such Person arising in the ordinary course of business);

provided, however, that Investments shall not include:

          (1) in the case of clause (a) as used in the definition of "Restricted Payments" only, any such amount paid through the issuance of Capital Stock of Swift (other than Disqualified Stock); and

          (2) in the case of clause (a) or (b), extensions of trade credit on commercially reasonable terms in accordance with normal trade practices and any increase in the equity ownership in any Person resulting from retained earnings of such Person.

     "Issue Date" means the date on which the Offered Notes first were issued under the Indenture.

     "Lien" means, with respect to any Property, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien (statutory or other), charge, easement, encumbrance, preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such Property (including any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing). For purposes of the provisions of the Indenture described under "-- Certain Covenants -- Limitation on Liens," a Capital Lease Obligation shall be deemed to be secured by a Lien on the Property being leased.

     "Liquid Securities" means securities:

     (a) of an issuer that is not an Affiliate of Swift;

     (b) that are publicly traded on the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market; and

     (c) as to which Swift is not subject to any restrictions on sale or transfer (including any volume restrictions under Rule 144 under the Securities Act or any other restrictions imposed by the Securities Act) or as to which a registration statement under the Securities Act covering the resale thereof is in effect for as long as the securities are held;

     provided that securities meeting the requirements or clauses (a), (b) and
     (c) above shall be treated as Liquid Securities from the date of receipt thereof until and only until the earlier of:

          (1) the date on which such securities are sold or exchanged for cash or Permitted Short-Term Investments, and

          (2) 240 days following the date of receipt of such securities. If such securities are not sold or exchanged for cash or Permitted Short-Term Investments within 240 days of receipt thereof, for purposes of determining whether the transaction pursuant to which Swift or the Restricted Subsidiary received the securities was in compliance with the provisions of the Indenture described under "-- Certain Covenants -- Limitation on Asset Sales," such securities shall be deemed not to have been Liquid Securities at any time.

     "Material Change" means an increase or decrease (except to the extent resulting from changes in prices) of more than 30% during a fiscal quarter in the estimated discounted future net revenues from proved oil and gas reserves of Swift and its Restricted Subsidiaries, calculated in accordance with clause
(a)(1) of the definition of Adjusted Consolidated Net Tangible Assets; provided, however, that the following will be excluded from the calculation of Material
Change:

     (a) any acquisitions during the quarter of oil and gas reserves with respect to which our estimate of the discounted future net revenues from proved oil and gas reserves has been confirmed by independent petroleum engineers; and

     (b) any dispositions of Properties during such quarter that were disposed of in compliance with the provisions of the Indenture described under "-- Certain Covenants -- Limitation on Asset Sales."

     "Moody's" means Moody's Investors Service, Inc. and its successors.

     "Net Available Cash" from an Asset Sale means cash proceeds received therefrom, including:

     (a) any cash proceeds received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received; and

     (b) the Fair Market Value of Liquid Securities and Permitted Short-Term Investments, and excluding:

          (1) any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the Property that is the subject of such Asset Sale, and

          (2) except to the extent converted within 240 days after such Asset Sale to cash, Liquid Securities or Permitted Short-Term Investments, consideration constituting Exchanged Properties or consideration other than as identified in the immediately preceding clauses (a) and (b), in each case net of:

             (a) all legal, title and recording expenses, commissions and other fees and expenses Incurred, and all federal, state, foreign and local taxes required to be paid or accrued as a liability under GAAP as a consequence of such Asset Sale;

             (b) all payments made on any Indebtedness (but specifically excluding Indebtedness of Swift and its Restricted Subsidiaries assumed in connection with or in anticipation of such Asset Sale) that is secured by any assets subject to such Asset Sale, in accordance with the terms of any Lien upon such assets, or that must by its terms, or in order to obtain a necessary consent to such Asset Sale or by applicable law, be repaid out of the proceeds from such Asset Sale, provided that such payments are made in a manner that results in the permanent reduction in the balance of such Indebtedness and, if applicable, a permanent reduction in any outstanding commitment for future incurrences of Indebtedness thereunder;

     (c) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale; and

     (d) the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Sale and retained by us or any Restricted Subsidiary after such Asset Sale;

provided, however, that if any consideration for an Asset Sale (which would otherwise constitute Net Available Cash) is required to be held in escrow pending determination of whether a purchase price adjustment will be made, such consideration (or any portion thereof) shall become Net Available Cash only at such time as it is released to such Person or its Restricted Subsidiaries from escrow.

     "Net Working Capital" means:

     (a) all current assets of Swift and its Restricted Subsidiaries; less

     (b) all current liabilities of Swift and its Restricted Subsidiaries, except current liabilities included in Indebtedness,

in each case as set forth in consolidated financial statements of Swift prepared in accordance with GAAP.

     "Non-recourse Purchase Money Indebtedness" means Indebtedness (other than Capital Lease Obligations) of Swift or any Restricted Subsidiary Incurred in connection with the acquisition by us or such Restricted Subsidiary in the ordinary course of business of fixed assets used in the Oil and Gas Business (including office buildings and other real property used by us or such Restricted Subsidiary in conducting our operations) with respect to which:

     (a) the holders of such Indebtedness agree that they will look solely to the fixed assets so acquired that secure such Indebtedness, and neither Swift nor any Restricted Subsidiary:

          (1) is directly or indirectly liable for such Indebtedness, or

          (2) provides credit support, including any undertaking, Guarantee, agreement or instrument that would constitute Indebtedness (other than the grant of a Lien on such acquired fixed assets); and

     (b) no default or event of default with respect to such Indebtedness would cause, or permit (after notice or passage of time or otherwise), any holder of any other Indebtedness of Swift or a Restricted Subsidiary to declare a default on such other Indebtedness or cause the payment, repurchase, redemption, defeasance or other acquisition or retirement for value thereof to be accelerated or payable prior to any scheduled principal payment, scheduled sinking fund payment or maturity.

     "Oil and Gas Business" means the business of exploiting, exploring for, developing, acquiring, operating, producing, processing, gathering, marketing, storing, selling, hedging, treating, swapping, refining and transporting hydrocarbons and other related energy businesses.

     "Oil and Gas Hedging Contract" means, with respect to any Person, any agreement or arrangement, or any combination thereof, relating to oil and gas or other hydrocarbon prices, transportation or basis costs or differentials or other similar financial factors, that is customary in the Oil and Gas Business and is entered into by such Person in the ordinary course of its business for the purpose of limiting or managing risks associated with fluctuations in such prices, costs, differentials or similar factors.

     "Oil and Gas Liens" means:

     (a) Liens on any specific Property or any interest therein, construction thereon or improvement thereto to secure all or any part of the costs incurred for surveying, exploration, drilling, extraction, development, operation, production, construction, alteration, repair or improvement of, in, under or on such Property and the plugging and abandonment of wells located thereon (it being understood that, in the case of oil and gas producing properties, or any interest therein, costs incurred for "development" shall include
                                       S-76
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costs incurred for all facilities relating to such properties or to projects, ventures or other arrangements of which such properties form a part or which relate to such properties or interests);

     (b) Liens on an oil or gas producing property to secure obligations incurred or guarantees of obligations incurred in connection with or necessarily incidental to commitments for the purchase or sale of, or the transportation or distribution of, the products derived from such Property;

     (c) Liens arising under partnership agreements, oil and gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, incentive compensation programs for geologists, geophysicists and other providers of technical services to us or a Restricted Subsidiary, master limited partnership agreements, farm-out agreements, farm-in agreements, division orders, contracts for the sale, purchase, exchange, transportation, gathering or processing of oil, gas or other hydrocarbons, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts, area of mutual interest agreements, gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, and other agreements that are customary in the Oil and Gas Business; provided, however, in all instances that such Liens are limited to the assets that are the subject of the relevant agreement, program, order or contract;

     (d) Liens arising in connection with Production Payments and Reserve Sales; and

     (e) Liens on pipelines or pipeline facilities that arise by operation of law.

     "Pari Passu Indebtedness" means the 2009 Notes and any other Indebtedness of Swift (or a Subsidiary Guarantor) that is pari passu in right of payment to the Notes (or a Subsidiary Guaranty, as appropriate).

     "Pari Passu Offer" means an offer by us or a Subsidiary Guarantor to purchase all or a portion of Pari Passu Indebtedness to the extent required by the indenture or other agreement or instrument pursuant to which such Pari Passu Indebtedness was issued.

     "Permitted Business Investments" means Investments and expenditures made in the ordinary course of, and of a nature that is or shall have become customary in, the Oil and Gas Business as a means of actively engaging therein through agreements, transactions, interests or arrangements that permit one to share risks or costs, comply with regulatory requirements regarding local ownership or satisfy other objectives customarily achieved through the conduct of Oil and Gas Business jointly with third parties, including:

     (a) ownership interests in oil and gas properties or gathering, transportation, processing, storage or related systems; and

     (b) Investments and expenditures in the form of or pursuant to operating agreements, processing agreements, farm-in agreements, farm-out agreements, development agreements, area of mutual interest agreements, unitization agreements, pooling arrangements, joint bidding agreements, service contracts, joint venture agreements, partnership agreements (whether general or limited) and other similar agreements (including for limited liability companies) with third parties, excluding, however, Investments in corporations other than Restricted Subsidiaries.

     "Permitted Hedging Agreements" means:

     (a) Exchange Rate Contracts and Oil and Gas Hedging Contracts; and

     (b) Interest Rate Protection Agreements but only to the extent that the stated aggregate notional amount thereunder does not exceed 100% of the aggregate principal amount of the Indebtedness of Swift or a Restricted Subsidiary covered by such Interest Rate Protection Agreements at the time such agreements were entered into.

     "Permitted Investments" means any and all of the following:

     (a) Permitted Short-Term Investments;

     (b) Investments in property, plant and equipment used in the ordinary course of business and Permitted Business Investments;

     (c) Investments by any Restricted Subsidiary in Swift;

     (d) Investments by us or any Restricted Subsidiary in any Restricted Subsidiary;

     (e) Investments by us or any Restricted Subsidiary:

          (1) in any Person that will, upon the making of such Investment, become a Restricted Subsidiary, or

          (2) if as a result of such Investment such Person is merged or consolidated with or into, or transfers or conveys all or substantially all its Property to, us or a Restricted Subsidiary;

     (f) Investments in the form of securities received from Asset Sales, provided that such Asset Sales are made in compliance within the provisions of the Indenture described under "-- Certain Covenants -- Limitation on Asset Sales;"

     (g) Investments in negotiable instruments held for collection; lease, utility and other similar deposits; and stock, obligations or other securities received in settlement of debts (including under any bankruptcy or other similar proceeding) owing to us or any of our Restricted Subsidiaries as a result of foreclosure, perfection or enforcement of any Liens or Indebtedness, in each of the foregoing cases in the ordinary course of business of Swift or such Restricted Subsidiary;

     (h) relocation allowances for, and advances and loans to, officers, directors and employees of Swift or any of its Restricted Subsidiaries made in the ordinary course of business, provided such items do not exceed in the aggregate $2.0 million at any one time outstanding;

     (i) Investments intended to promote our strategic objectives in the Oil and Gas Business in an amount not to exceed 5% of Adjusted Consolidated Net Tangible Assets (determined as of the date of the making of any such Investment) at any one time outstanding, which Investments shall be deemed to be no longer outstanding only to the extent of dividends, repayments of loans or advances or other transfers of Property or returns of capital received by us or any Restricted Subsidiary from such Persons, provided that, for purposes of the covenant described under "-- Certain Covenants -- Limitation on Restricted Payments" the receiving of such amounts by us or our Restricted Subsidiaries does not increase the amount of Restricted Payments that Swift and our Restricted Subsidiaries may make pursuant to clause (c)(5)(A) of such covenant;

     (j) Investments made pursuant to Permitted Hedging Agreements of Swift and its Restricted Subsidiaries; and

     (k) Investments pursuant to any agreement or obligation of Swift or any of its Restricted Subsidiaries as in effect on the Issue Date (other than Investments described in clauses (a) through (j) above), provided that Investments made pursuant to this clause (k) shall be included in the calculation of Restricted Payments.

     "Permitted Liens" means any and all of the following:

     (a) Liens existing as of the Issue Date;

     (b) Liens securing the Notes, any Subsidiary Guaranties and other obligations arising under the Indenture;

     (c) any Lien existing on any Property of a Person at the time such Person is merged or consolidated with or into Swift or a Restricted Subsidiary or becomes a Restricted Subsidiary (and not incurred in anticipation of or in connection with such transaction), provided that such Liens are not extended to other Property of Swift or the Restricted Subsidiaries;

     (d) any Lien existing on any Property at the time of the acquisition thereof (and not incurred in anticipation of or in connection with such transaction), provided that such Lien is not extended to other Property of Swift or the Restricted Subsidiaries;

     (e) any Lien incurred in the ordinary course of business incidental to the conduct of the business of Swift or the Restricted Subsidiaries or the ownership of their Property, including:

          (1) easements, rights of way and similar encumbrances,

          (2) rights or title of lessors under leases (other than Capital Lease Obligations),

          (3) rights of collecting banks having rights of setoff, revocation, refund or chargeback with respect to money or instruments of Swift or the Restricted Subsidiaries on deposit with or in the possession of such banks,

          (4) Liens imposed by law, including Liens under workers' compensation or similar legislation and mechanics', carriers', warehousemen's, materialmen's, suppliers' and vendors' Liens,

          (5) Liens incurred to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature and incurred in a manner consistent with industry practice, and

          (6) Oil and Gas Liens,

     in each case that are not incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of Property (other than Trade Accounts Payable);

     (f) Liens for taxes, assessments and governmental charges not yet due or the validity of which is being contested in good faith by appropriate proceedings, promptly instituted and diligently conducted, and for which adequate reserves have been established to the extent required by GAAP as in effect at such time;

     (g) Liens incurred to secure appeal bonds and judgment and attachment Liens, in each case in connection with litigation or legal proceedings that are being contested in good faith by appropriate proceedings so long as reserves have been established to the extent required by GAAP as in effect at such time and so long as such Liens do not encumber assets by an aggregate amount (together with the amount of any unstayed judgments against us or any Restricted Subsidiary but excluding any such Liens to the extent securing insured or indemnified judgments or orders) in excess of $20.0 million;

     (h) Liens securing Permitted Hedging Agreements of Swift and its Restricted Subsidiaries;

     (i) Liens securing Capital Lease Obligations, provided that such Capital Lease Obligations are permitted under "-- Certain Covenants -- Limitation on Indebtedness" and the Liens attach only to the Property acquired with the proceeds of such Capital Lease Obligations;

     (j) Liens securing Non-recourse Purchase Money Indebtedness granted in connection with the acquisition by us or any Restricted Subsidiary in the ordinary course of business of fixed assets used in the Oil and Gas Business (including office buildings and other real property used by us or such Subsidiary Guarantor in conducting its operations), provided that:

          (1) such Liens attach only to the fixed assets acquired with the proceeds of such Non-recourse Purchase Money Indebtedness, and

          (2) such Non-recourse Purchase Money Indebtedness is not in excess of the purchase price of such fixed assets;

     (k) Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of decreasing or legally defeasing Indebtedness of Swift or any of its Subsidiaries so long as such deposit of funds is permitted by the provisions of the Indenture described under "-- Limitation on Restricted Payments";

     (l) Liens resulting from a pledge of Capital Stock of a Person that is not a Restricted Subsidiary to secure obligations of such Person and any refinancings thereof;

     (m) Liens to secure any permitted extension, renewal, refinancing, refunding or exchange (or successive extensions, renewals, refinancings, refundings or exchanges), in whole or in part, of or for any Indebtedness secured by Liens referred to in clauses (a), (b), (c), (d), (i) and (j) above; provided, however, that:

          (1) such new Lien shall be limited to all or part of the same Property (including future improvements thereon and accessions thereto) subject to the original Lien, and

          (2) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of:

             (A) the outstanding principal amount or, if greater, the committed amount of the Indebtedness secured by such original Lien immediately prior to such extension, renewal, refinancing, refunding or exchange, and

             (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

     (n) Liens in favor of us or a Restricted Subsidiary; and

     (o) Liens not otherwise permitted by clauses (a) through (n) above incurred in the ordinary course of business of Swift and its Restricted Subsidiaries and encumbering Property having an aggregate Fair Market Value not in excess of $5.0 million at any one time.

Notwithstanding anything in this paragraph to the contrary, the term "Permitted Liens" does not include Liens resulting from the creation, incurrence, issuance, assumption or Guarantee of any Production Payments and Reserve Sales other than:

     (a) any such Liens existing as of the Issue Date;

     (b) Production Payments and Reserve Sales in connection with the acquisition of any Property after the Issue Date, provided that any such Lien created in connection therewith is created, incurred, issued, assumed or guaranteed in connection with the financing of, and within 60 days after the acquisition of, such Property;

     (c) Production Payments and Reserve Sales, other than those described in clauses (a) and (b) of this sentence, to the extent such Production Payments and Reserve Sales constitute Asset Sales made pursuant to and in compliance with the provisions of the Indenture described under "-- Limitation on Asset Sales"; and

          (d) incentive compensation programs for geologists, geophysicists and other providers of technical services to us or a Restricted Subsidiary;

provided, however, that, in the case of the immediately foregoing clauses (a),
(b), (c) and (d), any Lien created in connection with any such Production Payments and Reserve Sales shall be limited to the Property that is the subject of such Production Payments and Reserve Sales.

     "Permitted Refinancing Indebtedness" means Indebtedness ("new Indebtedness"), Incurred in exchange for, or proceeds of which are used to refinance, other Indebtedness ("old Indebtedness"); provided, however, that:

          (a) such new Indebtedness is in an aggregate principal amount not in excess of the sum of:

             (1) the aggregate principal amount then outstanding of the old Indebtedness (or, if such old Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination), and

             (2) an amount necessary to pay any fees and expenses, including premiums, related to such exchange or refinancing;

             (b) such new Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the old Indebtedness;

             (c) such new Indebtedness has an Average Life at the time such new Indebtedness is Incurred that is equal to or greater than the Average Life of the old Indebtedness at such time;

             (d) such new Indebtedness is subordinated in right of payment to the Notes (or, if applicable, the Subsidiary Guaranties) to at least the same extent, if any, as the old Indebtedness; and

             (e) if such old Indebtedness is Non-recourse Purchase Money Indebtedness or Indebtedness that refinanced Non-recourse Purchase Money Indebtedness, such new Indebtedness satisfies clauses (a) and (b) of the definition of "Non-recourse Purchase Money Indebtedness."

     "Permitted Short-Term Investments" means:

          (a) Investments in U.S. Government Obligations maturing within one year of the date of acquisition thereof;

          (b) Investments in demand accounts, time deposit accounts, certificates of deposit, bankers' acceptances and money market deposits maturing within one year of the date of acquisition thereof issued by a bank or trust company that is organized under the laws of the United States of America or any State thereof or the District of Columbia that is a member of the Federal Reserve System having capital, surplus and undivided profits aggregating in excess of $500.0 million and whose long-term Indebtedness is rated "A" (or higher) according to Moody's;

          (c) Investments in deposits available for withdrawal on demand with any commercial bank that is organized under the laws of any country in which we or any Restricted Subsidiary maintains an office or is engaged in the Oil and Gas Business, provided that:

          (1) all such deposits have been made in such accounts in the ordinary course of business, and

          (2) such deposits do not at any one time exceed $15.0 million in the aggregate;

     (d) repurchase and reverse repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (a) entered into with a bank meeting the qualifications described in clause (b);

     (e) Investments in commercial paper or notes, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of Swift) organized and in existence under the laws of the United States of America or any State thereof or the District of Columbia with a short-term rating at the time as of which any Investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P or a long-term rating at the time as of which any Investment is made of "A3" (or higher) according to Moody's or "A-" (or higher) according to S&P;

     (f) Investments in any money market mutual fund having assets in excess of $250.0 million all of which consist of other obligations of the types described in clauses (a), (b), (d) and (e) hereof; and

     (g) Investments in asset-backed securities maturing within one year of the date of acquisition thereof with a long-term rating at the time as of which any Investment therein is made of "A3" (or higher) according to Moody's or "A-" (or higher) according to S&P.

     "Person" means any individual, corporation, partnership, joint venture, limited liability company, unlimited liability company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof.

     "Preferred Stock" of any Person means Capital Stock of such Person of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

     "Preferred Stock Dividends" means all dividends with respect to Preferred Stock of Restricted Subsidiaries held by Persons other than Swift or a Wholly Owned Subsidiary. The amount of any such dividend shall be equal to the quotient of such dividend divided by the difference between one and the maximum statutory federal income rate (expressed as a decimal number between 1 and 0) then applicable to the issuer of such Preferred Stock.

     "Principal" of any Indebtedness (including the Notes) means the principal amount of such Indebtedness plus the premium, if any, on such Indebtedness.

     "Production Payments and Reserve Sales" means the grant or transfer by us or a Restricted Subsidiary to any Person of a royalty, overriding royalty, net profits interest, production payment (whether volumetric or dollar denominated), partnership or other interest in oil and gas properties, reserves or the right to receive all or a portion of the production or the proceeds from the sale of production attributable to such properties where the holder of such interest has recourse solely to such production or proceeds of production, subject to the obligation of the grantor or transferor to operate and maintain, or cause the subject interests to be operated and maintained, in a reasonably prudent manner or other customary standard or subject to the obligation of the grantor or transferor to indemnify for environmental, title or other matters customary in the Oil and Gas Business, including any such grants or transfers pursuant to incentive compensation programs on terms that are reasonably customary in the Oil and Gas Business for geologists, geophysicists and other providers of technical services to us or a Restricted Subsidiary.

     "Property" means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal, or mixed, or tangible or intangible, including Capital Stock and other securities issued by any other Person (but excluding Capital Stock or other securities issued by such first mentioned Person).

     "Representative" means the trustee, agent or representative expressly authorized to act in such capacity, if any, for an issue of Senior Indebtedness.

     "Restricted Payment" means:

     (a) a dividend or other distribution declared or paid on the Capital Stock of Swift or to our shareholders (other than dividends, distributions or payments made solely in Capital Stock (other than Disqualified Stock of Swift) of Swift or in options, warrants or other rights to purchase or acquire Capital Stock (other than Disqualified Stock)), or declared and paid to any Person other than Swift or any of its Restricted Subsidiaries (and, if such Restricted Subsidiary is not a Wholly Owned Subsidiary, to the other shareholders of such Restricted Subsidiary on a pro rata basis or on a basis that results in the receipt by us or a Restricted Subsidiary of dividends or distributions of greater value than it would receive on a pro rata basis) on the Capital Stock of any Restricted Subsidiary;

     (b) a payment made by us or any of our Restricted Subsidiaries (other than to us or any Restricted Subsidiary) to purchase, redeem, acquire or retire any Capital Stock, or any options, warrants or other rights to acquire Capital Stock, of Swift or of a Restricted Subsidiary;

     (c) a payment made by us or any of our Restricted Subsidiaries to redeem, repurchase, legally defease or otherwise acquire or retire for value (including pursuant to mandatory repurchase covenants), prior to any scheduled maturity, scheduled sinking fund or scheduled mandatory redemption, any Indebtedness of Swift or a Restricted Subsidiary that is subordinate (whether pursuant to its terms or by operation of law) in right of payment to the Notes or the relevant Subsidiary Guaranty, as the case may be, provided that this clause (c) shall not include any such payment with respect to:

          (1) any such subordinated Indebtedness to the extent of Excess Proceeds remaining after compliance with the provisions of the Indenture described under "-- Certain Covenants -- Limitation on Asset Sales" and to the extent required by the Indenture or other agreement or instrument pursuant to which such subordinated Indebtedness was issued, or

          (2) the purchase, repurchase or other acquisition of any such subordinated Indebtedness purchased in anticipation of satisfying a scheduled maturity, scheduled sinking fund or scheduled mandatory redemption, in each case due within one year of the date of acquisition; or

     (d) an Investment (other than a Permitted Investment) by us or a Restricted Subsidiary in any Person.

     "Restricted Subsidiary" means any Subsidiary of Swift that has not been designated an Unrestricted Subsidiary pursuant to the provision of the Indenture described under "-- Certain Covenants -- Restricted and Unrestricted Subsidiaries."

     "S&P" means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

     "Sale and Leaseback Transaction" means, with respect to any Person, any direct or indirect arrangement (excluding, however, any such arrangement between such Person and a Wholly Owned Subsidiary of such Person or between one or more Wholly Owned Subsidiaries of such Person) pursuant to which Property is sold or transferred by such Person or a Restricted Subsidiary of such Person and is thereafter leased back from the purchaser or transferee thereof by such Person or one of its Restricted Subsidiaries.

     "Senior Indebtedness" when used with respect to us means our obligations with respect to Indebtedness of Swift, whether outstanding on the date of the Indenture or thereafter Incurred, and any renewal, refunding, refinancing, replacement or extension thereof, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes; provided, however, that Senior Indebtedness of Swift shall not include:

     (a) Indebtedness of Swift to a Subsidiary of Swift;

     (b) Indebtedness Incurred in violation of the Indenture;

     (c) amounts payable or any other Indebtedness to employees of Swift or any Subsidiary of Swift;

     (d) any Indebtedness of Swift that, when Incurred and without regard to any election under Section 1111(b) of the United States Bankruptcy Code, was without recourse to us;

     (e) Pari Passu or Subordinated Indebtedness of Swift;

     (f) obligations with respect to any Capital Stock of Swift;

     (g) Indebtedness evidenced by the Notes; and

     (h) in-kind obligations relating to net oil and gas balancing positions.

     "Senior Indebtedness" of any Subsidiary Guarantor has a correlative meaning.

     "Significant Subsidiary" means, at any date of determination, any Restricted Subsidiary that would be a "Significant Subsidiary" of Swift within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission.

     "Stated Maturity" when used with respect to any security or any installment of principal thereof or interest thereon, means the date specified in such security as the fixed date on which the principal of such security or such installment of principal or interest is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

     "Subordinated Indebtedness" means Indebtedness of Swift (or a Subsidiary Guarantor) that is subordinated or junior in right of payment to the Notes (or a Subsidiary Guaranty, as appropriate) pursuant to a written agreement to that effect.

     "Subsidiary" of a Person means:

     (a) another Person that is a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned or controlled by:

          (1) the first Person,

          (2) the first Person and one or more of its Subsidiaries, or

          (3) one or more of the first Person's Subsidiaries; or

     (b) another Person that is not a corporation (x) at least 50% of the Capital Stock of which, and (y) the power to elect or direct the election of a majority of the directors or other governing body of which are controlled by Persons referred to in clause (1), (2) or (3) above.

     "Subsidiary Guarantors" means, unless released from their Subsidiary Guaranties as permitted by the Indenture, any Restricted Subsidiary that becomes a guarantor of the Notes in compliance with the provisions of the Indenture and executes a supplemental indenture agreeing to be bound by the terms of the Indenture.

     "Subsidiary Guaranty" means an unconditional senior subordinated guaranty of the Notes given by any Restricted Subsidiary pursuant to the terms of the Indenture.

     "Trade Accounts Payable" means accounts payable or other obligations of Swift or any Restricted Subsidiary to trade creditors created or assumed by us or such Restricted Subsidiary in the ordinary course of business in connection with the obtaining of goods or services.

     "Unrestricted Subsidiary" means:

          (a) each Subsidiary of Swift that we have designated pursuant to the provisions of the Indenture described under "-- Certain Covenants
      -- Restricted and Unrestricted Subsidiaries" as an Unrestricted Subsidiary; and

          (b) any Subsidiary of an Unrestricted Subsidiary.

     "U.S. Government Obligations" means securities that are:

          (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

          (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America that, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian, with respect to any such U.S. Government Obligation or a specific payment of principal of or interest on any such U.S. Government Obligation held by such custodian for the account of the holder of such depository receipt; provided, however, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment or principal of or interest on the U.S. Government Obligation evidenced by such depository receipt.

     "Volumetric Production Payments" means production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.

     "Voting Stock" of any Person means Capital Stock of such Person that ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

     "Wholly Owned Subsidiary" means, at any time, a Restricted Subsidiary of Swift all the Voting Stock of which (other than directors' qualifying shares) is at such time owned, directly or indirectly, by us and our other Wholly Owned Subsidiaries.

DEFEASANCE AND COVENANT DEFEASANCE

     The Indenture provides that we will, at our election at any time, be discharged from our obligations with respect to the Notes ("Legal Defeasance") except for certain obligations to:

     (a) exchange or register the transfer of Notes;

     (b) to replace stolen, lost or mutilated Notes;

     (c) to maintain paying agencies; and

     (d) to hold moneys for payment in trust.

In addition, the Indenture provides that if we take the actions described below, we may omit to comply with certain covenants, including those described under "-- Repurchase at the Option of Holders Upon a Change of Control," "-- Certain Covenants" and in clauses (d) and (e) under the first paragraph of "-- Merger, Consolidation and Sale of Substantially All Assets." Additionally, the occurrence of the Events of Default described below in clauses (c) and (d) (with respect to such covenants) and clauses (e), (f), (g) (with respect to Significant Subsidiaries) and (h) under "-- Events of Default and Notice" will be deemed not to be or result in an Event of Default.

     Such Legal Defeasance and Covenant Defeasance may occur only if, among other things, we:

     (a) deposit in trust for the benefit of the Holders of the Notes, money or U.S. Government Obligations, or a combination thereof, that, through the payment of principal, premium, if any, and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on the Notes at the Stated Maturity thereof or on earlier redemption in accordance with the terms of the Indenture and the Notes; and

     (b) in the case of Legal Defeasance, deliver to the Trustee an Opinion of Counsel

          (1) to the effect that:

             (A) we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or

             (B) since the date of the Indenture there has been a change in the applicable federal income tax law,

        in either case to the effect that Holders of the Notes will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur, and

          (2) that the resulting trust will not be an "Investment Company" within the meaning of the Investment Company Act of 1940 unless such trust is qualified thereunder or exempt from regulation thereunder; or

     (c) in the case of Covenant Defeasance, deliver to the Trustee on Opinion of Counsel to the effect that:

          (1) Holders of the Notes will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur, and

          (2) that the resulting trust will not be an "Investment Company" within the meaning of the Investment Company Act of 1940 unless such trust is qualified thereunder or exempt from regulation thereunder.

     If we were to exercise this option and the Notes were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on the Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Notes upon any acceleration resulting from such Event of Default. In such case, we would remain liable for such payments.

     If we exercise either of the options described above, each Subsidiary Guarantor, if any, will be released from all its obligations under its Subsidiary Guaranty.

EVENTS OF DEFAULT AND NOTICE

     The following are summaries of Events of Default under the Indenture with respect to the Notes:

     (a) failure to pay any interest on the Notes when due, continued for 30 days;

     (b) failure to pay principal of (or premium, if any, on) the Notes when due;

     (c) failure to comply with the provisions of the Indenture described under "Merger, Consolidation and Sale of Substantially All Assets";

     (d) failure to perform any other covenant of Swift or any Subsidiary Guarantor in the Indenture, continued for 30 days after written notice to us from the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes;

     (e) a default by us or any Restricted Subsidiary under any Indebtedness for borrowed money in an aggregate amount greater than $5.0 million (other than Non-recourse Purchase Money Indebtedness) that results in acceleration of the maturity of such Indebtedness, or failure to pay any such Indebtedness at maturity, if such Indebtedness is not discharged or such acceleration is not rescinded or annulled within 10 days after written notice as provided in the Indenture;

     (f) one or more final judgments or orders by a court of competent jurisdiction are entered against us or any Restricted Subsidiary in an uninsured or unindemnified aggregate amount outstanding at any time in excess of $5.0 million and such judgments or orders are not discharged, waived, stayed, satisfied or bonded for a period of 60 consecutive days;

     (g) certain events of bankruptcy, insolvency or reorganization with respect to Swift or any Significant Subsidiary; or

     (h) a Subsidiary Guaranty ceases to be in full force and effect (other than in accordance with the terms of the Indenture and such Subsidiary Guaranty) or a Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guaranty.

     The Indenture provides that if an Event of Default (other than an Event of Default described in clause (g) above) with respect to the Notes at the time outstanding shall occur and be continuing, either

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the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes by notice as provided in the Indenture may declare the principal amount of the Notes to be due and payable immediately. If an Event of Default described in clause (g) above with respect to the Notes at the time outstanding shall occur, the principal amount of all the Notes will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of at least a majority in aggregate principal amount of the outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, have been cured or waived as provided in the Indenture.

     Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders of the Notes, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the Holders of at least a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes.

     No Holder of Notes will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

     (a) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Notes;

     (b) the Holders of at least 25% in aggregate principal amount of the outstanding Notes have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee; and

     (c) the Trustee has failed to institute such proceeding and has not received from the Holders of at least a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request, within 60 days after such notice, request and offer.

However, such limitations do not apply to a suit instituted by a Holder of Notes for the enforcement of payment of the principal of or any premium or interest on such Notes on or after the applicable due date specified in such Notes.

MODIFICATION OF THE INDENTURE; WAIVER

     The Indenture provides that modifications and amendments of the Indenture may be made by us, any Subsidiary Guarantors and the Trustee without the consent of any Holders of Notes in certain limited circumstances, including:

     (a) to cure any ambiguity, omission, defect or inconsistency;

     (b) to provide for the assumption of the obligations of Swift under the Indenture upon the merger, consolidation or sale or other disposition of all or substantially all the Property of Swift and the Restricted Subsidiaries taken as a whole and certain other events specified in the provisions of the Indenture described under "Merger, Consolidation and Sale of Substantially All Assets";

     (c) to provide for uncertificated Notes in addition to or in place of certificated Notes;

     (d) to comply with any requirement of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

     (e) to make any change that does not adversely affect the rights of any Holder of Notes in any material respect;

     (f) to add or remove Subsidiary Guarantors pursuant to the procedure set forth in the Indenture; and

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     (g) certain other modifications and amendments as set forth in the
Indenture.

     The Indenture contains provisions permitting us, any Subsidiary Guarantors and the Trustee with the written consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes, to execute supplemental indentures or amendments adding any provisions to or changing or eliminating any of the provisions of the Indenture or modifying the rights of the Holders of the Notes, except that no such supplemental indenture, amendment or waiver may, without the consent of all the Holders of outstanding Notes, among other things:

     (a) reduce the principal amount of Notes whose Holders must consent to an amendment or waiver;

     (b) reduce the rate of or change the time for payment of interest on any Notes;

     (c) change the currency in which any amount due in respect of the Notes is payable;

     (d) reduce the principal of or any premium on or change the Stated Maturity of any Notes or alter the redemption provisions with respect thereto;

     (e) reduce the relative ranking of any Notes;

     (f) release any security that may have been granted to the Trustee in respect of the Notes;

     (g) at any time after a Change of Control has occurred, change the repurchase price or the time at which the Change of Control Offer relating thereto must be made or at which the Notes must be repurchased pursuant to such Change of Control Offer; or

     (h) make certain other significant amendments or modifications as specified in the Indenture.

     The Holders of at least a majority in aggregate principal amount of the outstanding Notes may waive compliance by Swift with certain restrictive provisions of the Indenture. The Holders of at least a majority in aggregate principal amount of the outstanding Notes may waive any past default under the Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture that cannot be amended without the consent of the Holders of each outstanding Note.

     No amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Indebtedness then outstanding unless the holders of such Senior Indebtedness (or their Representative) consent to such change. The consent of the Holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the Indenture becomes effective, we are required to mail to each registered Holder of the Notes at such Holder's address appearing in the Security Register a notice briefly describing such amendment. However, the failure to give such notice to all Holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

NOTICES

     Notices to Holders of the Notes will be given by mail to the addresses of such Holders as they may appear in the Security Register.

GOVERNING LAW

     The Indenture and the Notes are governed by and construed in accordance with the laws of the State of New York.

TRUSTEE

     Bank One, NA is the Trustee under the Indenture. It is also the trustee under the indenture for the 2009 Notes. Bank One, NA maintains normal banking relationships with us and our Subsidiaries and may perform certain services and transact other business with us and our Subsidiaries from time to time in the ordinary course of business. In accordance with the Trust Indenture Act, should a default occur with
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respect to either the Notes or the 2009 Notes, Bank One, NA would be required to resign as trustee under one of the two indentures within 90 days of the default unless the default were cured, waived or otherwise eliminated.

BOOK-ENTRY SYSTEM

     The Notes will be initially issued in the form of one or more Global Securities registered in the name of The Depository Trust Company ("DTC") or its nominee.

     Upon the issuance of a Global Security, DTC will credit the accounts of Persons holding through it with the respective principal amounts of the Notes represented by such Global Security purchased by such Persons in this offering of the Notes. Such accounts shall be designated by the underwriters of the Offered Notes. Ownership of beneficial interests in a Global Security will be limited to Persons that have accounts with DTC ("participants") or Persons that may hold interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by DTC (with respect to participants' interests) and such participants (with respect to the owners of beneficial interests in such Global Security other than participants). The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

     Payment of principal of and interest on Notes represented by a Global Security will be made in immediately available funds to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the Notes represented thereby for all purposes under the Indenture. We have been advised by DTC that upon receipt of any payment of principal of or interest on any Global Security, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Security as shown on the records of DTC. Payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of such participants.

     A Global Security may not be transferred except as a whole by DTC or a nominee of DTC to a nominee of DTC or to DTC. A Global Security is exchangeable for certificated Notes only if:

     (a) DTC notifies us that it is unwilling or unable to continue as a depositary for such Global Security or if at any time DTC ceases to be a clearing agency registered under the Exchange Act;

     (b) we in our discretion at any time determine not to have all the Notes represented by such Global Security; or

     (c) a Default or an Event of Default with respect to the Notes represented by such Global Security occurs, and DTC requests the Trustee and us to effect such an exchange.

     Any Global Security that is exchangeable for certificated Notes pursuant to the preceding sentence will be exchanged for certificated Notes in authorized denominations and registered in such names as DTC or any successor depositary holding such Global Security may direct. Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security of like denomination to be registered in the name of DTC or any successor depositary or its nominee. In the event that a Global Security becomes exchangeable for certificated Notes,

     (a) certificated Notes will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof,

     (b) payment of principal of, and premium, if any, and interest on, the certificated Notes will be payable, and the transfer of the certificated Notes will be registerable, at the office or agency of Swift maintained for such purposes, and

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     (c) no service charge will be made for any registration of transfer or exchange of the certificated Notes, although we may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith.

     So long as DTC or any successor depositary for a Global Security, or any nominee, is the registered owner of such Global Security, DTC or such successor depositary or nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Security for all purposes under the Indenture and the Notes. Except as set forth above, owners of beneficial interests in a Global Security will not be entitled to have the Notes represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of certificated Notes in definitive form and will not be considered to be the owners or holders of any Notes under such Global Security. Accordingly, each Person owning a beneficial interest in a Global Security must rely on the procedures of DTC or any successor depositary, and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a Holder under the Indenture. We understand that under existing industry practices, in the event that we request any action of Holders or that an owner of a beneficial interest in a Global Security desires to give or take any action that a Holder is entitled to give or take under the Indenture, DTC would authorize the participants holding the relevant beneficial interest to give or take such action and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     DTC has advised us that DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (which may include the underwriters of the Offered Notes), banks, trust companies, clearing corporations and certain other organizations some of whom (or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in Global Securities among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of Swift, the Trustee or the underwriters of the Offered Notes will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

                                       S-90
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                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain U.S. federal income tax consequences of the purchase, ownership and disposition of the notes to initial purchasers of the notes who are U.S. Holders (as defined below) and certain U.S. federal income and estate tax consequences of the purchase, ownership and disposition of the notes to initial purchasers who are Non-U.S. Holders (as defined below). This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing, temporary and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This discussion does not address the U.S. federal income tax consequences to subsequent purchasers of notes, and is limited to initial purchasers who purchase the notes at the public offering price to investors set forth on the cover page of this prospectus supplement who hold the notes as capital assets, within the meaning of section 1221 of the Code. Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to particular initial purchasers in light of their personal circumstances or to certain types of initial purchasers (such as persons having a functional currency other than the U.S. dollar, persons subject to special rules applicable to former citizens and residents of the U.S., persons subject to the alternative minimum tax, grantor trusts, real estate investment trusts, certain financial institutions, insurance companies, tax-exempt entities, dealers in securities or currencies or persons holding the notes in connection with a hedging transaction, straddle, conversion transaction or other integrated transaction, corporations treated as foreign or domestic personal holding companies, controlled foreign corporations, passive foreign investment companies or Non-U.S. Holders that are owned or controlled by U.S. Holders).

     Jenkens & Gilchrist, a Professional Corporation, has reviewed the discussion below and is of the opinion that the discussion fairly summarizes the U.S. federal income tax consequences of the purchase, ownership and disposition of the notes that are likely to be material to an initial purchaser who is a U.S. Holder and who acquires the notes at their initial issue price and certain U.S. federal income and estate tax consequences of the purchase, ownership and disposition of the notes by a Non-U.S. Holder who acquires the notes in the initial issue at their initial issue price. The opinion is based on various assumptions, including assumptions regarding the accuracy of factual representations made by Swift and is subject to limitations. Their opinion is not binding on the Internal Revenue Service or any court. The Internal Revenue Service may challenge part or all of their opinion and such a challenge could be successful.

     PROSPECTIVE HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THEIR PARTICIPATION IN THE OFFERING AND THEIR OWNERSHIP, EXCHANGE AND DISPOSITION OF THE NOTES, INCLUDING THE APPLICABILITY OF ANY U.S. FEDERAL TAX LAWS OR ANY STATE, LOCAL OR FOREIGN TAX LAWS OR UNDER AN APPLICABLE TAX TREATY, AND ANY CHANGES (OR PROPOSED CHANGES) IN APPLICABLE TAX LAWS OR INTERPRETATIONS THEREOF.

U.S. FEDERAL INCOME TAXATION OF U.S. HOLDERS

     As used herein, the term "U.S. Holder" means a holder of a note that is, for U.S. federal income tax purposes:

     - a citizen or resident of the U.S.;

     - a corporation or other entity created or organized in or under the laws of the U.S. or any political subdivision thereof;

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

     - an estate whose income is includible in gross income for U.S. federal income tax purposes, regardless of its source; or

     - a trust:

          (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust; or

          (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

     If a partnership holds notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships that are prospective holders of the notes are urged to consult their own tax advisors.

  Interest on the Notes

     The notes pay interest at a stated rate of nine and three-eighths percent (9 3/8%). The stated interest paid on the notes is qualified stated interest and a U.S. Holder will be required to include interest on each note in his, her or its income in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes.

  Effect of Repurchase or Optional Redemption on Original Issue Discount

     The U.S. Holders of notes have the right to require Swift to repurchase all or any part of such holder's notes upon a Change of Control. See "Description of the Notes -- Repurchase at the Option of Holders Upon a Change of Control." Under applicable Treasury regulations, computation of the yield-to-maturity of a debt instrument is not affected by these repurchase rights and obligations if, based on all facts and circumstances as of the issue date, there is a remote likelihood that a Change of Control will occur. Swift also has the right to redeem all of the notes after May 1, 2007 and may redeem up to 33 1/3% of the aggregate principal amount of the notes originally issued with the net proceeds of one or more Equity Offerings prior to May 1, 2005. See "Description of the Notes -- Optional Redemption". Under applicable Treasury regulations, solely for the purpose of computing original issue discount, Swift will be assumed to exercise any unconditional option to redeem a debt instrument if such exercise will lower the yield-to-maturity of the debt instrument. Swift does not intend, on the issuance date, to treat the repurchase and optional redemption provisions described in this paragraph as affecting the computation of yield-to-maturity of the notes. Accordingly, Swift intends to take the position (which generally will be binding on a U.S. Holder unless the U.S. Holder explicitly discloses a different position on his, her or its timely filed U.S. federal income tax return) that the notes are not issued with original issue discount. The Internal Revenue Service may or may not agree with this conclusion. If the notes were issued with original issue discount, the U.S. Holder would be required to accrue such original issue discount commencing with the date of purchase, on a constant accrual basis, regardless of such holder's method of accounting for U.S. federal income tax purposes.

     Future events described herein could cause the notes to be treated, for original issue discount purposes, as retired and then reissued on the date of the change in circumstances for an amount equal to the note's adjusted issue price on that date. U.S. Holders should consult their own tax advisors regarding the potential effect, if any, of these events on their particular situation.

  Sale, Disposition or Retirement

     Upon the sale, retirement at maturity or other taxable disposition of a note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued but unpaid interest, which will be taxable as ordinary income) and such U.S. Holder's adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in a note generally will

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equal the cost of the note to such U.S. Holder, less any principal payments or other payments that are not qualified stated interest received by such U.S. Holder. Gain or loss recognized on the disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if, at the time of such disposition, the U.S. Holder's holding period for the note is more than one year. The deductibility of capital losses by a U.S. Holder is subject to limitations.

  Backup Withholding and Information Reporting

     Information reporting requirements generally will apply to certain payments of principal and interest made by Swift on, or the proceeds of the sale or other disposition prior to maturity of, the notes. Backup withholding tax may apply to these payments if the U.S. Holder fails to:

     - furnish his, her or its taxpayer identification number (social security or employer identification number);

     - certify that his, her or its number is correct;

     - certify that he, she or it is not subject to backup withholding; or

     - otherwise comply with the applicable requirements of the backup withholding rules.

     Certain U.S. Holders, including all corporations, are not subject to backup withholding and information reporting requirements. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be allowed as a credit against that U.S. Holder's U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service. The back withholding rate is 30% for years 2002 and 2003, but is scheduled to be reduced to 29% for years 2004 and 2005, and 28% for 2006 and thereafter.

U.S. FEDERAL INCOME TAXATION OF NON-U.S. HOLDERS

     As used herein, the term "Non-U.S. Holder" means any beneficial owner of a note that is not a U.S. Holder.

  Payment of Interest

     In general, payments of interest received by a Non-U.S. Holder will not be subject to U.S. federal withholding tax, provided that:

     (i) the Non-U.S. Holder, as beneficial owner,

          (a) does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Swift entitled to vote;

          (b) is not a controlled foreign corporation that is related to Swift actually or constructively through stock ownership; and

          (c) is not a bank receiving the interest pursuant to a loan agreement entered into in its ordinary course of business;

     (ii) the interest payments are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the U.S.; and

     (iii) the Non-U.S. Holder, as beneficial owner satisfies the certification requirement.

     The certification requirement is generally satisfied if the beneficial owner of a note certifies on IRS Form W-8BEN (or a suitable substitute form), under penalties of perjury, that he, she or it is not a U.S. person and provides its name and address, and

     - the beneficial owner files the IRS Form W-8BEN with the withholding agent; or

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     - in the case of notes held on behalf of a beneficial owner by a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business, the financial institution files with the withholding agent a statement that it has received the Form W-8BEN (or a suitable substitute form) from the Non-U.S. Holder or from another financial institution acting on behalf of that Non-U.S. Holder, furnishes the withholding agent with a copy thereof and otherwise complies with the applicable certification requirements.

     In the case of notes held by a foreign partnership, the certification is normally provided by the partners and the partnership provides other specified information. Special rules apply with respect to withholding foreign partnerships. A withholding agent, as used herein, is generally the last U.S. payor (or a non-U.S. payor who is a qualified intermediary, U.S. branch of a foreign person, or a withholding foreign partnership) in the chain of payment prior to payment to a Non-U.S. Holder (which itself is not a withholding agent).

     Other alternative procedures exist in order to satisfy the certification requirement, depending upon the circumstances applicable to the Non-U.S. Holder. The certification requirement is not met if either Swift or the withholding agent has actual knowledge that the beneficial owner is a U.S. Holder or that the conditions of any exemption are not, in fact, satisfied. Non-U.S. Holders, including foreign partnerships and their partners, should consult their own tax advisors regarding the certification requirements for Non-U.S. Holders and the effect, if any, of the certification requirements on their particular situation.

     Payments of interest not exempt from U.S. federal withholding tax as described above will be subject to such withholding tax at the rate of 30%, unless (i) subject to reduction under an applicable income tax treaty or (ii) the interest is effectively connected to a U.S. trade or business and the holder provides Form W-8ECI (or a suitable substitute form) to the withholding agent and meets any other applicable certification requirement. In order to claim a reduced or zero withholding rate under an applicable income tax treaty, the beneficial owner of the note, must, under penalties of perjury, provide the withholding agent with a properly completed and executed IRS Form W-8BEN (or a suitable substitute form) claiming an exemption from, or reduction in the rate of, withholding under the benefit of such applicable income tax treaty and meet any other applicable certification requirement.

  Sale, Disposition or Retirement

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax (and generally no tax will be withheld) with respect to gain (excluding gain representing accrued interest in which case the rules for interest apply) realized on the sale, exchange, retirement at maturity or other taxable disposition of a note unless:

     - the Non-U.S. Holder is an individual who is present in the U.S. for a period or periods aggregating 183 or more days in the taxable year of the disposition and, generally, either has a "tax home" or "other fixed place of business" in the U.S. or

     - such gains are effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the U.S.

  U.S. Trade or Business

     If a Non-U.S. Holder holds a note in connection with the conduct of a trade or business in the U.S. (i) any interest on the note, and any gain from disposing of the note generally will be subject to U.S. federal income tax as if the holder were a U.S. Holder, and (ii) Non-U.S. Holders that are corporations may be subject to the "branch profits tax" on earnings that are connected with a U.S. trade or business, including earnings from the note. This tax is 30%, but may be reduced or eliminated by an applicable income tax treaty provided any applicable certification requirement is met.

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  Backup Withholding and Information Reporting

     Backup withholding and information reporting requirements generally will not apply to payments of interest made by Swift or a withholding agent to Non-U.S. Holders if the certification requirements described above under "U.S. Federal Income Taxation of Non-U.S. Holders -- Payment of Interest" are met, provided that the payor does not have actual knowledge that the holder is a U.S. Holder or that the conditions of any other exemption are not, in fact, satisfied. If the sale, exchange or other disposition of a note is made to or through a foreign office of a foreign custodian, foreign nominee or foreign agent of the Non-U.S. Holder, or if a foreign office of a foreign broker pays the proceeds of the sale of a note to the seller, backup withholding and information reporting normally will not apply. Information reporting requirements (but not backup withholding) will apply, however, to a payment by a foreign office of a broker that is a U.S. person, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S., a foreign partnership with certain connections to the U.S., or a controlled foreign corporation (as defined in the Code). Backup withholding may apply, however, to any payment that the broker is required to report if that broker has actual knowledge that the payee is a U.S. Holder or that the conditions of any other exemption are not, in fact, satisfied. Payment by a U.S. office of a broker is subject to both backup withholding and information reporting unless the holder certifies under penalties of perjury that it is a Non-U.S. Holder or otherwise establishes an exemption, provided the broker does not have actual knowledge that the holder is a U.S. Holder or that the conditions of any other exemption are not, in fact, satisfied.

     Non-U.S. Holders of notes should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a credit against such Non-U.S. Holder's U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

U.S. FEDERAL ESTATE TAXATION OF NON-U.S. HOLDERS

     Subject to applicable estate tax treaty provisions, notes held at the time of death (or notes transferred before death but subject to certain retained rights or powers) by an individual who at the time of death is not a citizen or resident of the U.S. (as specifically defined for U.S. federal estate tax purposes), will not be included in such individual's gross estate for U.S. federal estate tax purposes provided that the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Swift entitled to vote or hold the notes in connection with a U.S. trade or business.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated April 11, 2002, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation ("CSFB") is acting as representative, the following respective principal amounts of the notes:

                                                                PRINCIPAL
UNDERWRITER                                                       AMOUNT
-----------                                                    ------------
Credit Suisse First Boston Corporation......................   $106,000,000
CIBC World Markets Corp. ...................................     22,000,000
A.G. Edwards & Sons, Inc. ..................................     14,000,000
Jefferies & Company, Inc. ..................................     14,000,000
J.P. Morgan Securities Inc. ................................     10,000,000
Morgan Stanley & Co. Incorporated...........................     10,000,000
UBS Warburg LLC.............................................     10,000,000
Banc One Capital Markets, Inc. .............................      4,000,000
Friedman, Billings, Ramsey & Co., Inc. .....................      4,000,000
BNP Paribas Securities Corp. ...............................      2,000,000
Credit Lyonnais Securities (USA) Inc. ......................      2,000,000
SG Cowen....................................................      2,000,000
                                                               ------------
          Total.............................................   $200,000,000
                                                               ============

     The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased.

     We estimate that our out of pocket expenses for this offering will be approximately $550,000.

     The notes are a new issue of securities with no established trading market. One or more of the underwriters intends to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

     We intend to use more than 10% of the net proceeds from the sale of the notes to repay indebtedness owed by us to certain of the underwriters or their affiliates who are lenders under our credit facility. Accordingly, the offering is being made in compliance with the requirements of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. This rule provides generally that if more than 10% of the net proceeds from the sale of debt securities, not including underwriting compensation, is paid to the underwriters of such debt securities or their affiliates, the yield on the securities may not be lower than that recommended by a "qualified independent underwriter" meeting certain standards. Accordingly, CSFB is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The yield on the notes, when sold to the public at the public offering price set forth on the cover page of this prospectus supplement, is no lower than that recommended by CSFB.

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act of 1933 (the "Securities Act") relating to, any additional debt securities, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of CSFB for a period of 60 days after the date of this prospectus supplement.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

     In connection with the offering the underwriters may engage in stabilizing transactions, syndicate covering transactions and penalty bids.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the notes originally sold by such syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

     In the ordinary course of their businesses, certain of the underwriters and their affiliates have engaged, and may in the future engage, in investment banking or commercial banking transactions with us and our affiliates. Also, affiliates of certain of the underwriters are lenders under our credit facility. The decision of the underwriters to distribute the notes was made independently of the affiliates of the underwriters that are lenders under the credit facility, which lenders had no involvement in determining whether or when to distribute the notes under this offering or the terms of this offering. The underwriters will not receive any benefit from this offering other than the underwriting discount to be provided by us. Bank One, NA is the Trustee under the Indenture. It is also the trustee under the indenture for our 10 1/4% senior subordinated notes due 2009. Bank One, NA is also the counter party for the oil collars we entered into on March 28, 2002. In addition, CSFB acted as the sole underwriter in our recent common stock offering.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of notes are made. Any resale of the notes in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

REPRESENTATIONS OF PURCHASERS

     By purchasing notes in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

     - the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws;

     - where required by law, that the purchaser is purchasing as principal and not as agent; and

     - the purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION -- ONTARIO PURCHASERS ONLY

     Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus supplement during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against us in the event that this prospectus supplement contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven not to represent the depreciation in value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

ENFORCEMENT OF LEGAL RIGHTS

     All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the offered notes and U.S. tax matters relating to the notes will be passed upon for us by Jenkens & Gilchrist, a Professional Corporation, Houston, Texas. Certain legal matters will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS

     The audited financial statements included in this prospectus supplement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     Information set forth in this prospectus supplement regarding our estimated quantities of oil and gas reserves and the discounted present value of future net cash flows therefrom is based upon estimates of such reserves and present values prepared by H.J. Gruy & Associates, Inc., independent petroleum engineers. All such information has been so included herein in reliance upon the authority of such firm as experts in such matters.

                                 OTHER MATTERS

     On March 14, 2002, our independent public accountant, Arthur Andersen LLP, was indicted on federal obstruction of justice charges arising from the federal government's investigation of Enron Corp. Arthur Andersen has pled not guilty and indicated that it intends to contest the indictment. Given the uncertainty surrounding the indictment, it may become difficult for purchasers of the notes to seek remedies against Arthur Andersen. The SEC has said that it will continue accepting financial statements audited by Arthur Andersen, and interim financial statements reviewed by it, so long as Arthur Andersen is able to make certain representations to its clients concerning audit quality controls, which representations have been made to us. Our Audit Committee has been monitoring these developments, and if necessary will take appropriate action regarding the auditing of our financial statements.

                               GLOSSARY OF TERMS

     The following abbreviations and terms have the indicated meanings when used in this prospectus supplement:

     BBL means barrel or barrels of oil.

     BCF means billion cubic feet of natural gas.

     BCFE means billion cubic feet of natural gas equivalent (see Mcfe).

     BOE means one revenue interests barrel of oil equivalent using the ratio of one barrel of crude oil, condensate or natural gas liquids to six Mcf of natural gas.

     BTU means British thermal unit, which is a heating equivalent measure for natural gas (see MMBtu).

     DEVELOPMENT WELL means a well drilled within the presently proved productive area of an oil or natural gas reservoir, as indicated by reasonable interpretation of available data, with the objective of completing in that reservoir.

     EXPLORATORY WELL means a well drilled either in search of a new, as yet undiscovered oil or natural gas reservoir or to greatly extend the known limits of a previously discovered reservoir.

     FAIR MARKET VALUE is defined as the maximum price that a willing buyer will pay and a willing seller will sell at a given point in time at which the buyer is under no compulsion to buy and the seller is not compelled to sell, both having reasonable knowledge of all the material circumstances.

     GROSS ACRE means an acre in which a working interest is owned. The number of gross acres is the total number of acres in which a working interest is owned.

     GROSS WELL means a well in which a working interest is owned. The number of gross wells is the total number of wells in which a working interest is owned.

     MCF means thousand cubic feet of natural gas.

     MCFE means thousand cubic feet of natural gas equivalent, which is determined using the ratio of one barrel of oil, condensate or natural gas liquids to six Mcf of natural gas.

     MMBOE means million barrels of oil equivalent (see BOE).

     MMBTU means Million British thermal units, which is a heating equivalent measure for natural gas and is an alternate measure of natural gas reserves, as opposed to Mcf, which is strictly a measure of natural gas volumes. Typically prices quoted for natural gas are designated as prices per MMBtu, the same basis on which natural gas is contracted for sale.

     MMCF means million cubic feet of natural gas.

     MMCFE means million cubic feet of natural gas equivalent (see Mcfe).

     NET ACRE means the sum of fractional ownership working interests in gross acres equals one. The number of net acres is the sum of fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

     NET WELL is deemed to exist when the sum of fractional ownership working interests in gross wells equals one. The number of net wells is the sum of fractional working interests owned in gross wells expressed as whole numbers and fractions thereof.

     NGL means natural gas liquid.

     PRODUCING WELL means an exploratory or development well found to be capable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well.

     PROVED DEVELOPED RESERVES means reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

     PROVED UNDEVELOPED RESERVES means proved reserves that are expected to be recovered from new wells on undrilled acreage.

     PROVED OIL AND GAS RESERVES means the estimated quantities of crude oil, natural gas, and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, that is, prices and costs as of the date the estimate is made.

     PV-10 VALUE means, in accordance with SEC guidelines, the estimated future net cash flow to be generated from the production of proved reserves discounted to present value using an annual discount rate of 10%. These amounts are calculated net of estimated production costs and future development costs, using prices and costs in effect as of a certain date, without escalation and without giving effect to non-property related expenses such as general and administrative expenses, debt services, future income tax expenses or depreciation, depletion and amortization.

     PRODUCING PROPERTIES means properties (or interests in properties) producing oil and gas in commercial quantities. Producing Properties include associated well machinery and equipment, gathering systems, storage facilities or processing installations or other equipment and property associated with the production and field processing of oil or gas. Interests in Producing Properties may include Working Interests, production payments, Royalty Interests, Overriding Royalty Interest, Net Profits Interests and other non-operating interests. Producing Properties may include gas gathering lines or pipelines. The geographical limits of a Producing Property may be enlarged or contracted on the basis of subsequently acquired geological data to define the productive limits of a reservoir, or as a result of action by a regulatory agency employing such criteria as the regulatory agency may determine.

     PROVED RESERVES means those quantities of crude oil, natural gas and natural gas liquids which, upon analysis of geologic and engineering data, appear with reasonable certainty to be recoverable in the future from known oil and gas reservoirs under existing economic and operating conditions. Proved Reserves are limited to those quantities of oil and gas which can be reasonably expected to be recoverable commercially at current prices and costs, under existing regulatory practices and with existing conventional equipment and operating methods.

     RESERVE REPLACEMENT COST means, with respect to proved reserves, a three-year average (unless otherwise indicated) calculated by dividing total incurred acquisition, exploration and development costs (exclusive of future development costs) by net reserves added during the period.

     ROYALTY INTEREST means a fractional interest in the gross production, or the gross proceeds therefrom, of oil and gas and other minerals under a lease; free of any expenses of exploration, development, operation and maintenance.

     SFAS means Statement of Financial Accounting Standards.

     TAWN refers to New Zealand producing properties acquired by Swift in January 2002 and is comprised of the Tariki, Ahuroa, Waihapa and Ngaere fields.

     WORKING INTEREST means the operating interest under an oil, gas and mineral lease or other property interest covering a specific tract or tracts of land. The owner of a Working Interest has the right to explore for, drill and produce the oil, gas and other minerals covered by such lease or other property interest and the obligation to bear the costs of exploration, development, operation or maintenance applicable to that owner's interest.

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants....................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Income...........................  F-4
Consolidated Statements of Stockholders' Equity.............  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Swift Energy Company:

     We have audited the accompanying consolidated balance sheets of Swift Energy Company (a Texas corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Swift Energy Company and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                            ARTHUR ANDERSEN LLP

Houston, Texas
February 18, 2002

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                   2001            2000
                                                              --------------   -------------
ASSETS


Current Assets:
  Cash and cash equivalents.................................  $    2,149,086   $   1,986,932
  Accounts receivable --
     Oil and gas sales......................................      14,215,189      26,939,472
     Associated limited partnerships and joint ventures.....       6,259,604       2,685,003
     Joint interest owners..................................      11,467,461       7,181,974
  Other current assets......................................       2,661,640       3,079,498
                                                              --------------   -------------
          Total Current Assets..............................      36,752,980      41,872,879
                                                              --------------   -------------
Property and Equipment:
  Oil and gas, using full cost accounting
     Proved properties being amortized......................     974,698,428     753,426,124
     Unproved properties not being amortized................      95,943,163      55,512,872
                                                              --------------   -------------
                                                               1,070,641,591     808,938,996
  Furniture, fixtures, and other equipment..................       8,706,414       8,873,266
                                                              --------------   -------------
                                                               1,079,348,005     817,812,262
     Less -- Accumulated depreciation, depletion, and
       amortization.........................................    (448,139,334)   (290,725,112)
                                                              --------------   -------------
                                                                 631,208,671     527,087,150
                                                              --------------   -------------
Other Assets:
  Deferred charges..........................................       3,723,182       3,426,972
                                                              --------------   -------------
                                                                   3,723,182       3,426,972
                                                              --------------   -------------
                                                              $  671,684,833   $ 572,387,001
                                                              ==============   =============


LIABILITIES AND STOCKHOLDERS' EQUITY


Current Liabilities:
  Accounts payable and accrued liabilities..................  $   38,884,380   $  54,977,397
  Payable to associated limited partnerships................      26,573,490       1,291,787
  Undistributed oil and gas revenues........................       7,787,465       8,055,587
                                                              --------------   -------------
          Total Current Liabilities.........................      73,245,335      64,324,771
                                                              --------------   -------------

Long-Term Debt..............................................     258,197,128     134,729,485
Deferred Income Taxes.......................................      27,589,650      41,178,590

Commitments and Contingencies

Stockholders' Equity:
  Preferred stock, $.01 par value, 5,000,000 shares
     authorized, none outstanding...........................              --              --
  Common stock, $.01 par value, 85,000,000 and 35,000,000
     shares authorized, 25,634,598 and 25,452,148 shares
     issued, and 24,795,564 and 24,608,344 shares
     outstanding, respectively..............................         256,346         254,521
  Additional paid-in capital................................     296,172,820     293,396,723
  Treasury stock held, at cost, 839,034 and 843,804 shares,
     respectively...........................................     (12,032,791)    (12,101,199)
  Retained earnings.........................................      28,256,345      50,604,110
                                                              --------------   -------------
                                                                 312,652,720     332,154,155
                                                              --------------   -------------
                                                              $  671,684,833   $ 572,387,001
                                                              ==============   =============

            See accompanying Notes to Consolidated Financial Statements.

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                              YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------
                                                         2001           2000           1999
                                                     ------------   ------------   ------------
Revenues:
  Oil and gas sales................................  $181,184,635   $189,138,947   $108,898,696
  Fees from limited partnerships and joint
     ventures......................................       427,583        331,497        229,749
  Interest income..................................        49,281      1,339,386        833,204
  Price risk management and other, net.............     2,145,991        815,116        709,358
                                                     ------------   ------------   ------------
                                                      183,807,490    191,624,946    110,671,007
                                                     ------------   ------------   ------------
Costs and Expenses:
  General and administrative, net of
     reimbursement.................................     8,186,654      5,585,487      4,497,400
  Depreciation, depletion, and amortization........    59,502,040     47,771,393     42,348,901
  Oil and gas production...........................    36,719,609     29,220,315     19,645,740
  Interest expense, net............................    12,627,022     15,968,405     14,442,815
  Other expenses...................................     2,102,251             --             --
  Write-down of oil and gas properties.............    98,862,247             --             --
                                                     ------------   ------------   ------------
                                                      217,999,823     98,545,600     80,934,856
                                                     ------------   ------------   ------------
Income (Loss) Before Income Taxes, Extraordinary
  Item and Change in Accounting Principle..........   (34,192,333)    93,079,346     29,736,151
Provision (Benefit) for Income Taxes...............   (12,237,436)    33,265,480     10,449,577
                                                     ------------   ------------   ------------
Income (Loss) Before Extraordinary Item and Change
  in Accounting Principle..........................  $(21,954,897)  $ 59,813,866   $ 19,286,574
Extraordinary Loss on Early Extinguishment of Debt
  (net of taxes)...................................            --        629,858             --
Cumulative Effect of Change in Accounting Principle
  (net of taxes)...................................       392,868             --             --
                                                     ------------   ------------   ------------
Net Income (Loss)..................................  $(22,347,765)  $ 59,184,008   $ 19,286,574

Per Share Amounts --
  Basic: Income (Loss) Before Extraordinary Item
     and Change in Accounting Principle............  $      (0.89)  $       2.82   $       1.07
     Extraordinary Loss............................            --          (0.03)            --
     Change in Accounting Principle................         (0.01)            --             --
                                                     ------------   ------------   ------------
     Net Income (Loss).............................  $      (0.90)  $       2.79   $       1.07
  Diluted: Income (Loss) Before Extraordinary Item
     and Change in Accounting Principle............  $      (0.89)  $       2.53   $       1.07
     Extraordinary Loss............................            --          (0.02)            --
     Change in Accounting Principle................         (0.01)            --             --
                                                     ------------   ------------   ------------
     Net Income (Loss).............................  $      (0.90)  $       2.51   $       1.07

Weighted Average Shares Outstanding................    24,732,099     21,244,684     18,050,106
                                                     ============   ============   ============

          See accompanying Notes to Consolidated Financial Statements.

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                               RETAINED
                                COMMON      ADDITIONAL                         EARNINGS
                               STOCK(1)   PAID-IN CAPITAL   TREASURY STOCK    (DEFICIT)        TOTAL
                               --------   ---------------   --------------   ------------   ------------
Balance, December 31, 1998...  $169,725    $148,901,270      $(11,841,884)   $(27,866,472)  $109,362,639
Stock issued for benefit
  plans
  (90,738 shares)............       224        (366,408)          978,956              --        612,772
Stock options exercised
  (65,477 shares)............       655         461,102                --              --        461,757
Employee stock purchase plan
  (22,771 shares)............       228         181,577                --              --        181,805
Public stock offering
  (4,600,000 shares).........    46,000      41,915,310                --              --     41,961,310
Purchase of 246,500 shares
  as treasury stock..........        --              --        (1,462,740)             --     (1,462,740)
Net income...................        --              --                --      19,286,574     19,286,574
                               --------    ------------      ------------    ------------   ------------
Balance, December 31, 1999...  $216,832    $191,092,851      $(12,325,668)   $ (8,579,898)  $170,404,117
Stock issued for benefit
  plans
  (46,632 shares)............       310         297,060           224,469              --        521,839
Stock options exercised
  (543,450 shares)...........     5,434       4,316,446                --              --      4,321,880
Employee stock purchase plan
  (29,889 shares)............       299         297,414                --              --        297,713
Subordinated notes conversion
  (3,164,644 shares).........    31,646      97,392,952                --              --     97,424,598
Net income...................        --              --                --      59,184,008     59,184,008
                               --------    ------------      ------------    ------------   ------------
Balance, December 31, 2000...  $254,521    $293,396,723      $(12,101,199)   $ 50,604,110   $332,154,155
Stock issued for benefit
  plans
  (11,945 shares)............        72         354,973            68,408              --        423,453
Stock options exercised
  (152,915 shares)...........     1,529       1,942,634                --              --      1,944,163
Employee stock purchase plan
  (22,360 shares)............       224         478,490                --              --        478,714
Net loss.....................        --              --                --     (22,347,765)   (22,347,765)
                               --------    ------------      ------------    ------------   ------------
Balance, December 31, 2001...  $256,346    $296,172,820      $(12,032,791)   $ 28,256,345   $312,652,720
                               ========    ============      ============    ============   ============

---------------

(1) $.01 par value

          See accompanying Notes to Consolidated Financial Statements.

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            YEAR ENDED DECEMBER 31,
                                                -----------------------------------------------
                                                    2001             2000             1999
                                                -------------    -------------    -------------
Cash Flows from Operating Activities:
  Net income (loss)...........................  $ (22,347,765)   $  59,184,008    $  19,286,574
  Adjustments to reconcile net income (loss)
       to net cash provided by operating
       activities --
     Depreciation, depletion, and
       amortization...........................     59,502,040       47,771,393       42,348,901
     Write-down of oil and gas properties.....     98,862,247               --               --
     Deferred income taxes....................    (12,555,618)      33,413,626       10,435,115
     Deferred revenue amortization related to
       production payment.....................             --         (587,629)      (1,056,284)
     Other....................................        509,973        1,075,848          628,614
     Change in assets and liabilities --
       (Increase) decrease in accounts
          receivable..........................     16,207,377      (14,308,274)      (2,889,530)
       Increase in accounts payable and
          accrued liabilities, excluding
          income taxes payable................         12,984        1,601,042        4,850,036
       Increase (decrease) in income taxes
          payable.............................       (306,983)          47,213               --
                                                -------------    -------------    -------------
          Net Cash Provided by Operating
            Activities........................    139,884,255      128,197,227       73,603,426
                                                -------------    -------------    -------------
Cash Flows from Investing Activities:
  Additions to property and equipment.........   (275,126,333)    (173,277,356)     (78,112,550)
  Proceeds from the sale of property and
     equipment................................      9,274,440        3,844,375        4,531,935
  Net cash received as operator of oil and gas
     properties...............................      5,927,539       19,769,213        5,995,842
  Net cash received (distributed) as operator
     of partnerships and joint ventures.......     (3,574,601)       2,674,593         (433,114)
  Other.......................................       (534,898)          (1,329)        (131,135)
                                                -------------    -------------    -------------
          Net Cash Used in Investing
            Activities........................   (264,033,853)    (146,990,504)     (68,149,022)
                                                -------------    -------------    -------------
Cash Flows from Financing Activities:
  Proceeds from (payments of) long-term
     debt.....................................             --      (15,203,000)     124,045,000
  Net proceeds from (payments of) bank
     borrowings...............................    123,400,000       10,600,000     (146,200,000)
  Net proceeds from issuances of common
     stock....................................      1,633,508        2,697,561       42,719,776
  Purchase of treasury stock..................             --               --       (1,462,740)
  Payments of debt issuance costs.............       (721,756)              --       (3,501,441)
                                                -------------    -------------    -------------
          Net Cash Provided by (Used in)
            Financing Activities..............    124,311,752       (1,905,439)      15,600,595
                                                -------------    -------------    -------------
Net Increase (Decrease) in Cash and Cash
  Equivalents.................................  $     162,154    $ (20,698,716)   $  21,054,999
Cash and Cash Equivalents at Beginning of
  Year........................................      1,986,932       22,685,648        1,630,649
                                                -------------    -------------    -------------
Cash and Cash Equivalents at End of Year......  $   2,149,086    $   1,986,932    $  22,685,648
                                                =============    =============    =============
Supplemental Disclosures of Cash Flows
  Information:
Cash paid during year for interest, net of
  amounts capitalized.........................  $  12,207,205    $  15,528,280    $   8,618,020
Cash paid during year for income taxes........  $     441,926    $          --    $          --
Non-Cash Financing Activity:
Conversion of convertible notes to common
  stock.......................................  $          --    $  99,797,000    $          --

          See accompanying Notes to Consolidated Financial Statements.

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION. The accompanying consolidated financial statements include the accounts of Swift Energy Company (Swift) and our wholly owned subsidiaries, which are engaged in the exploration, development, acquisition, and operation of oil and natural gas properties, with a focus on onshore oil and natural gas reserves in Texas and Louisiana, as well as onshore oil and natural gas reserves in New Zealand. Our investments in associated oil and gas partnerships and joint ventures are accounted for using the proportionate consolidation method, whereby our proportionate share of each entity's assets, liabilities, revenues, and expenses are included in the appropriate classifications in the consolidated financial statements. Intercompany balances and transactions have been eliminated in preparing the consolidated financial statements. Certain reclassifications have been made to prior year amounts to conform to current year presentation.

     USE OF ESTIMATES. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

     PROPERTY AND EQUIPMENT. We follow the "full cost" method of accounting for oil and gas property and equipment costs. Under this method of accounting, all productive and nonproductive costs incurred in the exploration, development and acquisition of oil and gas reserves are capitalized. Under the full cost method of accounting, such costs may be incurred both prior to or after the acquisition of a property and include lease acquisitions, geological and geophysical services, drilling, completion, equipment, and certain general and administrative costs directly associated with acquisition, exploration, and development activities. Interest costs related to unproved properties are also capitalized to unproved oil and gas properties. General and administrative costs related to production and general overhead are expensed as incurred.

     No gains or losses are recognized upon the sale or disposition of oil and gas properties, except in transactions involving a significant amount of reserves. The proceeds from the sale of oil and gas properties are generally treated as a reduction of oil and gas property costs. Fees from associated oil and gas exploration and development limited partnerships are credited to oil and gas property costs to the extent they do not represent reimbursement of general and administrative expenses currently charged to expense.

     Future development, site restoration, and dismantlement and abandonment costs, net of salvage values, are estimated property-by-property based on current economic conditions, and are amortized to expense as our capitalized oil and gas property costs are amortized. The vast majority of our properties are onshore, and historically the salvage value of the tangible equipment offsets our site restoration and dismantlement and abandonment costs.

     We compute the provision for depreciation, depletion, and amortization of oil and gas properties by the unit-of-production method. Under this method, we compute the provision by multiplying the total unamortized costs of oil and gas properties -- including future development, site restoration, and dismantlement and abandonment costs, but excluding costs of unproved properties -- by an overall rate determined by dividing the physical units of oil and gas produced during the period by the total estimated units of proved oil and gas reserves. This calculation is done on a country-by-country basis. All other equipment is depreciated by the straight-line method at rates based on the estimated useful lives of the property. Repairs and maintenance are charged to expense as incurred. Renewals and betterments are capitalized.

     The cost of unproved properties not being amortized is assessed quarterly, on a country-by-country basis, to determine whether such properties have been impaired. In determining whether such costs should

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES
be impaired, we evaluate, among other factors, current drilling results, lease expiration dates, current oil and gas industry conditions, international economic conditions, capital availability, foreign currency exchange rates, the political stability in the countries in which we have an investment, and available geological and geophysical information. Any impairment assessed is added to the cost of proved properties being amortized. To the extent costs accumulate in countries where there are no proved reserves, any costs determined by management to be impaired are charged to income.

     Full Cost Ceiling Test. At the end of each quarterly reporting period, the unamortized cost of oil and gas properties, net of related deferred income taxes, is limited to the sum of the estimated future net revenues from proved properties using period-end prices, discounted at 10%, and the lower of cost or fair value of unproved properties, adjusted for related income tax effects ("Ceiling Test"). This calculation is done on a country-by-country basis for those countries with proved reserves.

     The calculation of the Ceiling Test and provision for depreciation, depletion, and amortization is based on estimates of proved reserves. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting the future rates of production, timing, and plan of development. The accuracy of any reserves estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing, and production subsequent to the date of the estimate may justify revision of such estimate. Accordingly, reserves estimates are often different from the quantities of oil and gas that are ultimately recovered.

     In 2001, as a result of low oil and gas prices at December 31, 2001, we reported a non-cash write-down on a before-tax basis of $98.9 million ($63.5 million after tax) on our domestic properties. We had no write-down on our New Zealand properties.

     In addition, any unsuccessful exploratory well costs in countries in which there are no proved reserves are charged to expense as incurred. During the second quarter of 1999, we charged to income as additional depreciation, depletion, and amortization costs our portion of drilling costs associated with an unsuccessful exploratory well drilled by another operator in New Zealand. This charge was $290,000.

     Because of the delineation of our 1999 Rimu discovery with two successful delineation wells drilled in 2000, proved reserves were recognized in New Zealand as of December 31, 2000.

     Given the volatility of oil and gas prices, it is reasonably possible that our estimate of discounted future net cash flows from proved oil and gas reserves could change in the near term. If oil and gas prices decline from the Company's year end prices used in the Ceiling Test, even if only for a short period, it is possible that additional write-downs of oil and gas properties could occur in the future.

     OIL AND GAS REVENUES. Oil and gas revenues are reported, as the product is delivered, using the entitlement method in which we recognize our ownership interest in production as revenue. If our sales exceed our ownership share of production, the differences are reported as deferred revenues. Natural gas balancing receivables are reported when our ownership share of production exceeds sales. As of December 31, 2001, we did not have any material natural gas imbalances.

     DEFERRED CHARGES. Legal and accounting fees, underwriting fees, printing costs, and other direct expenses associated with the public offering in November 1996 of our 6.25% Convertible Subordinated Notes (the "Convertible Notes"), with the public offering in August 1999 of our 10.25% Senior Subordinated Notes (the "Senior Notes"), and with our September 2001 extension of our bank credit facility were capitalized and are amortized over the life of each of the respective note offerings and credit facility. The Convertible Notes were called for redemption effective December 26, 2000, and the balance of their unamortized issuance costs at that time of $3,046,181 was either transferred to the common stock equity accounts ($2,643,476) for the portion of the Convertible Notes converted into common stock at the election of those note holders or was recorded, net of taxes, as Extraordinary Loss on Early

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES

Extinguishment of Debt ($402,705) for the portion of the Convertible Notes redeemed for cash. The Senior Notes mature on August 1, 2009, and the balance of their issuance costs at December 31, 2001, was $2,956,306, net of accumulated amortization of $545,135. The issuance costs associated with our revolving credit facility, which closed in September 2001, have been capitalized and are being amortized over the original life of the facility. The balance of revolving credit facility issuance costs at December 31, 2001, was $766,876, net of accumulated amortization of $513,573.

     LIMITED PARTNERSHIPS AND JOINT VENTURES. We formed 88 limited partnerships between 1984 and 1995 to acquire interests in producing oil and gas properties and 13 partnerships between 1993 and 1998 to drill for oil and gas. In all of these partnerships, Swift paid for varying percentages of the capital or front-end costs and continuing costs of the partnerships and, in return, received differing percentage ownership interests in the partnerships, along with reimbursement of costs and/or payment of certain fees. At year end 2001, we continue to serve as managing general partner of 71 of these various partnerships, and during fiscal 2001 approximately 2.9% of our total oil and gas sales was attributable to our interests in those partnerships.

     During 1997 and 1998, eight drilling partnerships formed between 1979 and 1985 and 21 of the production purchase partnerships sold their properties and were dissolved, in each case following a vote of the investors in the particular partnerships approving such liquidations. Between 1999 and 2001, the investors in all but six of the remaining partnerships voted to sell the properties or their interests in the partnerships and dissolve. During 2001, seven drilling partnerships and two production purchase partnerships were dissolved. We anticipate that the liquidation and dissolution of the additional 65 partnerships will be completed by the end of 2002. The remaining six partnerships will continue to operate until their limited partners vote otherwise.

     PRICE-RISK MANAGEMENT ACTIVITIES. In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or a liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows the gains and losses on derivatives to offset related results on the hedged item in the income statements and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, was adopted by us on January 1, 2001.

     We have a policy to use derivative instruments, mainly the buying of protection price floors, to protect against price declines in oil and gas prices. We elected not to designate our price floors for special hedge accounting treatment under SFAS No. 133, as amended. However, we have elected to use mark-to-market accounting treatment for our derivative contracts. Upon adoption of SFAS No. 133 on January 1, 2001, we recorded a net of taxes charge of $392,868, which is recorded as a Cumulative Effect of Change in Accounting Principle. During 2001 we recognized net gains of $1,173,094 relating to our derivative activities, with $16,784 in unrealized losses at year-end 2001. This activity is recorded in Price-risk management and other, net on the accompanying statements of income.

     At December 31, 2001, we had open price floor contracts covering notional volumes of 2.0 million MMBtu of natural gas. These natural gas price floor contracts relate to the NYMEX contract months of February and March 2002 at an average price of $2.33 per MMBtu. The fair value of our open price floor contracts at December 31, 2001, totaled $296,000 and is included in Other current assets on the accompanying balance sheets.

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES

     INCOME TAXES. Under SFAS No. 109, "Accounting for Income Taxes," deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities, given the provisions of the enacted tax laws.

     CASH AND CASH EQUIVALENTS. We consider all highly liquid debt instruments with an initial maturity of three months or less to be cash equivalents.

     CREDIT RISK DUE TO CERTAIN CONCENTRATIONS. We extend credit, primarily in the form of monthly oil and gas sales and joint interest owners receivables, to various companies in the oil and gas industry, which results in a concentration of credit risk. The concentration of credit risk may be affected by changes in economic or other conditions and may accordingly impact our overall credit risk. However, we believe that the risk of these unsecured receivables is mitigated by the size, reputation, and nature of the companies to which we extend credit. During 2001, oil and gas sales to subsidiaries of Eastex Crude Company were $31.6 million, or 18.1% of oil and gas sales, while sales to subsidiaries of Enron were $18.2 million, or 10.4% of oil and gas sales. During 2000, oil and gas sales to subsidiaries of Eastex Crude Company were $47.4 million, or 25.7% of our oil and gas sales, while sales to subsidiaries of PG&E Energy Trading Corporation were $21.2 million, or 11.5% of oil and gas sales. During 1999, oil and gas sales to subsidiaries of Eastex Crude Company were $21.7 million, or 19.4% of our oil and gas sales. Beginning in December 2000, the subsidiaries of PG&E Energy Trading Corporation to which we made sales were sold to subsidiaries of El Paso Corporation. All receivables from PG&E were collected. During the fourth quarter of 2001, we wrote off $1.4 million due to uncollected receivables related to gas sold to Enron in November 2001. This amount is included in Other expenses on the Consolidated Statement of Income. We have discontinued sales of oil and gas to Enron and are selling that production to other purchasers.

     RISK FACTORS. Our revenues, profitability and cash flow are substantially dependent upon the price of and demand for oil and gas. Prices for oil and gas are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty, and a variety of additional factors beyond our control. We are also dependent upon the continued success of our domestic and New Zealand exploration and development programs. Other factors that could affect revenues, profitability, and cash flow include the inherent uncertainty in reserves estimates, our price-risk management activities, and the ability to replace reserves and finance our growth.

     FAIR VALUE OF FINANCIAL INSTRUMENTS. Our financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, bank borrowings, and notes. The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the highly liquid nature of these short-term instruments. The fair values of the bank borrowings approximate the carrying amounts as of December 31, 2001 and 2000, and were determined based upon interest rates currently available to us for borrowings with similar terms. Based on quoted market prices as of the respective dates, the fair values of our Senior Notes were $126.5 million and $115.1 million at December 31, 2001 and 2000, respectively. The carrying value of our Senior Notes was $124.2 million and $124.1 million at December 31, 2001 and 2000, respectively.

     NEW ACCOUNTING PRONOUNCEMENTS. In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations." The statement requires entities to record the fair value of a liability for legal obligations associated with the retirement obligations of tangible long-lived assets in the period in which it is incurred. When the liability is initially recorded, the entity increases the carrying amount of the related long-lived asset. Over time, accretion of the liability is recognized each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. We currently do not include dismantlement and abandonment costs in our depletion calculation as the vast majority of our properties are onshore and the salvage value of the tangible equipment offsets our dismantlement and abandonment costs. This standard will require us to

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES
record a liability for the fair value of our dismantlement and abandonment costs, excluding salvage values. The standard is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. The Company is currently evaluating the effect of adopting Statement No. 143 on its financial statements and will adopt the statement on January 1, 2003.

2. EARNINGS PER SHARE

     Basic earnings per share ("Basic EPS") have been computed using the weighted average number of common shares outstanding during the respective periods. The calculation of diluted earnings per share ("Diluted EPS") for 1999 and 2000 assumes conversion of our Convertible Notes as of the beginning of the respective periods and the elimination of the related after-tax interest expense. The calculation of diluted earnings per share for all periods assumes, as of the beginning of the period, exercise of stock options and warrants using the treasury stock method. The assumed conversion of our Convertible Notes applies only to the 2000 period since for the 1999 period they would have been antidilutive and since they were extinguished at year end 2000. Certain of our stock options that would potentially dilute Basic EPS in the future were also antidilutive for the 2001 and 1999 periods.

     The following is a reconciliation of the numerators and denominators used in the calculation of Basic and Diluted EPS for the years ended December 31, 2001, 2000, and 1999:

                                      2001                                2000                                1999
                       ----------------------------------   ---------------------------------   ---------------------------------
                                                    PER                                 PER                                 PER
                                                   SHARE                               SHARE                               SHARE
                         NET LOSS       SHARES     AMOUNT   NET INCOME      SHARES     AMOUNT   NET INCOME      SHARES     AMOUNT
                       ------------   ----------   ------   -----------   ----------   ------   -----------   ----------   ------
BASIC EPS:
Net Income (Loss) and
  Share Amounts......  $(22,347,765)  24,732,099   $(0.90)  $59,184,008   21,244,684   $2.79    $19,286,574   18,050,106   $1.07
Dilutive Securities:
  6.25% Convertible
    Notes............            --           --              4,772,418    3,546,933                     --           --
  Stock Options......            --           --                     --      713,112                     --       42,365
                       ------------   ----------            -----------   ----------            -----------   ----------
DILUTED EPS:
Net Income (Loss) and
  Assumed Share
  Conversions........  $(22,347,765)  24,732,099   $(0.90)  $63,956,426   25,504,729   $2.51    $19,286,574   18,092,471   $1.07
                       ============   ==========            ===========   ==========            ===========   ==========

3. PROVISION FOR INCOME TAXES

     The following is an analysis of the consolidated income tax provision (benefit):

                                                       YEAR ENDED DECEMBER 31,
                                               ----------------------------------------
                                                   2001          2000          1999
                                               ------------   -----------   -----------
Current......................................  $    114,611   $   (29,000)  $   (11,819)
Deferred.....................................   (12,352,047)   33,294,480    10,461,396
                                               ------------   -----------   -----------
          Total..............................  $(12,237,436)  $33,265,480   $10,449,577
                                               ============   ===========   ===========

     There are differences between income taxes computed using the federal statutory rate (35% for 2001, 2000, and 1999) and our effective income tax rates (35.8%, 35.7%, and 35.1% for 2001, 2000, and 1999, respectively), primarily as the result of state income taxes, foreign income taxes and certain tax credits available to the Company. Foreign net income for Swift Energy New Zealand Limited for 2001 was

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES

$1,234,919. New Zealand's statutory rate and effective tax rate are 33%. Reconciliations of income taxes computed using the statutory rate to the effective income tax rates are as follows:

                                                   2001          2000          1999
                                               ------------   -----------   -----------
Income taxes computed at U.S. statutory
  rate.......................................  $(11,967,317)  $32,577,772   $10,407,653
State tax provisions, net of federal
  benefits...................................      (279,875)      775,850        (7,801)
Provision for foreign income tax.............       (24,698)           --            --
Other, net...................................        34,454       (88,142)       49,725
                                               ------------   -----------   -----------
          Provision (benefit) for income
            taxes............................  $(12,237,436)  $33,265,480   $10,449,577
                                               ============   ===========   ===========

     The tax effects of temporary differences representing the net deferred tax liability (asset) at December 31, 2001 and 2000, were as follows:

                                                               2001           2000
                                                           ------------   ------------
Deferred tax assets:
  Alternative minimum tax credits........................  $ (1,979,399)  $ (1,979,399)
  Net operating loss carry forward.......................   (18,877,969)   (16,194,060)
                                                           ------------   ------------
          Total deferred tax assets......................  $(20,857,368)  $(18,173,459)
Deferred tax liabilities:
  Domestic oil and gas properties........................  $ 47,539,564   $ 59,097,793
  Foreign oil and gas properties.........................       407,524             --
  Other..................................................       482,513        254,256
                                                           ------------   ------------
          Total deferred tax liabilities.................  $ 48,429,601   $ 59,352,049
                                                           ------------   ------------
          Net deferred tax liability.....................  $ 27,572,233   $ 41,178,590
                                                           ============   ============

As of December 31, 2001, we had $52.7 million of net operating loss carry forwards, which expire as follows: $29.0 million, $20.1 million, $3.0 million and $0.6 million in 2013, 2014, 2015 and 2016, respectively.

     We did not record any valuation allowances against deferred tax assets at December 31, 2001 and 2000.

     At December 31, 2001, we had alternative minimum tax credits of $1,979,399 that carry forward indefinitely and are available to reduce future regular tax liability to the extent they exceed the related tentative minimum tax otherwise due.

4. LONG-TERM DEBT

     Our long-term debt as of December 31, 2001 and 2000, is as follows:

                                                               2001           2000
                                                           ------------   ------------
Bank Borrowings..........................................  $134,000,000   $ 10,600,000
Senior Notes.............................................   124,197,128    124,129,485
                                                           ------------   ------------
          Long-Term Debt.................................  $258,197,128   $134,729,485
                                                           ============   ============

     BANK BORROWINGS. At December 31, 2001, we had outstanding borrowings of $134.0 million under our $250.0 million credit facility with a syndicate of nine banks which has a borrowing base of $200 million. At December 31, 2000, we had borrowings of $10.6 million under our credit facility. The interest rate is either (a) the lead bank's prime rate (4.75% at December 31, 2001) or (b) the adjusted

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES

London Interbank Offered Rate ("LIBOR") plus the applicable margin depending on the level of outstanding debt. The applicable margin is based on the ratio of the outstanding balance to the last calculated borrowing base. Of the $134.0 million borrowed at December 31, 2001, $130.0 million was borrowed at the LIBOR rate plus applicable margin, which averaged 3.64%. Of the $10.6 million borrowed at December 31, 2000, $5.0 million was borrowed at the LIBOR rate plus applicable margin (which averaged 7.89% at December 31, 2000).

     Upon closing of the New Zealand TAWN acquisition in January 2002, our credit facility increased to $300.0 million and the borrowing base increased to $275.0 million. For further information on this acquisition, see Footnote 9 "Subsequent Events."

     The terms of our credit facility include, among other restrictions, a limitation on the level of cash dividends (not to exceed $5.0 million in any fiscal year), requirements as to maintenance of certain minimum financial ratios (principally pertaining to working capital, debt, and equity ratios), and limitations on incurring other debt. Since inception, no cash dividends have been declared on our common stock. We are currently in compliance with the provisions of this agreement. Effective September 28, 2001, the credit facility was extended until October 1, 2005.

     Interest expense on the credit facility, including commitment fees and amortization of debt issuance costs, totaled $5,833,564 in 2001, $654,936 in 2000, and $6,107,270 in 1999.

     CONVERTIBLE NOTES. In November 1996, we sold $115.0 million of 6.25% Convertible Subordinated Notes due 2006. The Convertible Notes were unsecured and convertible into Swift common stock at the option of the holders at an adjusted conversion price of $31.534 per share. Interest on the notes was payable semiannually, on May 15 and November 15. On December 11, 2000, we called for the redemption of our Convertible Notes effective December 26, 2000, at 103.75% of their principal amount. Holders of approximately $100.0 million of the Convertible Notes elected to convert their notes into 3,164,644 shares of our common stock. Holders of the remaining $15.0 million of the Convertible Notes elected to redeem their notes for cash plus accrued interest. This cash redemption resulted in our recognizing an Extraordinary Loss on the Early Extinguishment of Debt (net of taxes) of $0.6 million, or $1.0 million before taxes.

     Interest expense on the Convertible Notes, including amortization of debt issuance costs, totaled $7,426,599 in 2000 and $7,569,361 in 1999.

     SENIOR NOTES. Our Senior Notes consist of $125.0 million of 10.25% Senior Subordinated Notes due 2009. The Senior Notes were issued at 99.236% of the principal amount on August 4, 1999, and will mature on August 1, 2009. The Senior Notes are unsecured senior subordinated obligations and are subordinated in right of payment to all our existing and future senior debt, including our bank debt. Interest on the Senior Notes is payable semiannually, on February 1 and August 1, and commenced with the first payment on February 1, 2000. On or after August 1, 2004, the Senior Notes are redeemable for cash at the option of Swift, with certain restrictions, at 105.125% of principal, declining to 100% in 2007. In addition, prior to August 1, 2002, we may redeem up to 33.33% of the Senior Notes with the proceeds of qualified offerings of our equity at 110.25% of the principal amount of the Senior Notes, together with accrued and unpaid interest. Upon certain changes in control of Swift, each holder of Senior Notes will have the right to require us to repurchase the Senior Notes at a purchase price in cash equal to 101% of the principal amount, plus accrued and unpaid interest to the date of purchase.

     Interest expense on the Senior Notes, including amortization of debt issuance costs and discount, totaled $13,123,052 in 2001, $13,092,127 in 2000, and $5,303,266 in 1999.

     DEBT MATURITIES. Our bank borrowings are due in October 2005, and our Senior Notes are due in August 2009.

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES

5. COMMITMENTS AND CONTINGENCIES

     Total rental and lease expenses were $1,322,611 in 2001, $1,255,474 in 2000, and $1,272,497 in 1999. Our remaining minimum annual obligations under non-cancelable operating lease commitments are $1,393,095 for 2002, $1,480,092 for 2003, $1,492,268 for 2004, and $248,711 for 2005. The rental and lease expenses and remaining minimum annual obligations under non-cancelable operating lease commitments primarily relate to the lease of our office space in Houston, Texas.

     As of December 31, 2001, we were the managing general partner of 71 limited partnerships. Because we serve as the general partner of these entities, under state partnership law we are contingently liable for the liabilities of these partnerships, which liabilities are not material for any of the periods presented in relation to the partnerships' respective assets.

     In the ordinary course of business, we have been party to various legal actions, which arise primarily from our activities as operator of oil and gas wells. In management's opinion, the outcome of any such currently pending legal actions will not have a material adverse effect on the financial position or results of operations of Swift.

6. STOCKHOLDERS' EQUITY

     COMMON STOCK. During the third quarter of 1999, we issued 4.6 million shares of common stock at a price of $9.75 per share. Gross proceeds from this offering were $44,850,000 with issuance costs of $2,888,690.

     In December 2000, the holders of approximately $100.0 million of our Convertible Notes converted such notes into 3,164,644 shares of our common stock, which resulted in an increase in our common stock capital accounts of approximately $97.4 million.

     STOCK-BASED COMPENSATION PLANS. We have two current stock option plans, the 2001 Omnibus Stock Compensation Plan, which was adopted by our board of directors in February 2001 and was approved by shareholders at the 2001 Annual Meeting of Shareholders, and the 1990 non-qualified plan. In addition, we have an employee stock purchase plan. No further grants will be made under the 1990 stock compensation plan.

     Under the 2001 plan, incentive stock options and other options and awards may be granted to employees to purchase shares of common stock. Under the 1990 non-qualified plan, non-employee members of our board of directors may be granted options to purchase shares of common stock. Both plans provide that the exercise prices equal 100% of the fair value of the common stock on the date of grant. Unless otherwise provided, options become exercisable for 20% of the shares on the first anniversary of the grant of the option and are exercisable for an additional 20% per year thereafter. Options granted expire 10 years after the date of grant or earlier in the event of the optionee's separation from employment. At the time the stock options are exercised, the option price is credited to common stock and additional paid-in capital.

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES

     The employee stock purchase plan provides eligible employees the opportunity to acquire shares of Swift common stock at a discount through payroll deductions. The plan year is from June 1 to the following May 31. The first year of the plan commenced June 1, 1993. To date, employees have been allowed to authorize payroll deductions of up to 10% of their base salary during the plan year by making an election to participate prior to the start of a plan year. The purchase price for stock acquired under the plan is 85% of the lower of the closing price of our common stock as quoted on the New York Stock Exchange at the beginning or end of the plan year or a date during the year chosen by the participant. Under this plan for the last three years, we have issued 22,360 shares at a price of $21.41 in 2001, 29,889 shares at a price range of $8.40 to $10.57 in 2000, and 22,771 shares at a price range of $5.21 to $11.00 in 1999. The estimated weighted average fair value of shares issued under this plan, as determined using the Black-Scholes option-pricing model, was $8.19 in 2001, $4.25 in 2000, and $4.74 in 1999. As of December 31, 2001, 362,428
shares remained available for issuance under this plan. There are no charges or credits to income in connection with this plan.

     We account for our stock option plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." As all options were issued at a price equal to market price, no compensation expense has been recognized. Had compensation expense for these plans been determined based on the fair value of the options consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," our net income (loss) and earnings (loss) per share would have been adjusted to the following pro forma amounts:

                                                   2001          2000          1999
                                               ------------   -----------   -----------
Net Income (Loss)
  As Reported................................  $(22,347,765)  $59,184,008   $19,286,574
  Pro Forma..................................  $(26,632,624)  $56,531,665   $16,869,122
Basic EPS:
  As Reported................................  $      (0.90)  $      2.79   $      1.07
  Pro Forma..................................  $      (1.08)  $      2.66   $      0.93
Diluted EPS:
  As Reported................................  $      (0.90)  $      2.51   $      1.07
  Pro Forma..................................  $      (1.08)  $      2.40   $      0.93

     Pro forma compensation cost reflected above may not be representative of the cost to be expected in future years.

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES

     The following is a summary of our stock options under these plans as of December 31, 2001, 2000, and 1999:

                                                   2001                    2000                    1999
                                           ---------------------   ---------------------   ---------------------
                                                        WEIGHTED                WEIGHTED                WEIGHTED
                                                        AVERAGE                 AVERAGE                 AVERAGE
                                                        EXERCISE                EXERCISE                EXERCISE
                                             SHARES      PRICE       SHARES      PRICE       SHARES      PRICE
                                           ----------   --------   ----------   --------   ----------   --------
Options outstanding, beginning of
  period.................................   2,076,593    $11.70     2,148,511    $ 9.08     2,266,146    $ 9.03
Options granted..........................     747,073    $31.51       645,944    $16.88        25,000    $12.50
Options canceled.........................     (31,247)   $14.09      (174,412)   $ 8.71       (77,158)   $ 8.95
Options exercised........................    (152,915)   $ 8.69      (543,450)   $ 8.48       (65,477)   $ 8.55
                                           ----------              ----------              ----------
Options outstanding, end of period.......   2,639,504    $17.44     2,076,593    $11.70     2,148,511    $ 9.08
                                           ==========              ==========              ==========
Options exercisable, end of period.......   1,181,141    $11.49       897,711    $ 9.35     1,280,156    $ 8.87
                                           ==========              ==========              ==========
Options available for future grant, end
  of period..............................   1,155,057                 181,235                 950,735
                                           ==========              ==========              ==========
Estimated weighted average fair value per
  share of options granted during the
  year...................................  $    20.68              $    10.90              $     7.10
                                           ==========              ==========              ==========

     The fair value of each option grant, as opposed to its exercise price, is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions in 2001, 2000, and 1999, respectively: no dividend yield; expected volatility factors of 46.9%, 46.7%, and 44.2%; risk-free interest rates of 5.24%, 6.61%, and 5.60%; and expected lives of 7.3, 6.7, and 7.5 years. The following table summarizes information about stock options outstanding at December 31, 2001:

                                                   OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                                       --------------------------------------------   -------------------------
                                           NUMBER           WEIGHTED       WEIGHTED       NUMBER       WEIGHTED
                                       OUTSTANDING AT       AVERAGE        AVERAGE    EXERCISABLE AT   AVERAGE
RANGE OF                                DECEMBER 31,       REMAINING       EXERCISE    DECEMBER 31,    EXERCISE
EXERCISE PRICES                             2001        CONTRACTUAL LIFE    PRICE          2001         PRICE
---------------                        --------------   ----------------   --------   --------------   --------
$ 5.00 to $16.99.....................    1,592,597            5.7           $ 9.50      1,012,907       $ 9.20
$17.00 to $28.99.....................      280,439            6.1           $23.25        153,785       $24.23
$29.00 to $41.00.....................      766,468            9.1           $31.84         14,449       $36.69
                                         ---------                                      ---------
$ 5.00 to $41.00.....................    2,639,504            6.8           $17.44      1,181,141       $11.49
                                         =========                                      =========

     EMPLOYEE STOCK OWNERSHIP PLAN. In 1996, we established an Employee Stock Ownership Plan ("ESOP") effective January 1, 1996. All employees over the age of 21 with one year of service are participants. This plan has a five-year cliff vesting, and service is recognized after the ESOP effective date. The ESOP is designed to enable our employees to accumulate stock ownership. While there will be no employee contributions, participants will receive an allocation of stock that has been contributed by Swift. Compensation expense is reported when such shares are released to employees. The plan may also acquire Swift common stock purchased at fair market value. The ESOP can borrow money from Swift to buy Swift stock. Benefits will be paid in a lump sum or installments, and the participants generally have the choice of receiving cash or stock. At December 31, 2001, 2000 and 1999, all of the ESOP compensation was earned.

     EMPLOYEE SAVINGS PLAN. We have a savings plan under Section 401(k) of the Internal Revenue Code. Eligible employees may make voluntary contributions into the 401(k) savings plan with Swift contributing on behalf of the eligible employee an amount equal to 100% of the first 2% of compensation and 75% of the next 4% of compensation based on the contributions made by the eligible employees. Our contribution to the 401(k) savings plan totaled $558,000, $483,000, and $474,000 for the years ended

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES

December 31, 2001, 2000, and 1999, respectively. The contribution in 2001 was made all in common stock, while the 2000 and 1999 contributions were made half in common stock and half in cash. The shares of common stock contributed to the 401(k) savings plan totaled 28,798, 7,175, and 21,810 shares for the 2001, 2000, and 1999 contributions, respectively.

     COMMON STOCK REPURCHASE PROGRAM. In March 1997, our board of directors approved a common stock repurchase program that terminated as of June 30, 1999. Under this program, we spent approximately $13.3 million to acquire 927,774 shares in the open market at an average cost of $14.34 per share. At December 31, 2001, 839,034 shares remain in treasury (net of 88,740 shares used to fund ESOP and 401(k) contributions) with a total cost of $12,032,791 and are included in "Treasury stock held, at cost" on the balance sheet.

     SHAREHOLDER RIGHTS PLAN. In August 1997, the board of directors declared a dividend of one preferred share purchase right on each outstanding share of Swift common stock. The rights are not currently exercisable but would become exercisable if certain events occurred relating to any person or group acquiring or attempting to acquire 15% or more of our outstanding shares of common stock. Thereafter, upon certain triggers, each right not owned by an acquirer allows its holder to purchase Swift securities with a market value of two times the $150 exercise price.

7.  RELATED-PARTY TRANSACTIONS

     We are the operator of a number of properties owned by our affiliated limited partnerships and joint ventures and, accordingly, charge these entities and third-party joint interest owners operating fees. The operating fees charged to the partnerships in 2001, 2000, and 1999 totaled approximately $925,000, $1,775,000, and $1,970,000, respectively. We are also reimbursed for direct, administrative, and overhead costs incurred in conducting the business of the limited partnerships, which totaled approximately $3,140,000, $4,465,000, and $4,000,000 in 2001, 2000, and 1999, respectively. In partnerships in which the limited partners have voted to sell their remaining properties and liquidate their limited partnerships, we are also reimbursed for direct, administrative, and overhead costs incurred in the disposition of such properties, which costs totaled approximately $2,360,000, $1,220,000, and $850,000 in 2001, 2000, and
1999, respectively.

8.  FOREIGN ACTIVITIES

  New Zealand

     Swift Operated Permits. Our activity in New Zealand began in 1995 with the issuance of the first of two petroleum exploration permits. After surrendering a portion of our permit acreage in 1998, combining the two permits and expanding the permit acreage in 1999, and relinquishing 50% of the acreage in 2001 as we extended our petroleum exploration permit, our permit 38719 as of year end 2001 covered approximately 50,300 acres in the Taranaki Basin of New Zealand's north island, with all but 12,800 acres onshore. At December 31, 2001, we had a 90% working interest in this permit and had fulfilled all current obligations under this permit.

     In late 1999, we completed our first exploratory well on this permit, the Rimu-A1, and a production test was performed. During the second half of 2000, we drilled and successfully tested two development wells, the Rimu-B1 and the Rimu-B2. In 2001 we drilled and tested three more Rimu development wells, the Rimu-A2, Rimu-A3 and Rimu-B3. The Rimu-A3 was successful; the Rimu-A2 and Rimu-B3 were dry. Early in 2002, the Rimu-A2 was sidetracked to the Tariki sand and is currently awaiting completion. The Rimu-B3 was also sidetracked in early 2002 and again was unsuccessful. In 2001, we also drilled the Kauri-A1 exploratory well, the Kauri-A2 development well, and the Kauri-B1 exploratory well. In the Kauri-A-1 we tested the Upper Tariki sands and still have further zones to test. The Kauri-A2 well

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES
successfully tested the Manutahi sands. The Kauri-B1 was drilled approximately
1.75 miles to the southeast of the Kauri-A pad and targeted the Manutahi sands. This well was plugged and abandoned in 2001. Our portion of the drilling, completion, and testing costs incurred on the wells within our permits during 2001 was approximately $26.0 million. Our portion of prospect costs on our permits during 2001 was approximately $5.1 million, which included obtaining 2-D seismic data in the last half of the year for the Rata prospect. We incurred $22.5 million on the production facilities that we expect to be commissioned near the end of the first quarter of 2002.

     In 2000, we entered into an agreement with Fletcher Challenge Energy Limited whereby we would earn a 25% participating interest in petroleum exploration permit 38730 containing approximately 48,900 acres. In May 2001, Fletcher relinquished their interest in the permit, and we then assumed 100% working interest in such permit by means of committing to an acceptable work plan. Such plan required us to acquire a minimum of 30 kilometers of new 2D seismic data, which we completed in 2001. Rather than commit to drill a new well in 2002 as the work plan called for, we surrendered this project in February 2002.

     Non-Operated Permits. In 1998, we entered into agreements for a 25% working interest in an exploration permit, permit 38712, held by Marabella Enterprises Ltd., a subsidiary of Bligh Oil & Minerals, an Australian company, and a 7.5% working interest held by Antrim Oil and Gas Limited, a Canadian company, in a second permit, permit 38716, operated by Marabella. In turn, Bligh and Antrim each became 5% working interest owners in our permit 38719. Unsuccessful exploratory wells were drilled on these two permits, and we charged $0.4 million against earnings in 1998 and $0.3 million in 1999. All of the acreage on the permit 38712 was surrendered in 2000. The exploratory well on permit 38716 has been temporarily abandoned pending a further evaluation. It is currently anticipated that this well will be re-entered and sidetracked to target a location to the west of the initial well. A five-year extension was granted on permit 38716 in 2001 upon the surrender of 50% of the acreage.

     In 2000, we entered into an agreement with Fletcher Challenge Energy Limited whereby we will earn a 20% participating interest in petroleum exploration permit 38718 containing approximately 57,400 acres. In January 2001, the operator temporarily abandoned the Tuihu #1 exploratory well on permit 38718 pending further analysis. The permit now contains approximately 28,700 acres after a scheduled surrender during December 2000.

     Costs Incurred. During 2001, our costs incurred in New Zealand totaled $54.5 million, including $25.7 million for drilling, $5.5 million for prospect costs, $22.5 million for production facilities, and $0.8 million in evaluation costs for the acquisition of the TAWN assets, which closed in January 2002. These costs also included $0.6 million of costs incurred on permits operated by others: $0.2 million of drilling costs and $0.4 million of prospect costs. As of December 31, 2001, our investment in New Zealand totaled approximately $84.4 million. As we have recorded proved undeveloped reserves relating to our successful drilling activities, $45.5 million of our investment costs has been included in the proved properties portion of oil and gas properties and $38.8 million has been included as unproved properties at the end of 2001. Our development strategy includes having Rimu/Kauri production on line for oil and gas sales in New Zealand near the end of the first quarter of 2002.

  Russia

     In 1993, we entered into a Participation Agreement with Senega, a Russian Federation joint stock company, to assist in the development and production of reserves from two fields in Western Siberia and received a 5% net profits interest. We also purchased a 1% net profits interest. Our investment in Russia was fully impaired in the third quarter of 1998. We retain a minimum 6% net profits interest from the sale of hydrocarbon products from the fields. The value of our net profits interest depends upon either the successful development of production from the fields by others or their sale of the fields.

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES

9.  SUBSEQUENT EVENTS

     TAWN ACQUISITION. Through our subsidiary, Swift Energy New Zealand Limited, we acquired Southern Petroleum Exploration Limited ("Southern NZ") from an affiliate of Shell New Zealand in January 2002 for approximately $54.4 million. Through Southern NZ we now own interests in four onshore producing oil and gas fields, extensive associated hydrocarbon-processing facilities and pipelines complementing our existing fields by providing us with access to export terminals and markets and additional excess processing capacity for both oil and natural gas. As of December 31, 2001, the reserves associated with this acquisition were estimated to be approximately 62.1 Bcfe, all of which were proved developed. This acquisition was accounted for using the purchase method of accounting. Upon the closing of this acquisition, our credit facility was increased to $300.0 million, and the borrowing base became $275.0 million.

     In conjunction with the TAWN acquisition, we granted Shell New Zealand a short-term option to acquire an undivided 25% interest in our permit 38719, which includes our Rimu and Kauri areas, as well as a 25% interest in our Rimu Production Station. We do not know if Shell New Zealand will exercise this option. Any exercise of the option would be subject to numerous notifications, governmental approvals and consents. If Shell New Zealand does not exercise its option, we intend to pursue discussions with several other companies that have expressed interest in acquiring up to a 25% interest in the permit.

     ANTRIM ACQUISITION. We purchased through our subsidiary, Swift Energy New Zealand Limited, all of the New Zealand assets owned by Antrim Oil and Gas Limited for 220,000 shares of Swift Energy Company common stock and an effective date adjustment of approximately $530,000. Antrim owned a 5% interest in permit 38719 and a 7.5% interest in permit 38716. As of December 31, 2001, the reserves associated with this acquisition were estimated to be approximately 5.7 Bcfe. This transaction closed in March 2002 (unaudited).

     RUSSIA. On March 28, 2002, we received $7.5 million for our interest in the Samburg project located in Western Siberia, Russia as a result of the sale by a third party of its ownership in a Russian joint stock company, which owned and operated this field. This will result in a $7.5 million non-recurring, pre-tax gain in the first quarter of 2002 (unaudited).

                      SUPPLEMENTAL INFORMATION (UNAUDITED)

     CAPITALIZED COSTS. The following table presents our aggregate capitalized costs relating to oil and gas producing activities and the related depreciation, depletion, and amortization:

                                                       TOTAL          DOMESTIC      NEW ZEALAND
                                                   --------------   -------------   -----------
DECEMBER 31, 2001
Proved oil and gas properties....................  $  974,698,428   $ 929,172,460   $45,525,968
Unproved oil and gas properties..................      95,943,163      57,096,694    38,846,469
                                                   --------------   -------------   -----------
                                                    1,070,641,591     986,269,154    84,372,437
Accumulated depreciation, depletion, and
  amortization...................................    (442,337,531)   (442,166,052)     (171,479)
                                                   --------------   -------------   -----------
          Net capitalized costs..................  $  628,304,060   $ 544,103,102   $84,200,958
                                                   ==============   =============   ===========
DECEMBER 31, 2000
Proved oil and gas properties....................  $  753,426,124   $ 732,265,674   $21,160,450
Unproved oil and gas properties..................      55,512,872      46,833,274     8,679,598
                                                   --------------   -------------   -----------
                                                      808,938,996     779,098,948    29,840,048
Accumulated depreciation, depletion, and
  amortization...................................    (284,886,168)   (284,886,168)           --
                                                   --------------   -------------   -----------
          Net capitalized costs..................  $  524,052,828   $ 494,212,780   $29,840,048
                                                   ==============   =============   ===========

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES

     Of the $57,096,694 of domestic unproved property costs (primarily seismic and lease acquisition costs) at December 31, 2001, excluded from the amortizable base, $26,707,313 was incurred in 2001, $9,545,964 was incurred in 2000,
$5,640,587 was incurred in 1999, and $15,202,830 was incurred in prior years. When we are in an active drilling mode, we evaluate the majority of these unproved costs within a two to four year time frame. In response to market conditions in 1998, we decreased our 1999 drilling expenditures when compared to prior years, which, when coupled with the $15.3 million of leasehold properties acquired in the Brookeland and Masters Creek areas in 1998, may extend the evaluation time frame of such costs. Consequently, in response to market conditions, we have decreased our 2002 drilling expenditures as well.

     Of the $38,846,469 of net New Zealand unproved property costs at December 31, 2001, excluded from the amortizable base, $30,383,713 was incurred in 2001, $5,013,539 was incurred in 2000, $907,972 was incurred in 1999, and $2,541,245 was incurred in prior years. We expect to continue drilling in New Zealand to delineate our prospects there, with seven wells planned for drilling in 2002. We expect to complete our evaluation of current unevaluated costs over the next two to three years. Upon the startup of the Rimu Production Station near the end of the first quarter of 2002, $23.6 million of these unproved property costs will be moved to the proved properties classification and will begin being depreciated.

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES

     COSTS INCURRED. The following table sets forth costs incurred related to our oil and gas operations:

                                                             YEAR ENDED DECEMBER 31, 2001
                                                       -----------------------------------------
                                                          TOTAL         DOMESTIC     NEW ZEALAND
                                                       ------------   ------------   -----------
Acquisition of proved properties.....................  $ 41,286,539   $ 40,491,203   $   795,336
Lease acquisitions(1)................................    31,225,493     25,688,068     5,537,425
Exploration..........................................    41,981,536     35,944,405     6,037,131
Development..........................................   132,246,713    112,597,856    19,648,857
                                                       ------------   ------------   -----------
          Total acquisition, exploration, and
            development(2)...........................  $246,740,281   $214,721,532   $32,018,749
                                                       ------------   ------------   -----------
Processing plants....................................  $ 23,331,095   $    817,454   $22,513,641
Field compression facilities.........................       319,703        319,703            --
                                                       ------------   ------------   -----------
          Total plants and facilities................  $ 23,650,798   $  1,137,157   $22,513,641
                                                       ------------   ------------   -----------
Total costs incurred.................................  $270,391,079   $215,858,689   $54,532,390
                                                       ============   ============   ===========

                                                            YEAR ENDED DECEMBER 31, 2000
                                                      -----------------------------------------
                                                         TOTAL         DOMESTIC     NEW ZEALAND
                                                      ------------   ------------   -----------
Acquisition of proved properties....................  $ 34,191,883   $ 34,191,883   $        --
Lease acquisitions(1)...............................    20,842,103     16,315,749     4,526,354
Exploration.........................................    20,150,834     18,524,883     1,625,951
Development.........................................   104,083,409     93,931,500    10,151,909
                                                      ------------   ------------   -----------
          Total acquisition, exploration, and
            development(2)..........................  $179,268,229   $162,964,015   $16,304,214
                                                      ------------   ------------   -----------
Processing plants...................................  $  1,819,464   $    755,119   $ 1,064,345
Field compression facilities........................       203,789        203,789            --
                                                      ------------   ------------   -----------
          Total plants and facilities...............  $  2,023,253   $    958,908   $ 1,064,345
                                                      ------------   ------------   -----------
Total costs incurred................................  $181,291,482   $163,922,923   $17,368,559
                                                      ============   ============   ===========

                                                            YEAR ENDED DECEMBER 31, 1999
                                                      -----------------------------------------
                                                         TOTAL         DOMESTIC     NEW ZEALAND
                                                      ------------   ------------   -----------
Acquisition of proved properties....................  $ 18,526,939   $ 18,526,939   $        --
Lease acquisitions(1)...............................    10,382,672      9,251,658     1,131,014
Exploration.........................................    11,019,430      5,101,330     5,918,100
Development.........................................    39,891,868     39,891,868            --
                                                      ------------   ------------   -----------
          Total acquisition, exploration, and
            development(2)..........................  $ 79,820,909   $ 72,771,795   $ 7,049,114
                                                      ------------   ------------   -----------
Processing plants...................................  $  1,607,559   $  1,607,559   $        --
Field compression facilities........................       171,535        171,535            --
                                                      ------------   ------------   -----------
          Total plants and facilities...............  $  1,779,094   $  1,779,094   $        --
                                                      ------------   ------------   -----------
Total costs incurred................................  $ 81,600,003   $ 74,550,889   $ 7,049,114
                                                      ============   ============   ===========

---------------

(1) These are actual amounts as incurred by year, including both proved and unproved lease costs. The annual lease acquisition amounts added to proved oil and gas properties in 2001, 2000, and 1999 were $22,470,263, $16,791,834, and $14,389,680, respectively.

(2) Includes capitalized general and administrative costs directly associated with the acquisition, exploration, and development efforts of approximately $11,600,000, $10,300,000, and $8,500,000 in 2001, 2000, and 1999,
    respectively. In addition, total includes $6,256,222, $5,043,206, and $4,142,098 in 2001, 2000, and 1999, respectively, of capitalized interest on unproved properties.

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES

     RESULTS OF OPERATIONS. New Zealand operations began in 2001 while all our oil and gas operations in 2000 and 1999 were domestic. The following table sets forth results of our oil and gas operations:

                                                           YEAR ENDED DECEMBER 31, 2001
                                                   --------------------------------------------
                                                      TOTAL          DOMESTIC      NEW ZEALAND
                                                   ------------    ------------    ------------
Oil and gas sales................................  $181,184,635    $179,360,844    $  1,823,791
Oil and gas production costs.....................   (36,719,609)    (36,554,418)       (165,191)
Depreciation and depletion.......................   (58,589,116)    (58,417,637)       (171,479)
Write-down of oil and gas properties.............   (98,862,247)    (98,862,247)             --
                                                   ------------    ------------    ------------
                                                    (12,986,337)    (14,473,458)      1,487,121
Provision (benefit) for income taxes.............    (4,647,810)     (5,138,560)        490,750
                                                   ------------    ------------    ------------
Results of producing activities..................  $ (8,338,527)   $ (9,334,898)   $    996,371
                                                   ============    ============    ============
Amortization per physical unit of production
  (equivalent Mcf of gas)........................  $       1.31    $       1.32    $       0.34
                                                   ============    ============    ============

                                                           YEAR ENDED DECEMBER 31, 2000
                                                   --------------------------------------------
                                                      TOTAL          DOMESTIC      NEW ZEALAND
                                                   ------------    ------------    ------------
Oil and gas sales................................  $189,138,947    $189,138,947    $         --
Oil and gas production costs.....................   (29,220,315)    (29,220,315)             --
Depreciation and depletion.......................   (46,849,819)    (46,849,819)             --
                                                   ------------    ------------    ------------
                                                    113,068,813     113,068,813              --
Provision for income taxes.......................    40,365,566      40,365,566              --
                                                   ------------    ------------    ------------
Results of producing activities..................  $ 72,703,247    $ 72,703,247    $         --
                                                   ============    ============    ============
Amortization per physical unit of production
  (equivalent Mcf of gas)........................  $       1.11    $       1.11    $         --
                                                   ============    ============    ============

                                                           YEAR ENDED DECEMBER 31, 1999
                                                   --------------------------------------------
                                                      TOTAL          DOMESTIC      NEW ZEALAND
                                                   ------------    ------------    ------------
Oil and gas sales................................  $108,898,696    $108,898,696    $         --
Oil and gas production costs.....................   (19,645,740)    (19,645,740)             --
Depreciation and depletion.......................   (41,410,106)    (41,410,106)             --
                                                   ------------    ------------    ------------
                                                     47,842,850      47,842,850              --
Provision for income taxes.......................    16,792,840      16,792,840              --
                                                   ------------    ------------    ------------
Results of producing activities..................  $ 31,050,010    $ 31,050,010    $         --
                                                   ============    ============    ============
Amortization per physical unit of production
  (equivalent Mcf of gas)........................  $       0.97    $       0.97    $         --
                                                   ============    ============    ============

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES

     SUPPLEMENTAL RESERVE INFORMATION. The following information presents estimates of our proved oil and gas reserves. Reserves were determined by us and audited by H. J. Gruy and Associates, Inc. ("Gruy"), independent petroleum consultants. Gruy's summary report dated February 14, 2002, is set forth as an exhibit to the Form 10-K Report for the year ended December 31, 2001, and includes definitions and assumptions that served as the basis for the audit of proved reserves and future net cash flows. Such definitions and assumptions should be referred to in connection with the following information:

  Estimates of Proved Reserves

                                                     TOTAL                     DOMESTIC                  NEW ZEALAND
                                           -------------------------   -------------------------   ------------------------
                                                          OIL, NGL,                   OIL, NGL,                  OIL, NGL,
                                                             AND                         AND                        AND
                                           NATURAL GAS    CONDENSATE   NATURAL GAS    CONDENSATE   NATURAL GAS   CONDENSATE
                                              (MCF)         (BBLS)        (MCF)         (BBLS)        (MCF)        (BBLS)
                                           ------------   ----------   ------------   ----------   -----------   ----------
Proved reserves as of December 31,
  1998(1)................................   352,400,835   13,957,925    352,400,835   13,957,925            --           --
  Revisions of previous estimates(2).....   (31,189,450)   2,058,725    (31,189,450)   2,058,725            --           --
  Purchases of minerals in place.........     9,159,780    1,822,858      9,159,780    1,822,858            --           --
  Sales of minerals in place.............    (3,762,799)    (260,287)    (3,762,799)    (260,287)           --           --
  Extensions, discoveries, and other
    additions............................    30,107,908    5,791,966     30,107,908    5,791,966            --           --
  Production(3)..........................   (26,756,524)  (2,564,924)   (26,756,524)  (2,564,924)           --           --
                                           ------------   ----------   ------------   ----------   -----------   ----------
Proved reserves as of December 31,
  1999(1)................................   329,959,750   20,806,263    329,959,750   20,806,263            --           --
  Revisions of previous estimates(2).....    (4,300,787)    (455,606)    (4,300,787)    (455,606)           --           --
  Purchases of minerals in place.........    26,567,925    2,196,547     26,567,925    2,196,547            --           --
  Sales of minerals in place.............      (363,262)     (76,288)      (363,262)     (76,288)           --           --
  Extensions, discoveries, and other
    additions............................    93,869,841   15,134,694     38,556,364    3,943,807    55,313,477   11,190,887
  Production(3)..........................   (27,119,491)  (2,472,014)   (27,119,491)  (2,472,014)           --           --
                                           ------------   ----------   ------------   ----------   -----------   ----------
Proved reserves as of December 31,
  2000...................................   418,613,976   35,133,596    363,300,499   23,942,709    55,313,477   11,190,887
  Revisions of previous estimates(2).....  (122,127,541)   5,621,556   (101,693,477)   8,460,690   (20,434,064)  (2,839,134)
  Purchases of minerals in place.........    10,038,803    7,430,591     10,038,803    7,430,591            --           --
  Sales of minerals in place.............    (7,508,064)    (555,586)    (7,508,064)    (555,586)           --           --
  Extensions, discoveries, and other
    additions............................    52,353,909    8,907,852     50,810,697    6,257,441     1,543,212    2,650,411
  Production.............................   (26,458,958)  (3,055,373)   (26,458,958)  (2,971,112)           --      (84,261)
                                           ------------   ----------   ------------   ----------   -----------   ----------
Proved reserves as of December 31,
  2001(4)................................   324,912,125   53,482,636    288,489,500   42,564,733    36,422,625   10,917,903
                                           ============   ==========   ============   ==========   ===========   ==========
Proved developed reserves:
  December 31, 1998......................   197,105,963    7,142,566    197,105,963    7,142,566            --           --
  December 31, 1999......................   174,046,096    8,437,299    174,046,096    8,437,299            --           --
  December 31, 2000......................   215,169,833   10,980,196    215,169,833   10,980,196            --           --
  December 31, 2001(4)...................   181,651,578   23,759,574    167,401,736   20,393,142    14,249,842    3,366,432

---------------

(1) Proved reserves exclude quantities subject to our volumetric production payment agreement, which expired with the last required delivery of volumes in October 2000.

(2) Revisions of previous estimates are related to upward or downward variations based on current engineering information for production rates, volumetrics, and reservoir pressure. Additionally, changes in quantity estimates are affected by the increase or decrease in crude oil and natural gas prices at each year end. Proved reserves, as of December 31, 2001, were based upon prices in effect at year end. The weighted average of such year end prices for total, domestic, and New Zealand were $2.51, $2.68, and $1.18 per Mcf of natural gas and $18.45, $18.51, and $18.25 per barrel of oil, respectively. This compares to $9.86, $11.25, and $0.71 per Mcf and $24.62, $25.50, and
    $22.30 per barrel as of December 31, 2000, for total, domestic, and New Zealand, respectively.

(3) Natural gas production for 1999 and 2000 excludes 728,235 and 405,130 Mcf, respectively, delivered under our volumetric production payment agreement.

(4) We acquired 62.1 Bcfe and 5.7 Bcfe from the TAWN and Antrim acquisitions, respectively, in New Zealand. These reserves estimates at December 31, 2001, are not included in the above table. The TAWN reserves were all proved developed while the Antrim reserves were 34% proved developed.

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES

     STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS. The standardized measure of discounted future net cash flows relating to proved oil and gas reserves is as follows:


                                                           YEAR ENDED DECEMBER 31, 2001
                                                  ----------------------------------------------
                                                      TOTAL           DOMESTIC      NEW ZEALAND
                                                  --------------   --------------   ------------
Future gross revenues...........................  $1,706,475,138   $1,485,480,927   $220,994,211
Future production costs.........................    (483,588,857)    (436,141,429)   (47,447,428)
Future development costs........................    (198,172,628)    (185,347,628)   (12,825,000)
                                                  --------------   --------------   ------------
Future net cash flows before income taxes.......   1,024,713,653      863,991,870    160,721,783
Future income taxes.............................    (261,635,331)    (208,726,729)   (52,908,602)
                                                  --------------   --------------   ------------
Future net cash flows after income taxes........     763,078,322      655,265,141    107,813,181
Discount at 10% per annum.......................    (308,520,417)    (274,882,174)   (33,638,243)
                                                  --------------   --------------   ------------
Standardized measure of discounted future net
  cash flows relating to proved oil and gas
  reserves......................................  $  454,557,905   $  380,382,967   $ 74,174,938
                                                  ==============   ==============   ============


                                                           YEAR ENDED DECEMBER 31, 2000
                                                  ----------------------------------------------
                                                      TOTAL           DOMESTIC      NEW ZEALAND
                                                  --------------   --------------   ------------
Future gross revenues...........................  $4,995,951,799   $4,737,560,630   $258,391,169
Future production costs.........................    (817,127,348)    (807,436,139)    (9,691,209)
Future development costs........................    (204,620,116)    (180,320,116)   (24,300,000)
                                                  --------------   --------------   ------------
Future net cash flows before income taxes.......   3,974,204,335    3,749,804,375    224,399,960
Future income taxes.............................  (1,321,061,952)  (1,243,731,594)   (77,330,358)
                                                  --------------   --------------   ------------
Future net cash flows after income taxes........   2,653,142,383    2,506,072,781    147,069,602
Discount at 10% per annum.......................  (1,075,183,917)  (1,017,995,158)   (57,188,759)
                                                  --------------   --------------   ------------
Standardized measure of discounted future net
  cash flows relating to proved oil and gas
  reserves......................................  $1,577,958,466   $1,488,077,623   $ 89,880,843
                                                  ==============   ==============   ============


                                                           YEAR ENDED DECEMBER 31, 1999
                                                  ----------------------------------------------
                                                      TOTAL           DOMESTIC      NEW ZEALAND
                                                  --------------   --------------   ------------
Future gross revenues...........................  $1,371,541,850   $1,371,541,850   $         --
Future production costs.........................    (353,594,258)    (353,594,258)            --
Future development costs........................    (156,738,446)    (156,738,446)            --
                                                  --------------   --------------   ------------
Future net cash flows before income taxes.......     861,209,146      861,209,146             --
Future income taxes.............................    (226,725,033)    (226,725,033)            --
                                                  --------------   --------------   ------------
Future net cash flows after income taxes........     634,484,113      634,484,113             --
Discount at 10% per annum.......................    (195,540,279)    (195,540,279)            --
                                                  --------------   --------------   ------------
Standardized measure of discounted future net
  cash flows relating to proved oil and gas
  reserves......................................  $  438,943,834   $  438,943,834   $         --
                                                  ==============   ==============   ============

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES

     The standardized measure of discounted future net cash flows from production of proved reserves was developed as follows:

          1. Estimates are made of quantities of proved reserves and the future periods during which they are expected to be produced based on year end economic conditions.

          2. The estimated future gross revenues of proved reserves are priced on the basis of year end prices, except in those instances where fixed and determinable gas price escalations are covered by contracts limited to the price we reasonably expect to receive.

          3. The future gross revenue streams are reduced by estimated future costs to develop and to produce the proved reserves, as well as certain abandonment costs based on year end cost estimates and the estimated effect of future income taxes.

          4. Future income taxes are computed by applying the statutory tax rate to future net cash flows reduced by the tax basis of the properties, the estimated permanent differences applicable to future oil and gas producing activities, and tax carry forwards.

     The estimates of cash flows and reserves quantities shown above are based on year end oil and gas prices for each period. Subsequent changes to such year end oil and gas prices could have a significant impact on discounted future net cash flows. Under Securities and Exchange Commission rules, companies that follow the full cost accounting method are required to make quarterly Ceiling Test calculations, using prices in effect as of the period end date presented (see Note 1 to the Consolidated Financial Statements). Application of these rules during periods of relatively low oil and gas prices, even if of short-term seasonal duration, may result in write-downs.

     The standardized measure of discounted future net cash flows is not intended to present the fair market value of our oil and gas property reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves in excess of proved reserves, anticipated future changes in prices and costs, an allowance for return on investment, and the risks inherent in reserve estimates.

                     SWIFT ENERGY COMPANY AND SUBSIDIARIES

     The following are the principal sources of change in the standardized measure of discounted future net cash flows:

                                                             YEAR ENDED DECEMBER 31,
                                                 ------------------------------------------------
                                                      2001              2000             1999
                                                 ---------------   ---------------   ------------
Beginning balance..............................  $ 1,577,958,466   $   438,943,834   $290,273,103
                                                 ---------------   ---------------   ------------
Revisions to reserves proved in prior years --
  Net changes in prices, production costs, and
     future development costs..................   (1,692,627,074)    1,523,487,598    123,447,890
  Net changes due to revisions in quantity
     estimates.................................      (93,669,181)      (36,102,814)   (23,746,974)
  Accretion of discount........................      231,325,481        56,405,451     34,078,501
  Other........................................     (204,768,815)     (220,119,873)     2,032,696
                                                 ---------------   ---------------   ------------
  Total revisions..............................   (1,759,739,589)    1,323,670,362    135,812,113
New field discoveries and extensions, net of
  future production and development costs......      110,213,160       359,265,150    102,582,467
Purchases of minerals in place.................       39,544,163       160,240,785     39,282,292
Sales of minerals in place.....................      (50,131,970)         (598,021)    (5,360,428)
Sales of oil and gas produced, net of
  production costs.............................     (144,262,145)     (159,331,003)   (88,196,672)
Previously estimated development costs
  incurred.....................................       94,107,760        65,953,028     39,149,732
Net change in income taxes.....................      586,868,060      (610,185,669)   (74,598,773)
                                                 ---------------   ---------------   ------------
Net change in standardized measure of
  discounted future net cash flows.............   (1,123,400,561)    1,139,014,632    148,670,731
                                                 ---------------   ---------------   ------------
Ending balance.................................  $   454,557,905   $ 1,577,958,466   $438,943,834
                                                 ===============   ===============   ============

     QUARTERLY RESULTS. The following table presents summarized quarterly financial information for the years ended December 31, 2000 and 2001:

                                                                                                    DILUTED
                                                                                      BASIC EPS       EPS
                                                          INCOME/                      INCOME/      INCOME/
                                                          (LOSS)                        (LOSS)       (LOSS)
                                                          BEFORE                        BEFORE       BEFORE
                                                          EXTRA-                        EXTRA-       EXTRA-
                                          INCOME/        ORDINARY                      ORDINARY     ORDINARY
                                          (LOSS)         ITEM AND                      ITEM AND     ITEM AND     BASIC    DILUTED
                                          BEFORE         CHANGE IN         NET        CHANGE IN    CHANGE IN    EPS NET   EPS NET
                                          INCOME        ACCOUNTING       INCOME/      ACCOUNTING   ACCOUNTING   INCOME/   INCOME/
                          REVENUES         TAXES         PRINCIPLE        (LOSS)      PRINCIPLE    PRINCIPLE    (LOSS)    (LOSS)
                        ------------   -------------   -------------   ------------   ----------   ----------   -------   -------
2000
First Quarter.........  $ 37,747,645   $  14,919,044   $  9,589,828    $  9,589,828     $ 0.46       $ 0.43       0.46      0.43
Second Quarter........    46,127,375      22,218,358     14,213,274      14,213,274       0.68         0.61       0.68      0.61
Third Quarter.........    49,525,166      24,748,163     15,832,348      15,832,348       0.74         0.66       0.74      0.66
Fourth Quarter........    58,224,760      31,193,781     20,178,416      19,548,558       0.93         0.82       0.90      0.80
                        ------------   -------------   ------------    ------------
        Total.........  $191,624,946   $  93,079,346   $ 59,813,866    $ 59,184,008     $ 2.82       $ 2.53     $ 2.79    $ 2.51
                        ============   =============   ============    ============
2001
First Quarter.........  $ 62,392,014   $  35,513,130   $ 22,719,653    $ 22,326,785     $ 0.92       $ 0.89     $ 0.91    $ 0.88
Second Quarter........    52,303,265      23,408,900     14,972,946      14,972,946       0.61         0.59       0.61      0.59
Third Quarter.........    41,244,583      11,607,563      7,420,090       7,420,090       0.30         0.29       0.30      0.29
Fourth Quarter........    27,867,628    (104,721,926)   (67,067,586)    (67,067,586)     (2.71)       (2.71)     (2.71)    (2.71)
                        ------------   -------------   ------------    ------------
        Total.........  $183,807,490   $ (34,192,333)  $(21,954,897)   $(22,347,765)    $(0.89)      $(0.89)    $(0.90)   $(0.90)
                        ============   =============   ============    ============

PROSPECTUS

                                  $350,000,000

[SWIFT ENERGY COMPANY LOGO]   SWIFT ENERGY COMPANY

                                DEBT SECURITIES
                                  COMMON STOCK
                                PREFERRED STOCK
                               DEPOSITARY SHARES
                                    WARRANTS

     Swift Energy Company may offer and sell from time to time debt securities, common stock, preferred stock, depositary shares or warrants. We will provide specific terms of the offering and sale of these securities in supplements to this prospectus. These terms will include the initial offering price, aggregate amount of the offering, listing on any securities exchange or quotation system, risk factors and the agents, dealers or underwriters, if any, to be used in connection with the sale of these securities. Certain selling shareholders may also from time to time offer and sell common stock under this prospectus. You should read this prospectus and any supplement carefully before you invest.

     Our common stock is traded on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "SFY."

     This prospectus may not be used to sell securities unless accompanied by a supplement to this prospectus.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this prospectus is July 23, 2001

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND IN ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS OR THE APPLICABLE PROSPECTUS SUPPLEMENT.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
ABOUT THIS PROSPECTUS.......................................    1
WHERE YOU CAN FIND MORE INFORMATION.........................    1
RISK FACTORS................................................    2
FORWARD-LOOKING STATEMENTS..................................    3
THE COMPANY.................................................    4
RATIO OF EARNINGS TO FIXED CHARGES..........................    4
USE OF PROCEEDS.............................................    5
DESCRIPTION OF DEBT SECURITIES..............................    5
  General...................................................    6
  Non U.S. Currency.........................................    7
  Original Issue Discount Securities........................    7
  Covenants.................................................    7
  Registration, Transfer, Payment and Paying Agent..........    7
  Ranking of Debt Securities................................    8
  Global Securities.........................................    9
  Outstanding Debt Securities...............................    9
  Redemption and Repurchase.................................    9
  Conversion and Exchange...................................    9
  Consolidation, Merger and Sale of Assets..................    9
  Events of Default.........................................   10
  Modification and Waivers..................................   11
  Discharge, Termination and Covenant Termination...........   12
  Governing Law.............................................   13
  Regarding the Trustees....................................   13
DESCRIPTION OF CAPITAL STOCK................................   13
  General...................................................   13
  Common Stock..............................................   14
  Preferred Stock...........................................   14
  Anti-takeover Provisions..................................   15
DESCRIPTION OF DEPOSITARY SHARES............................   17
DESCRIPTION OF WARRANTS.....................................   18
SELLING SHAREHOLDERS........................................   18
PLAN OF DISTRIBUTION........................................   19
LEGAL OPINIONS..............................................   20
EXPERTS.....................................................   21

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under the shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $350,000,000. In addition, under this shelf process, one or more selling shareholders may sell our common stock in one or more offerings, which will reduce the aggregate dollar amount we may sell. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, together with additional information described under the heading "WHERE YOU CAN FIND MORE INFORMATION."

     As used in this prospectus, "Swift," "we," "us," and "our" refer to Swift Energy Company and its subsidiaries.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, which requires us to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the "SEC." You may read and copy any document that we file at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. You may also inspect our filings at the regional offices of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048 or over the Internet at the SEC's web site at http://www.sec.gov, or at our own website at http://www.swiftenergy.com.

     This prospectus constitutes part of a Registration Statement on Form S-3 filed with the SEC under the Securities Act of 1933. It omits some of the information contained in the Registration Statement, and reference is made to the Registration Statement for further information with respect to us and the securities we are offering. Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the SEC is not necessarily complete, and in each instance reference is made to the copy of the filed document.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information and the information in the prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the securities covered by this prospectus:

          1. Our Annual Report on Form 10-K for the year ended December 31,
     2000;

          2. Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001;

          3. The description of our common stock contained in our registration statement on Form 8-A filed on July 24, 1981, as amended, including any amendment or report filed before or after the date of this prospectus for the purpose of updating the description; and

          4. The description of our preferred share purchase rights contained in our registration statement on Form 8-A filed on August 11, 1997, as amended on April 7, 1999, including any amendment or report filed before or after the date of this prospectus for the purpose of updating the description.

     You may request a copy of these filings at no cost, by writing or telephoning Bruce H. Vincent, Executive Vice President -- Corporate Development, Swift Energy Company, Suite 400, 16825 Northchase Drive, Houston, Texas 77060, phone: (281) 874-2700.

                                  RISK FACTORS

     There are a number of risks associated with investing in Swift and in our industry. You should carefully review the more detailed description of risk factors contained in the supplement to this prospectus.

     - Our revenue, profitability and cash flow depend upon the prices and demand for oil and gas. The markets for these commodities are very volatile and steep or prolonged drops in prices can harm us financially and hurt our ability to grow.

     - Our drilling activities are subject to many risks, including the risk that we will not discover commercially productive reservoirs. Operating and developing oil and natural gas properties involves a number of inherent risks, including the risk of personal injury, environmental contamination or loss of wells. We may not be able to insure against all of these risks.

     - Our significant growth in recent years is attributable in significant part to our acquiring producing properties. Our ability to continue to make successful acquisitions is influenced by many factors beyond our control. A failure to acquire producing properties on a profitable basis in the future may significantly affect our profitability and growth.

     - Estimates of our proved developed oil and natural gas reserves and the resulting future net revenues contained in this prospectus and elsewhere are based on a number of uncertainties. A failure to realize our estimated prices or estimated production volumes could materially adversely affect our revenues, profitability and financial health.

     - Our ability to conduct operations in a timely and cost effective manner depends on the availability of supplies, equipment and personnel. The oil and gas industry is cyclical and experiences periodic shortages of drilling rigs and other equipment, tubular goods, supplies and experienced personnel. Shortages can delay operations and materially increase operating and capital costs.

     - We make, and will continue to make, substantial capital expenditures to acquire, develop, produce, explore and abandon our oil and natural gas reserves. Any decrease in our revenues, as a result of lower oil or gas prices or otherwise, could limit our ability to replace reserves or maintain production at current levels. If our cash flow from operations drops significantly, we may be unable to find additional debt or equity financing.

     - Our future success depends on our ability to find, develop or acquire additional oil and natural gas reserves that are economically recoverable. Failure to do so will result in lower production and cash flow.

                           FORWARD-LOOKING STATEMENTS

     Some of the information included in this prospectus, any prospectus supplement and the documents we have incorporated by reference contain forward-looking statements. Forward-looking statements use forward-looking terms such as "believe," "expect," "may," "intend," "will," "project," "budget," "should" or "anticipate" or other similar words. These statements discuss "forward-looking" information such as:

     - anticipated capital expenditures and budgets;

     - future cash flows and borrowings;

     - pursuit of potential future acquisition or drilling opportunities; and

     - sources of funding for exploration and development.

     These forward-looking statements are based on assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks, including the following:

     - fluctuations of the prices received or demand for oil and natural gas;

     - uncertainty of drilling results, reserve estimates and reserve replacement;

     - operating hazards;

     - acquisition risks;

     - unexpected substantial variances in capital requirements;

     - environmental matters; and

     - general economic conditions.

     Other factors that could cause actual results to differ materially from those anticipated are discussed in our periodic filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2000.

     When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We will not update these forward-looking statements unless the securities laws require us to do so.

                                  THE COMPANY

     Swift Energy Company, a Texas corporation, is engaged in the exploration, development, acquisition and operation of oil and gas properties. Historically, our primary focus has been on U.S. onshore natural gas reserves, although we are now also focusing on our operations in New Zealand and have interests offshore in the Gulf of Mexico. As of December 31, 2000, we had interests in 1,528 oil and gas wells located in eight states, offshore in the Gulf of Mexico and in New Zealand. We operated 817 of these wells, representing 91% of our proved reserves. At such date, our estimated proved reserves were 629.4 Bcfe, of which approximately 67% was natural gas, with 54% of our reserves located in Texas, 22% in Louisiana and 20% in New Zealand.

     Our core domestic areas for development and exploration drilling are the AWP Olmos Area located in South Texas and the Brookeland Area, the Giddings Area and the Masters Creek Area in the Austin Chalk trend in Texas and Louisiana. We expect our reserves in the AWP Olmos Field to be steadily produced over a long period. This offsets the Austin Chalk trend reserves, which have a high initial production but decline rapidly. The AWP Olmos Field accounted for approximately 37% of our proved reserves as of December 31, 2000 and approximately 32% of our 2000 production, while the Austin Chalk trend accounted for approximately 35% of our proved reserves as of December 31, 2000 and generated approximately 62% of our 2000 production. New Zealand accounted for approximately 20% of our proved reserves as of December 31, 2000 and had not yet produced as of December 31, 2000. Subsequent to year-end 2000, we acquired interests in Lake Washington Field in Louisiana for $30.5 million.

     We have increased our proved reserves from 176.1 Bcfe at year-end 1995 to
629.4 Bcfe at year-end 2000, which represents the replacement of 375% of our production during the same period. Our five-year average reserves replacement costs were $0.94 per Mcfe. A combination of increased production and decreased operating costs per Mcfe resulted in average annual growth in net cash provided by operating activities of 55% per year from year-end 1995 to year-end 2000.

     Swift's philosophy is to pursue a balanced growth strategy that includes an active drilling program, strategic acquisitions, and the utilization of advanced technologies. We seek to increase our reserves through both drilling and acquisitions, shifting the balance between the two activities in response to market conditions. For example, when oil and gas prices are low, we focus upon acquiring producing properties. When oil and gas prices are high, we shift our focus to drilling wells.

     Following the fall in oil and gas prices during mid-1998, we grew primarily by increasing our acreage position, mainly through the Toledo Bend properties acquisition in Texas and Louisiana purchased from Sonat Exploration Company. Capital expenditures for development and exploration drilling were $67.4 million in 1998 and $44 million in 1999, while the amounts spent for acquisitions were $59.5 million in 1998 and $20.6 million in 1999. In 2000 drilling expenditures totaled $115.5 million, while $33.4 million was spent to acquire producing properties, primarily in the third quarter. Most of our drilling activities were in the AWP Olmos Field, the Austin Chalk trend and New Zealand.

     Our principal executive offices are located at 16825 Northchase Drive, Suite 400, Houston, Texas 77060 and our telephone number is (281) 874-2700.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our ratio of earnings to fixed charges:

                                                                             THREE MONTHS
                                                                                 ENDED
                                             YEARS ENDED DECEMBER 31,          MARCH 31,
                                         ---------------------------------   -------------
                                         1996    1997   1998   1999   2000   2000    2001
                                         -----   ----   ----   ----   ----   -----   -----
Ratio of earnings to fixed charges.....   12.8x   5.2x   --     2.4x   5.2x   3.6x   9.1x

     Due to the $90.8 million non-cash charge incurred in the year ended December 31, 1998 caused by a write down in the carrying value of natural gas and oil properties, 1998 earnings were insufficient by

$76.9 million to cover fixed charges in 1998. If the $90.8 million non-cash charge is excluded, the ratio of earnings to fixed charges would have been 2.1x.

     For the purpose of computing the ratio of earnings to fixed charges, earnings are defined as:

     - income from continuing operations before income taxes;

     - plus fixed charges; and

     - less capitalized interest.

     Fixed charges are defined as the sum of the following:

     - interest, including capitalized interest, on all indebtedness;

     - amortization of debt issuance cost; and

     - that portion of rental expense which we believe to be representative of an interest factor.

                                USE OF PROCEEDS

     Unless we specify otherwise in an accompanying prospectus supplement, we intend to use the net proceeds we receive from the sale of securities offered by this prospectus and the accompanying prospectus supplement for the repayment of debt under our credit lines and for general corporate purposes. General corporate purposes may include additions to working capital, development and exploration expenditures or the financing of possible acquisitions. We will not receive any proceeds from any sale of common stock by selling shareholders.

     The net proceeds may be invested temporarily until they are used for their stated purpose.

                         DESCRIPTION OF DEBT SECURITIES

     This section describes the general terms and provisions of the debt securities which may be offered by us from time to time. The applicable prospectus supplement will describe the specific terms of the debt securities offered by that prospectus supplement.

     We may issue debt securities either separately or together with, or upon the conversion of, or in exchange for, other securities. The debt securities are to be either senior obligations of ours issued in one or more series and referred to herein as the "Senior Debt Securities," or subordinated obligations of ours issued in one or more series and referred to herein as the "Subordinated Debt Securities." The Senior Debt Securities and the Subordinated Debt Securities are collectively referred to as the "Debt Securities." The Debt Securities will be general obligations of the Company. Each series of Debt Securities will be issued under an agreement, or "Indenture," between Swift and an independent third party, usually a bank or trust company, known as a "Trustee," who will be legally obligated to carry out the terms of the Indenture. The name(s) of the Trustee(s) will be set forth in the applicable prospectus supplement. We may issue all the Debt Securities under the same Indenture, as one or as separate series, as specified in the applicable prospectus supplement(s).

     This summary of certain terms and provisions of the Debt Securities and Indentures is not complete. If we refer to particular provisions of an Indenture, the provisions, including definitions of certain terms, are incorporated by reference as a part of this summary. The Indentures are or will be filed as an exhibit to the registration statement of which this prospectus is a part, or as exhibits to documents filed under the Securities Exchange Act of 1934 which are incorporated by reference into this prospectus. The Indentures are subject to and governed by the Trust Indenture Act of 1939, as amended. You should refer to the applicable Indenture for the provisions which may be important to you.

GENERAL

     The Indentures will not limit the amount of Debt Securities which we may issue. We may issue Debt Securities up to an aggregate principal amount as we may authorize from time to time. The applicable prospectus supplement will describe the terms of any Debt Securities being offered, including:

     - the title and aggregate principal amount;

     - the date(s) when principal is payable;

     - the interest rate, if any, and the method for calculating the interest rate;

     - the interest payment dates and the record dates for the interest payments;

     - the places where the principal and interest will be payable;

     - any mandatory or optional redemption or repurchase terms or prepayment, conversion, sinking fund or exchangeability or convertibility provisions;

     - whether such Debt Securities will be Senior Debt Securities or Subordinated Debt Securities and, if Subordinated Debt Securities, the subordination provisions and the applicable definition of "Senior Indebtedness";

     - additional provisions, if any, relating to the defeasance and covenant defeasance of the Debt Securities;

     - if other than denominations of $1,000 or multiples of $1,000, the denominations the Debt Securities will be issued in;

     - whether the Debt Securities will be issued in the form of Global Securities, as defined below, or certificates;

     - whether the Debt Securities will be issuable in registered form, referred to as "Registered Securities," or in bearer form, referred to as "Bearer Securities" or both and, if Bearer Securities are issuable, any restrictions applicable to the exchange of one form for another and the offer, sale and delivery of Bearer Securities;

     - any applicable material federal tax consequences;

     - the dates on which premiums, if any, will be payable;

     - our right, if any, to defer payment of interest and the maximum length of such deferral period;

     - any paying agents, transfer agents, registrars or trustees;

     - any listing on a securities exchange;

     - if convertible into common stock or preferred stock, the terms on which such Debt Securities are convertible;

     - the terms, if any, of the transfer, mortgage, pledge, or assignment as security for any series of Debt Securities of any properties, assets, proceeds, securities or other collateral, including whether certain provisions of the Trust Indenture Act are applicable, and any corresponding changes to provisions of the Indenture as currently in effect;

     - the initial offering price; and

     - other specific terms, including covenants and any additions or changes to the events of default provided for with respect to the Debt Securities.

     The terms of the Debt Securities of any series may differ and, without the consent of the holders of the Debt Securities of any series, we may reopen a previous series of Debt Securities and issue additional

Debt Securities of such series or establish additional terms of such series, unless otherwise indicated in the applicable prospectus supplement.

NON U.S. CURRENCY

     If the purchase price of any Debt Securities is payable in a currency other than U.S. dollars or if principal of, or premium, if any, or interest, if any, on any of the Debt Securities is payable in any currency other than U.S. dollars, the specific terms with respect to such Debt Securities and such foreign currency will be specified in the applicable prospectus supplement.

ORIGINAL ISSUE DISCOUNT SECURITIES

     Debt Securities may be issued as "Original Issue Discount Securities" to be sold at a substantial discount below their principal amount. Original Issue Discount Securities may include "zero coupon" securities that do not pay any cash interest for the entire term of the securities. In the event of an acceleration of the maturity of any Original Issue Discount Security, the amount payable to the holder thereof upon such acceleration will be determined in the manner described in the applicable prospectus supplement. Conditions pursuant to which payment of the principal of the Subordinated Debt Securities may be accelerated will be set forth in the applicable prospectus supplement. Material federal income tax and other considerations applicable to Original Issue Discount Securities will be described in the applicable prospectus supplement.

COVENANTS

     Under the Indentures, we will be required to:

     - pay the principal, interest and any premium on the Debt Securities when due;

     - maintain a place of payment;

     - deliver a report to the Trustee at the end of each fiscal year reviewing our obligations under the Indentures; and

     - deposit sufficient funds with any paying agent on or before the due date for any principal, interest or any premium.

     Any additional covenants will be described in the applicable prospectus supplement.

REGISTRATION, TRANSFER, PAYMENT AND PAYING AGENT

     Unless otherwise indicated in a prospectus supplement, each series of Debt Securities will be issued in registered form only, without coupons. The Indentures, however, provide that we may also issue Debt Securities in bearer form only, or in both registered and bearer form. Bearer Securities shall not be offered, sold, resold or delivered in connection with their original issuance in the United States or to any United States person other than offices located outside the United States of certain United States financial institutions. "United States person" means any citizen or resident of the United States, any corporation, partnership or other entity created or organized in or under the laws of the United States, any estate the income of which is subject to United States federal income taxation regardless of its source, or any trust whose administration is subject to the primary supervision of a United States court and which has one or more United States fiduciaries who have the authority to control all substantial decisions of the trust. "United States" means the United States of America (including the states thereof and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction. Purchasers of Bearer Securities will be subject to certification procedures and may be affected by certain limitations under United States tax laws. Such procedures and limitations will be described in the prospectus supplement relating to the offering of the Bearer Securities.

     Unless otherwise indicated in a prospectus supplement, Registered Securities will be issued in denominations of $1,000 or any integral multiple thereof, and Bearer Securities will be issued in denominations of $5,000.

     Unless otherwise indicated in a prospectus supplement, the principal, premium, if any, and interest, if any, of or on the Debt Securities will be payable, and Debt Securities may be surrendered for registration of transfer or exchange, at an office or agency to be maintained by us in the Borough of Manhattan, The City of New York, provided that payments of interest with respect to any Registered Security may be made at our option by check mailed to the address of the person entitled to payment or by transfer to an account maintained by the payee with a bank located in the United States. No service charge shall be made for any registration of transfer or exchange of Debt Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge and any other expenses that may be imposed in connection with the exchange or transfer.

     Unless otherwise indicated in a prospectus supplement, payment of principal of, premium, if any, and interest, if any, on Bearer Securities will be made, subject to any applicable laws and regulations, at such office or agency outside the United States as specified in the prospectus supplement and as we may designate from time to time. Unless otherwise indicated in a prospectus supplement, payment of interest due on Bearer Securities on any interest payment date will be made only against surrender of the coupon relating to such interest payment date. Unless otherwise indicated in a prospectus supplement, no payment of principal, premium or interest with respect to any Bearer Security will be made at any office or agency in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States; except that if amounts owing with respect to any Bearer Securities shall be payable in U.S. dollars, payment may be made at the Corporate Trust Office of the applicable Trustee or at any office or agency designated by us in the Borough of Manhattan, The City of New York, if (but only if) payment of the full amount of such principal, premium or interest at all offices outside of the United States maintained for such purpose by us is illegal or effectively precluded by exchange controls or similar restrictions.

     Unless otherwise indicated in the applicable prospectus supplement, we will not be required to:

     - issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series of like tenor to be redeemed and ending at the close of business on the day of that selection;

     - register the transfer of or exchange any Registered Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Security being redeemed in part;

     - exchange any Bearer Security called for redemption, except to exchange such Bearer Security for a Registered Security of that series and like tenor that is simultaneously surrendered for redemption; or

     - issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the holder, except the portion, if any, of the Debt Security not to be so repaid.

RANKING OF DEBT SECURITIES

     The Senior Debt Securities will be unsubordinated obligations of ours and will rank equally in right of payment with all other unsubordinated indebtedness of ours. The Subordinated Debt Securities will be obligations of ours and will be subordinated in right of payment to all existing and future Senior Indebtedness. The prospectus supplement will describe the subordination provisions and set forth the definition of "Senior Indebtedness" applicable to the Subordinated Debt Securities, and will set forth the approximate amount of such Senior Indebtedness outstanding as of a recent date.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a "Depositary" identified in the prospectus supplement relating to such series. Global Debt Securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for individual certificates evidencing Debt Securities, a Global Debt Security may not be transferred except as a whole:

     - by the Depositary to a nominee of such Depositary;

     - by a nominee of such Depositary to such Depositary or another nominee of such Depositary; or

     - by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

     The specific terms of the depositary arrangement with respect to a series of Global Debt Securities and certain limitations and restrictions relating to a series of Global Bearer Securities will be described in the applicable prospectus supplement.

OUTSTANDING DEBT SECURITIES

     In determining whether the holders of the requisite principal amount of outstanding Debt Securities have given any authorization, demand, direction, notice, consent or waiver under the relevant Indenture, the amount of outstanding Debt Securities will be calculated based on the following:

     - the portion of the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding for such purposes shall be that portion of the principal amount thereof that could be declared to be due and payable upon a declaration of acceleration pursuant to the terms of such Original Issue Discount Security as of the date of such determination;

     - the principal amount of a Debt Security denominated in a currency other than U.S. dollars shall be the U.S. dollar equivalent, determined on the date of original issue of such Debt Security, of the principal amount of such Debt Security; and

     - any Debt Security owned by us or any obligor on such Debt Security or any affiliate of us or such other obligor shall be deemed not to be outstanding.

REDEMPTION AND REPURCHASE

     The Debt Securities may be redeemable at our option, may be subject to mandatory redemption pursuant to a sinking fund or otherwise, or may be subject to repurchase by Swift at the option of the holders, in each case upon the terms, at the times and at the prices set forth in the applicable prospectus supplement.

CONVERSION AND EXCHANGE

     The terms, if any, on which Debt Securities of any series are convertible into or exchangeable for common stock, preferred stock, or other Debt Securities will be set forth in the applicable prospectus supplement. Such terms of conversion or exchange may be either mandatory, at the option of the holders, or at our option.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     Each Indenture generally will permit a consolidation or merger, subject to certain limitations and conditions, between us and another corporation. They also will permit the sale by us of all or substantially all of our property and assets. If this happens, the remaining or acquiring corporation shall assume all of our responsibilities and liabilities under the Indentures including the payment of all amounts due on the Debt Securities and performance of the covenants in the Indentures.

     We are only permitted to consolidate or merge with or into any other corporation or sell all or substantially all of our assets according to the terms and conditions of the Indentures, as indicated in the applicable prospectus supplement. The remaining or acquiring corporation will be substituted for us in the Indentures with the same effect as if it had been an original party to the Indenture. Thereafter, the successor corporation may exercise our rights and powers under any Indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our board of directors or any of our officers may be done by the board or officers of the successor corporation.

EVENTS OF DEFAULT

     Unless otherwise specified in the applicable prospectus supplement, an Event of Default, as defined in the Indentures and applicable to Debt Securities issued under such Indentures, typically will occur with respect to the Debt Securities of any series under the Indenture upon:

     - default for a period to be specified in the applicable prospectus supplement in payment of any interest with respect to any Debt Security of such series;

     - default in payment of principal or any premium with respect to any Debt Security of such series when due upon maturity, redemption, repurchase at the option of the holder or otherwise;

     - default in deposit of any sinking fund payment when due with respect to any Debt Security of such series;

     - default by us in the performance, or breach, of any other covenant or warranty in such Indenture, which shall not have been remedied for a period to be specified in the applicable prospectus supplement after notice to us by the applicable Trustee or the holders of not less than a fixed percentage in aggregate principal amount of the Debt Securities of all series issued under the applicable Indenture;

     - certain events of bankruptcy, insolvency or reorganization of Swift; or

     - any other Event of Default that may be set forth in the applicable prospectus supplement, including an Event of Default based on other debt being accelerated, known as a "cross-acceleration."

     No Event of Default with respect to any particular series of Debt Securities necessarily constitutes an Event of Default with respect to any other series of Debt Securities. If the Trustee considers it in the interest of the holders to do so, the Trustee under an Indenture may withhold notice of the occurrence of a default with respect to the Debt Securities to the holders of any series outstanding, except a default in payment of principal, premium, if any, interest, if any.

     Each Indenture will provide that if an Event of Default with respect to any series of Debt Securities issued thereunder shall have occurred and be continuing, either the relevant Trustee or the holders of at least a fixed percentage in principal amount of the Debt Securities of such series then outstanding may declare the principal amount of all the Debt Securities of such series to be due and payable immediately. In the case of Original Issue Discount Securities, the Trustee may declare as due and payable such lesser amount as may be specified in the applicable prospectus supplement. However, upon certain conditions, such declaration and its consequences may be rescinded and annulled by the holders of at least a fixed percentage in principal amount of the Debt Securities of all series issued under the applicable Indenture.

     The applicable prospectus supplement will provide the terms pursuant to which an Event of Default shall result in acceleration of the payment of principal of Subordinated Debt Securities.

     In the case of a default in the payment of principal of, or premium, if any, or interest, if any, on any Subordinated Debt Securities of any series, the applicable Trustee, subject to certain limitations and conditions, may institute a judicial proceeding for the collection thereof.

     No holder of any of the Debt Securities of any series will have any right to institute any proceeding with respect to the Indenture or any remedy thereunder, unless the holders of at least a fixed percentage in principal amount of the outstanding Debt Securities of such series:

     - have made written request to the Trustee to institute such proceeding as Trustee, and offered reasonable indemnity to the Trustee,

     - the Trustee has failed to institute such proceeding within the time period specified in the applicable prospectus supplement after receipt of such notice, and

     - the Trustee has not within such period received directions inconsistent with such written request by holders of a majority in principal amount of the outstanding Debt Securities of such series. Such limitations do not apply, however, to a suit instituted by a holder of a Debt Security for the enforcement of the payment of the principal of, premium, if any, or any accrued and unpaid interest on, the Debt Security on or after the respective due dates expressed in the Debt Security.

     During the existence of an Event of Default under an Indenture, the Trustee is required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise thereof as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default shall occur and be continuing, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions concerning the rights of the Trustee, the holders of at least a fixed percentage in principal amount of the outstanding Debt Securities of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any power conferred on the Trustee with respect to such series.

     The Indentures provide that the Trustee will, within the time period specified in the applicable prospectus supplement after the occurrence of any default, give to the holders of the Debt Securities of such series notice of such default known to it, unless such default shall have been cured or waived; provided that the Trustee shall be protected in withholding such notice if it determines in good faith that the withholding of such notice is in the interest of such holders, except in the case of a default in payment of principal of or premium, if any, on any Debt Security of such series when due or in the case of any default in the payment of any interest on the Debt Securities of such series.

     Swift is required to furnish to the Trustee annually a statement as to compliance with all conditions and covenants under the Indentures.

MODIFICATION AND WAIVERS

     From time to time, when authorized by resolutions of our board of directors and by the Trustee, without the consent of the holders of Debt Securities of any series, we may amend, waive or supplement the Indentures and the Debt Securities of such series for certain specified purposes, including, among other things:

     - to cure ambiguities, defects or inconsistencies;

     - to provide for the assumption of our obligations to holders of the Debt Securities of such series in the case of a merger or consolidation;

     - to add to our Events of Default or our covenants or to make any change that would provide any additional rights or benefits to the holders of the Debt Securities of such series;

     - to add or change any provisions of such Indenture to facilitate the issuance of Bearer Securities;

     - to establish the form or terms of Debt Securities of any series and any related coupons;

     - to add guarantors with respect to the Debt Securities of such series;

     - to secure the Debt Securities of such series;

     - to maintain the qualification of the Indenture under the Trust Indenture Act; or

     - to make any change that does not adversely affect the rights of any holder.

     Other amendments and modifications of the Indentures or the Debt Securities issued thereunder may be made by Swift and the Trustee with the consent of the holders of not less than a fixed percentage of the aggregate principal amount of the outstanding Debt Securities of each series affected, with each series voting as a separate class; provided that, without the consent of the holder of each outstanding Debt Security affected, no such modification or amendment may:

     - reduce the principal amount of, or extend the fixed maturity of the Debt Securities, or alter or waive any redemption, repurchase or sinking fund provisions of the Debt Securities;

     - reduce the amount of principal of any Original Issue Discount Securities that would be due and payable upon an acceleration of the maturity thereof;

     - change the currency in which any Debt Securities or any premium or the accrued interest thereon is payable;

     - reduce the percentage in principal amount outstanding of Debt Securities of any series which must consent to an amendment, supplement or waiver or consent to take any action under the Indenture or the Debt Securities of such series;

     - impair the right to institute suit for the enforcement of any payment on or with respect to the Debt Securities;

     - waive a default in payment with respect to the Debt Securities or any guarantee;

     - reduce the rate or extend the time for payment of interest on the Debt Securities;

     - adversely affect the ranking of the Debt Securities of any series;

     - release any guarantor from any of its obligations under its guarantee or the Indenture, except in compliance with the terms of the Indenture; or

     - solely in the case of a series of Subordinated Debt Securities, modify any of the applicable subordination provisions or the applicable definition of Senior Indebtedness in a manner adverse to any holders.

     The holders of a fixed percentage in aggregate principal amount of the outstanding Debt Securities of any series may waive compliance by us with certain restrictive provisions of the relevant Indenture, including any set forth in the applicable prospectus supplement. The holders of a fixed percentage in aggregate principal amount of the outstanding Debt Securities of any series may, on behalf of the holders of that series, waive any past default under the applicable Indenture with respect to that series and its consequences, except a default in the payment of the principal of, or premium, if any, or interest, if any, on any Debt Securities of such series, or in respect of a covenant or provision which cannot be modified or amended without the consent of a larger fixed percentage of holders or by the holder of each outstanding Debt Securities of the series affected.

DISCHARGE, TERMINATION AND COVENANT TERMINATION

     When we establish a series of Debt Securities, we may provide that such series is subject to the termination and discharge provisions of the applicable Indenture. If those provisions are made applicable, we may elect either:

     - to terminate and be discharged from all of our obligations with respect to those Debt Securities subject to some limitations; or

     - to be released from our obligations to comply with specified covenants relating to those Debt Securities, as described in the applicable prospectus supplement.

     To effect that termination or covenant termination, we must irrevocably deposit in trust with the relevant Trustee an amount which, through the payment of principal and interest in accordance with their terms, will provide money sufficient to make payments on those Debt Securities and any mandatory sinking fund or similar payments on those Debt Securities. This deposit may be made in any combination of funds or government obligations. On such a termination, we will not be released from certain of our obligations that will be specified in the applicable prospectus supplement.

     To establish such a trust we must deliver to the relevant Trustee an opinion of counsel to the effect that the holders of those Debt Securities:

     - will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the termination or covenant termination; and

     - will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the termination or covenant termination had not occurred.

     If we effect covenant termination with respect to any Debt Securities, the amount of deposit with the relevant Trustee must be sufficient to pay amounts due on the Debt Securities at the time of their stated maturity. However, those Debt Securities may become due and payable prior to their stated maturity if there is an Event of Default with respect to a covenant from which we have not been released. In that event, the amount on deposit may not be sufficient to pay all amounts due on the Debt Securities at the time of the acceleration.

     The applicable prospectus supplement may further describe the provisions, if any, permitting termination or covenant termination, including any modifications to the provisions described above.

GOVERNING LAW

     The Indentures and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York.

REGARDING THE TRUSTEES

     The Trust Indenture Act contains limitations on the rights of a trustee, should it become a creditor of ours, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. Each Trustee is permitted to engage in other transactions with us from time to time, provided that if such Trustee acquires any conflicting interest, it must eliminate such conflict upon the occurrence of an Event of Default under the relevant Indenture, or else resign.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     As of the date of this prospectus, we are authorized to issue up to 90,000,000 shares of stock, including up to 85,000,000 shares of common stock and up to 5,000,000 shares of preferred stock. As of March 31, 2001, we had 24,709,565 shares of common stock and no shares of preferred stock outstanding. As of that date, we also had approximately 2,153,865 shares of common stock subject to issuance upon exercise of outstanding options.

     The following is a summary of the key terms and provisions of our equity securities. You should refer to the applicable provisions of our articles of incorporation, bylaws, the Texas Business Corporation Act and the documents we have incorporated by reference for a complete statement of the terms and rights of our capital stock.

COMMON STOCK

     Voting Rights. Each holder of common stock is entitled to one vote per share. Subject to the rights, if any, of the holders of any series of preferred stock pursuant to applicable law or the provision of the certificate of designation creating that series, all voting rights are vested in the holders of shares of common stock. Holders of shares of common stock have noncumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors, and the holders of the remaining shares voting for the election of directors will not be able to elect any directors.

     Dividends. Dividends may be paid to the holders of common stock when, as and if declared by the board of directors out of funds legally available for their payment, subject to the rights of holders of any preferred stock. Swift has never declared a cash dividend and intends to continue its policy of using retained earnings for expansion of its business.

     Rights upon Liquidation. In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of common stock will be entitled to share equally, in proportion to the number of shares of common stock held by them, in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock, if any, have received their liquidation preferences in full.

     Non-Assessable. All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we offer and issue under this Prospectus will also be fully paid and non-assessable.

     No Preemptive Rights. Holders of common stock are not entitled to preemptive purchase rights in future offerings of our common stock.

     Listing. Our outstanding shares of common stock are listed on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "SFY." Any additional common stock we issue will also be listed on the NYSE and the PSE.

PREFERRED STOCK

     Our board of directors can, without approval of our shareholders, issue one or more series of preferred stock and determine the number of shares of each series and the rights, preferences and limitations of each series. The following description of the terms of the preferred stock sets forth certain general terms and provisions of our authorized preferred stock. If we offer preferred stock, a description will be filed with the SEC and the specific designations and rights will be described in a prospectus supplement, including the following terms:

     - the series, the number of shares offered and the liquidation value of the preferred stock;

     - the price at which the preferred stock will be issued;

     - the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock;

     - the liquidation preference of the preferred stock;

     - the voting rights of the preferred stock;

     - whether the preferred stock is redeemable or subject to a sinking fund, and the terms of any such redemption or sinking fund;

     - whether the preferred stock is convertible or exchangeable for any other securities, and the terms of any such conversion; and

     - any additional rights, preferences, qualifications, limitations and restrictions of the preferred stock.

     The description of the terms of the preferred stock to be set forth in an applicable prospectus supplement will not be complete and will be subject to and qualified in its entirety by reference to the certificate of designation relating to the applicable series of preferred stock. The registration statement of which this prospectus forms a part will include the certificate of designation as an exhibit or incorporate it by reference.

     Undesignated preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of our management. The issuance of shares of preferred stock may adversely affect the rights of the holders of our common stock. For example, any preferred stock issued may rank prior to our common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. As a result, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock or any existing preferred stock.

     Any preferred stock will, when issued, be fully paid and non-assessable.

ANTI-TAKEOVER PROVISIONS

     Certain provisions in our articles of incorporation, bylaws and our shareholders' rights plan may encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts.

     Our Classified Board of Directors. Our bylaws provide that our board of directors is divided into three classes as nearly equal in number as possible. The directors of each class are elected for three-year terms, and the terms of the three classes are staggered so that directors from a single class are elected at each annual meeting of stockholders. A staggered board makes it more difficult for shareholders to change the majority of the directors and instead promotes continuity of existing management.

     Our Ability to Issue Preferred Stock. As discussed above, our board of directors can set the voting rights, redemption rights, conversion rights and other rights relating to authorized but unissued shares of preferred stock and could issue that stock in either private or public transactions. Preferred stock could be issued for the purpose of preventing a merger, tender offer or other takeover attempt which the board of directors opposes.

     Our Rights Plan. Our board of directors has adopted a stockholders' rights plan. The rights attach to all common stock certificates representing outstanding shares. One right is issued for each share of common stock outstanding. Each right entitles the registered holder, under the circumstances described below, to purchase from us one one-thousandth of a share of our Series A Junior Participating Preferred Stock, a "Series A" share, at a price of $150.00 per one one-thousandth of a Series A share, subject to adjustment. The dividend and liquidation rights and the non-redemption feature of the Series A shares are designed so that the value of one one-thousandth of a Series A share purchasable upon exercise of each right will approximate the value of one share of common stock. The following is a summary of the terms of the rights plan. You should refer to the applicable provisions of the rights plan which we have incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

     The rights will separate from the common stock and right certificates will be distributed to the holders of common stock as of the earlier of:

     - 10 business days following a public announcement that a person or group of affiliated persons has acquired beneficial ownership of 15% or more of our outstanding voting shares, or

     - 10 business days following the commencement or announcement of an intention to commence a tender offer or exchange offer which would result in a person or group beneficially owning 15% or more of our outstanding voting shares.

     The rights are not exercisable until rights certificates are distributed. The rights will expire on July 31, 2007 unless that date is extended or the rights are earlier redeemed or exchanged.

     If a person or group (with certain exceptions for investment advisers) acquires 15% or more of our voting shares, each right then outstanding, other than rights beneficially owned by such person or group, becomes a right to buy that number of shares of common stock or other securities or assets having a market value of two times the exercise price of the right. The rights belonging to the acquiring person or group become null and void.

     If Swift is acquired in a merger or other business combination, or 50% of its consolidated assets or assets producing more than 50% of its earning power or cash flow are sold, each holder of a right will have the right to receive that number of shares of common stock of the acquiring company which at the time of such transaction has a market value of two times the purchase price of the right.

     At any time after a person or group acquires beneficial ownership of 15% or more of our outstanding voting shares and before the earlier of the two events described in the prior paragraph or acquisition by a person or group of beneficial ownership of 50% or more of our outstanding voting shares, our board of directors may, at its option, exchange the rights, other than those owned by such person or group, in whole or in part, at an exchange ratio of one share of common stock or a fractional share of Series A stock or other preferred stock equivalent in value thereto, per right.

     The Series A shares issuable upon exercise of the rights will be non-redeemable and rank junior to all other series of our preferred stock. Each whole Series A share will be entitled to receive a quarterly preferential dividend in an amount per share equal to the greater of $1.00 in cash, or in the aggregate, 1,000 times the dividend declared on the common stock, subject to adjustment. In the event of liquidation, the holders of Series A share may receive a preferential liquidation payment equal to the greater of $1,000 per share, or in the aggregate, 1,000 times the payment made on the shares of common stock. In the event of any merger, consolidation or other transaction in which the shares of common stock are exchanged for or changed into other stock or securities, cash or other property, each whole Series A share will be entitled to receive 1,000 times the amount received per share of common stock. Each whole Series A share will be entitled to 1,000 votes on all matters submitted to a vote of our stockholders and Series A shares will generally vote together as one class with the common stock and any other capital stock on all matters submitted to a vote of our stockholders.

     Prior to the earlier of the date it is determined that right certificates are to be distributed or the expiration date of the rights, our board of directors may redeem all, but not less than all, of the then outstanding rights at a price of $0.01 per right. Our board of directors in its sole discretion may establish the effective date and other terms and conditions of the redemption. Upon redemption, the ability to exercise the rights will terminate and the holders of rights will only be entitled to receive the redemption price.

     As long as the rights are redeemable, we may amend the rights agreement in any manner except to change the redemption price. After the rights are no longer redeemable, we may, except with respect to the redemption price, amend the rights agreement in any manner that does not adversely affect the interests of holders of the rights.

     Business Combinations Under Texas Law. Swift is a Texas corporation subject to Part Thirteen of the Texas Business Corporation Act known as the "Business Combination Law." In general, the Business Combination Law prevents an affiliated shareholder, or its affiliates or associates, from entering into a

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business combination with an issuing public corporation during the three-year period immediately following the date on which the affiliated shareholder became an affiliated shareholder, unless:

     - before the date such person became an affiliated shareholder, the board of directors of the issuing public corporation approves the business combination or the acquisition of shares that caused the affiliated shareholder to become an affiliated shareholder; or

     - not less than six months after the date such person became an affiliated shareholder, the business combination is approved by the affirmative vote of holders of at least two-thirds of the issuing public corporation's outstanding voting shares not beneficially owned by the affiliated shareholder, or its affiliates or associates.

     An affiliated shareholder is a person that is or was within the preceding three-year period the beneficial owner of 20% or more of a corporation's outstanding voting shares. An issuing public corporation includes most publicly held Texas corporations, including Swift. The term business combination includes:

     - mergers, share exchanges or conversions involving the affiliated shareholder;

     - dispositions of assets involving the affiliated shareholder having an aggregate value of 10% or more of the market value of the assets or of the outstanding common stock or representing 10% or more of the earning power or net income of the corporation;

     - issuances or transfers of securities by the corporation to the affiliated shareholder other than on a pro rata basis;

     - plans or agreements relating to a liquidation or dissolution of the corporation involving an affiliated shareholder;

     - reclassifications, recapitalizations, distributions or other transactions that would have the effect of increasing the affiliated shareholder's percentage ownership of the corporation; and

     - the receipt of tax, guarantee, loan or other financial benefits by an affiliated shareholder other than proportionately as a shareholder of the corporation.

                        DESCRIPTION OF DEPOSITARY SHARES

     We may offer preferred stock represented by depositary shares and issue depositary receipts evidencing the depositary shares. Each depositary share will represent a fraction of a share of preferred stock. Shares of preferred stock of each class or series represented by depositary shares will be deposited under a separate deposit agreement among us, a bank or trust company acting as the "Depositary" and the holders of the depositary receipts. Subject to the terms of the deposit agreement, each owner of a depositary receipt will be entitled, in proportion to the fraction of a share of preferred stock represented by the depositary shares evidenced by the depositary receipt, to all the rights and preferences of the preferred stock represented by such depositary shares. Those rights include any dividend, voting, conversion, redemption and liquidation rights. Immediately following the issuance and delivery of the preferred stock to the Depositary, we will cause the Depositary to issue the depositary receipts on our behalf.

     If depositary shares are offered, the applicable prospectus supplement will describe the terms of such depositary shares, the deposit agreement and, if applicable, the depositary receipts, including the following, where applicable:

     - the payment of dividends or other cash distributions to the holders of depositary receipts when such dividends or other cash distributions are made with respect to the preferred stock;

     - the voting by a holder of depositary shares of the preferred stock underlying such depositary shares at any meeting called for such purpose;

     - if applicable, the redemption of depositary shares upon a redemption by us of shares of preferred stock held by the Depositary;

     - if applicable, the exchange of depositary shares upon an exchange by us of shares of preferred stock held by the Depositary for debt securities or common stock;

     - if applicable, the conversion of the shares of preferred stock underlying the depositary shares into shares of our common stock, other shares of our preferred stock or our debt securities;

     - the terms upon which the deposit agreement may be amended and terminated;

     - a summary of the fees to be paid by us to the Depositary;

     - the terms upon which a Depositary may resign or be removed by us; and

     - any other terms of the depositary shares, the deposit agreement and the depositary receipts.

     If a holder of depositary receipts surrenders the depositary receipts at the corporate trust office of the Depositary, unless the related depositary shares have previously been called for redemption, converted or exchanged into other securities of Swift, the holder will be entitled to receive at this office the number of shares of preferred stock and any money or other property represented by such depositary shares. Holders of depositary receipts will be entitled to receive whole and, to the extent provided by the applicable prospectus supplement, fractional shares of the preferred stock on the basis of the proportion of preferred stock represented by each depositary share as specified in the applicable prospectus supplement. Holders of shares of preferred stock received in exchange for depositary shares will no longer be entitled to receive depositary shares in exchange for shares of preferred stock. If the holder delivers depositary receipts evidencing a number of depositary shares that is more than the number of depositary shares representing the number of shares of preferred stock to be withdrawn, the Depositary will issue the holder a new depositary receipt evidencing such excess number of depositary shares at the same time.

     Prospective purchasers of depositary shares should be aware that special tax, accounting and other considerations may be applicable to instruments such as depositary shares.

                            DESCRIPTION OF WARRANTS

     We may issue warrants for the purchase of preferred or common stock, either independently or together with other securities. Each series of warrants will be issued under a warrant agreement to be entered into between Swift and a bank or trust company. You should refer to the warrant agreement relating to the specific warrants being offered for the complete terms of such warrant agreement and the warrants.

     Each warrant will entitle the holder to purchase the number of shares of preferred or common stock at the exercise price set forth in, or calculable as set forth in any applicable prospectus supplement. The exercise price may be subject to adjustment upon the occurrence of certain events, as set forth in any applicable prospectus supplement. After the close of business on the expiration date of the warrant, unexercised warrants will become void. The place or places where, and the manner in which, warrants may be exercised shall be specified in any applicable prospectus supplement.

                              SELLING SHAREHOLDERS

     The selling shareholders may be our directors, executive officers, employees or other holders of common stock. The selling shareholders may from time to time transfer shares to a donee, successor or other person, other than for value, and such transfers will not be made pursuant to this prospectus. Such donees, successors and other transferees also may effect sales of the shares donated, distributed or transferred pursuant to this prospectus (as supplemented or amended to reflect such transaction and donee, distributee or transferee). The prospectus supplement for any offering of the common stock by selling shareholders will include the following information:

     - the names of the selling shareholders;

     - the number of shares of common stock held by each of the selling shareholders;

     - the percentage of the outstanding common stock held by each of the selling shareholders; and

     - the number of shares of common stock offered by each of the selling shareholders.

                              PLAN OF DISTRIBUTION

     We and any selling shareholders may sell the securities offered by this prospectus and applicable prospectus supplements:

     - through underwriters or dealers;

     - through agents;

     - directly to purchasers; or

     - through a combination of any such methods of sale.

     Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act of 1933.

     The applicable prospectus supplement relating to the securities will set forth:

     - their offering terms, including the name or names of any underwriters, dealers or agents;

     - the purchase price of the securities and the proceeds to us from such sale;

     - any underwriting discounts, commissions and other items constituting compensation to underwriters, dealers or agents;

     - any initial public offering price;

     - any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers;

     - in the case of debt securities, the interest rate, maturity and redemption provisions; and

     - any securities exchanges on which the securities may be listed.

     If underwriters or dealers are used in the sale, the securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions in accordance with the rules of the New York Stock Exchange and the Pacific Stock Exchange:

     - at a fixed price or prices which may be changed;

     - at market prices prevailing at the time of sale;

     - at prices related to such prevailing market prices; or

     - at negotiated prices.

     The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in an applicable prospectus supplement, the obligations of underwriters or dealers to purchase the securities will be subject to certain conditions precedent and the underwriters or dealers will be obligated to purchase all the securities if any are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time.
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     Securities may be sold directly by us or through agents designated by us from time to time. Any agent involved in the offer or sale of the securities in respect of which this prospectus and a prospectus supplement is delivered will be named, and any commissions payable by us to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     If so indicated in the prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers from certain specified institutions to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in the prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

     Underwriters, dealers and agents may be entitled under agreements entered into with us to be indemnified by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution by Swift to payments which they may be required to make. The terms and conditions of such indemnification will be described in an applicable prospectus supplement. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

     Each class or series of securities will be a new issue of securities with no established trading market, other than the common stock, which is listed on the New York Stock Exchange and the Pacific Stock Exchange. We may elect to list any other class or series of securities on any exchange, other than the common stock, but we are not obligated to do so. Any underwriters to whom securities are sold by us for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any securities.

     Certain persons participating in any offering of securities may engage in transactions that stabilize, maintain or otherwise affect the price of the securities offered. In connection with any such offering, the underwriters or agents, as the case may be, may purchase and sell securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities; and syndicate short positions involve the sale by the underwriters or agents, as the case may be, of a greater number of securities than they are required to purchase from us, as the case may be, in the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the securities sold for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and if commenced, may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, the Pacific Stock Exchange, in the over-the-counter market or otherwise. These activities will be described in more detail in the sections entitled "Plan of Distribution" or "Underwriting" in the applicable prospectus supplement.

                                 LEGAL OPINIONS

     Jenkens & Gilchrist, A Professional Corporation, Houston, Texas, will issue an opinion for Swift regarding the legality of the securities offered by this prospectus and applicable prospectus supplement. If the securities are being distributed in an underwritten offering, certain legal matters will be passed upon for the underwriters by counsel identified in the applicable prospectus supplement.

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                                    EXPERTS

     The audited financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and is incorporated herein in reliance upon the authority of said firm as experts in giving said report.

     Information referenced or incorporated by reference in this prospectus regarding our estimated quantities of oil and gas reserves and the discounted present value of future net cash flows therefrom is based upon estimates of such reserves and present values audited by H.J. Gruy and Associates, Inc., independent petroleum engineers.

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